Exhibit 99.1

Focused on Growing our Most Valuable Asset Zealand Pharma Annual Report 2021 Company reg. no. 20045078

Today Annual General Meeting 2021 #WithZeal Contents CEO Letter   R ead more on page 5 Other supplementary reports 2021   Corporate Social Responsibility Report   R emuneration Report   Corporate Governance Report See our pipeline   R ead more on page 19 Overview Zealand Pharma in short 4 Letter from the CEO and the Chairman 5 2021 Achievements 8 Consolidated key figures 9 2022 Outlook and Objectives 10 Zealand Pharma’s US launch Zealand Pharma’s first independent launch 12 Five in 25 13 Zealand Pharma’s R&D platform and pipeline Peptide platform 15 Zealand Pharma pipeline 19 Severe Hypoglycemia in diabetes/Zegalouge 20 Congenital Hyperinsulinism (CHI) 21 Type 1 diabetes 22 Obesity / Type 2 diabetes 23 Short Bowel Syndrome (SBS) 24 Corporate matters Corporate Matters 26 Corporate Social Responsibility 29 Our People and Culture 31 Risk management and internal control 33 Financial review 36 Shareholder information 39 Board of Directors 41 Corporate Management 44 Financial statements Management review Follow us Consolidated financial statements Income statement 48 Statement of comprehensive income 48 Statement of financial position 49 Statement of cash flows 50 Statement of changes in equity 50 Business overview 51 Notes 52 Financial statements of the parent company Income statement 96 Statement of comprehensive income 96 Statement of financial position 97 Statement of cash flows 98 Statement of changes in equity 98 Notes 99 Alternative performance measures for the group (non-audited) 113 Reports Statement of the Board of Directors and Executive Management 114 Independent auditor’s report 115 Other information Sources 121 Company information 121 2 Zealand Pharma  ∞  Annual Report 2021 Contents

Overview Zealand Pharma in short 4 Letter from the CEO and the Chairman 5 2021 Achievements 8 Consolidated key figures 9 2022 Outlook and Objectives 10 3 Zealand Pharma ∞ Annual Report 2021 Overview

Zealand Pharma in short We work to pursue our mission of transforming patients’ lives through peptide innovation and novel treatment solutions. Find out more about Zealand at zealandpharma.com/about-us Our ambition is to be a leading provider of innovative peptide therapeutics and novel treatment solutions to address the unmet medical needs of patients. We have a unique peptide research platform that we leverage to discover, develop and commercialize innovative treatments focusing on metabolic and gastrointestinal diseases, including rare disease areas. Our goal is to make all our pipeline candidates available. In addition to the products that we will market for ourselves in the US, we have and will continue to enter into strategic partnerships, where appropriate, with larger biotech and pharmaceutical companies to licence non-clinical and clinical assets for further development and eventual sale by them. Our strategy is to launch five products by 2025 as part of our “5 by 25” plan. Two of these, the V-Go® insulin delivery device and the Zegalogue® (dasiglucagon) injection for the treatment of severe hypoglycemia in people with diabetes aged 6 years an above and these products are on the market in the US through our US subsidiary. Founded in 1998 and headquartered in Copenhagen, we are a global company with locations in Boston and Marlborough, MA. Our deep knowledge and expertise with peptides has enabled us to develop a broad pipeline of both clinical and pre- clinical programs. 5 by 25 1998 4 Zealand Pharma  ∞  Annual Report 2021 ZP in short

Letter from the CEO and the Chairman Once again, we are pleased to report remarkable business achievements from yet another challenging year. This is a tribute to all our employees who have had to adapt to new ways of thinking to overcome the continuing effects of the COVID-19 pandemic and continue our mission to help our patients. Our peptide design strength was further validated when we received our first authorization for Zegalouge (dasi- glucagon) injection for the treatment of severe hypo- glycemia in people with diabetes.¹ This was a significant milestone in the company’s history. We have decided to enter the market with Zeaglouge in the US with our own sales force and aimed to ensure the widest possible access to patients at the end of 2021. We are making progress on Emmanuel Dulac President and Chief Executive Officer ¹ ZEGALOGUE (dasiglucagon) injection is a prescription medicine authorized by the FDA for sale in the US market only and is used to treat very low blood sugar (severe hypoglycemia) in people with diabetes aged 6 years and older. Martin Nicklasson Chairman of the Board of Directors 5 Zealand Pharma  ∞  Annual Report 2021 Letter from the chairman Letter from the CEO

Zealand Pharma • Annual Report 2021 6

this ambitious goal. This achievement cements our transition into a fully integrated biotech company which we demonstrated by launching Zegalogue. We remain confident that this product will establish itself in the US market and, alongside V-Go, contribute to fulfilling our aim to put 5 products on the market by 2025. This has been only one of our many accomplishments this year.

Clinical Progress

Progress of our late-stage pipeline is a key part of the future of Zealand. These programs are rooted in our expertise with peptide design and will contribute to our future growth. Zealand has met the ambition it set for itself for 2021 to advance the clinical assets and ensure that we are in the best possible position to provide them to patients. We were pleased to be able to close the recruitment into our Phase 3 trial for glepaglutide, which is being investigated for the treatment of Short Bowel Disease (SBS). We now have enough patients for a pivotal readout in the third quarter of 2022. Our aim is to apply for authorization in the US as quickly as possible in the event of a successful read out. The acceleration in patient recruitment allows us to mitigate future delays caused by the pandemic. We have great hopes for this product candidate to provide a real medical and quality of life advantage to patients with this serious rare disease. Our other clinical development programs have also made progress with dasiglucagon in the treatment of congenital hyperinsulinism (CHI) nearing its conclusion and our dapiglutide program is now ready to advance to Phase 2 enabling us to place Zealand on a firm footing for its next generation of investigational products.

This means that in the coming year, we have two major pivotal program read-outs: dasiglucagon in CHI and glepaglutide in SBS. Due to the relatively small patient population size, both conditions are classified as rare diseases and we are very excited to demonstrate their potential in the clinical trials. We are extremely grateful to the patients, their caregivers, the clinicians and our employees who continued to advance these trials despite all the restrictions and complexities imposed by COVID-19 in 2020 and 2021. We look forward to the results for CHI in late quarter 2 and SBS in late third quarter 2022.

Enrichment of our early pipeline

We have successfully progressed amylin into a single ascending dose study in Phase 1. Amylin, together with our GLP-1/Glu dual agonists and GIP, form part of our developing strength in the potential treatment of obesity. We are pleased with the progress of these assets as they demonstrate Zealand's ability to explore novel peptide-based therapies in additional disease areas. We have also utilized Zealand's strengths in peptide design and modification to provide additional treatment options in inflammatory diseases. We are working on ion channel blockers and an Alpha-4-Beta-7 program both having made progress in their development. These are achievements on top of our collaboration with Alexion (now part of AstraZeneca) with the complement system (C3) asset.

Glepaglutide in SBS.

Our aim is to apply for authorization in the US as quickly as possible in the event of a successful read out. We have great hopes for this product candidate in providing a real medical and quality of life advantages to sufferers of this serious rare disease.

Focus on finances The recent pressure and volatility in the financial markets have placed biotech companies in a highly challenging position when attempting to raise capital. The closing of the deal with Oberland Capital LLC, in late 2021, provided financial strength that allows us to execute on how to ad- vance the company later in its future transition to a mid- cap biotech. The deal with Oberland provided access to a total of $200m at staged intervals, tied to performance and is regarded as key at this stage of our growth journey. In addition to this we will focus on additional areas of finance and financial management to ensure that the company can meet its financial requirements over the next year. There will be a continued focus by the Zealand manage- ment on the company’s financial position to ensure the future growth of the company. We have come far Once again Zealand continues to show its flexibility, resil- ience, and strength in pursuing its future. It has journeyed from its origins as a research organization to one that now has a global footprint, multiple clinical trials running with unique breakthrough molecules and fantastic employees. We are at a point where we may have a clinical Phase 3 data read out from our key product candidate, glepaglu- tide, and a positive read out is expected to have the po- tential of transforming the company once again and drive shareholder value. On behalf of the Board, the Management team and all our colleagues, we extend our thanks to our shareholders, patients and employees for taking part in our development activities and to our other stakeholders for their continued trust in Zealand Pharma. Emmanuel Dulac President and Chief Executive Officer Martin Nicklasson Chairman of the Board of Directors Thank you On behalf of the Board, the Management team and all our colleagues, we extend our thanks to our shareholders, all patients taking part in our development activities and other stakeholders for their continued trust in Zealand Pharma. 7 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 8

2021 Achievements.

In 2021, we took a transformational step by launching our own product Zegalogue in the US.

Find out more about Zealand at
zealandpharma.com/about-us

We have advanced our pipeline programs, most prominently enrolling our last patient in our EASE-SBS 1 Phase 3 Trial assessing glepaglutide in Patients with Short Bowel Syndrome. That should provide a readout in 2022. During the year we successfully continued to keep our operations running with a highly engaged work force through the COVID-19 health crisis.

2021 Achievement	
Advanced our presence in US by expanding Zealand Pharma U.S.	• Approval of Zegalogue by the FDA on 22 March 2021 • Launch of Zeaglogue in the US market and ensuring patient access in approximately 65% of commercial lives and approximately 55% of Medicaid lives
Executed on the clinical pipeline	• Zegalogue: Approved by Food Drug Administration ("FDA") in March 2021 and launched in US • Glepaglutide for short bowel syndrome: Patient enrolment for Phase 3 completed. • Progress on dasiglucagon for congenital hyperinsulinism • Dasiglucagon for bi-hormonal artificial pancreas pump: Patient screening for Phase 3 program initiated • Dapiglutide for short bowel syndrome: Phase 1b trial completed • Amylin for Obesity: Phase 1 initiated
Advanced our early pipeline	• Advanced four programs in pre-clinical development towards Phase 1 initiation (Complement C3 inhibitor[1], ZP 10000 α4β7 integrin inhibitor; ZP6590 GIP (glucose dependent insulin peptide); ZP 9830 Kv1.3 ion channel blocker).
Expanded our strong financial and organizational position	• Secured approximately DKK 749 million in private placement completed in January 2021 • Completed $200M financing agreement in late 2021 with Oberland Capital

Zealand Pharma • Annual Report 2021 9

Consolidated key figures.

DKK '000	2021	2020	2019	2018	2017
Income statement and comprehensive income					
Revenue	292,567	353,314	41,333	37,977	136,322
Gross margin	**173,753**	**262,749**	**40,918**	**34,621**	**122,159**
Research and development expenses	-588,453	-604,081	-561,423	-438,219	-323,949
Sales and Marketing expenses	-375,269	-285,256	0	0	0
Administrative expenses	-260,987	-202,771	-67,881	-43,543	-47,343
Net operating expenses	**-1,224,709**	**-1,092,108**	**-629,304**	**-481,762**	**-371,292**
Operating result	**-1,052,370**	**-792,361**	**-587,942**	**652,385**	**-248,526**
Net financial items	25,430	-47,292	11,265	-27,334	-31,387
Result before tax	**-1,026,940**	**-839,653**	**-576,677**	**625,051**	**-279,913**
Income tax[1]	8,791	-7,076	5,136	-43,773	5,500
Net result for the period	**-1,018,149**	**-846,729**	**-571,541**	**581,278**	**-274,413**
Comprehensive result for the period	**-1,012,972**	**-837,752**	**-571,541**	**581,278**	**-274,413**
Earnings/loss per share – basic/diluted (DKK)	-23,75	-22.07	-16.91	18.94	-9.85
Statement of financial position					
Cash and cash equivalents	1,129,103	960,221	1,081,060	860,635	588,7180
Marketable securities	299,042	297,345	299,448	298,611	75,111
Cash, cash equivalents and Marketable securities	**1,428,145**	**1,257,566**	**1,380,508**	**1,159,246**	**663,829**
Total assets	**2,067,629**	**1,761,949**	**1,599,514**	**1,229,797**	**721,285**
Share capital ('000 shares)	43,634	39,800	36,055	30,787	30,751
Equity	927,803	1,229,311	1,242,673	1,116,281	514,669
Equity ratio[2]	0.45	0.70	0.78	0.91	0.71

DKK '000	2021	2020	2019	2018	2017
Cash flow					
Cash (used in)/provided by operating activities	-1,211,971	-688,716	-409,455	-461,420	-278,746
Cash (used in)/provided by investing activities	-18,121	-196,807	-51,666	882,925	221,351
Cash (used in)/provided by financing activities	1,332,751	760,941	674,480	-155,449	337,930
Purchase of property, plant and equipment	-22,133	-25,044	-21,036	-4,038	-7,226
Free cash flow[3]	-1,234,104	-713,760	-430,491	-463,418	-285,972
Other					
Share price (DKK)	145.10	220.60	235.40	82.40	85.00
Market capitalization (DKKm)[4]	6,220	8,464	8,487	2,537	2,614
Equity per share (DKK)[5]	21.26	32.04	34.52	36.33	16.77
Average number of employees	346	297	173	146	128
Number of full time employees at the end of the year	355	329	179	149	133

1 Zealand expects to be eligible to receive up to DKK 5.5 million in Danish corporate tax benefit related to R&D expenses incurred for 2021, of which DKK 5.5 million has been recognized for the period ended December 31, 2021.

2 Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

3 Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.

4 Market capitalization is calculated as weighted outstanding shares at the balance sheet date times the share price at the balance sheet date.

5 Equity per share is calculated as shareholders' equity divided by weighted total number of shares less weighted treasury shares.

2022 Outlook and Objectives We expect 2022 to be a year where we build on our success and continue to develop as a biopharmaceutical company. Our first products in the US provide us a stepping stone to the next chapter in our development. Financial guidance In 2022, Zealand Pharma expects net product revenue from the sales of its commercial products of DKK 235.0 million +/-10% compared to 2021 of DKK 184.0 million. In 2022, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is un- certain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue. Net operating expenses in 2022 are expected to be DKK 1,200.0 million +/-10% compared to 2021 of DKK 1,224.7 million. 2022 Objectives Execute on our commercial targets • Deliver on net revenue targets for V-Go and Zegalogue Deliver on the late-stage clinical pipeline • Dasiglucagon for congenital hyperinsulinism: Complete second Phase 3 study and prepare NDA for execution in 2022 • Dasiglucagon for bi-hormonal artificial pancreas pump: Advance Phase 3 study • Glepaglutide for short bowel syndrome: Complete Phase 3 study and prepare the NDA Enrich early pipeline and develop our next generation platform • Amylin for Obesity: Advance Phase 1 study • Develop our early pipeline and next generation peptide platform Maintain a strong financial position • Ensure disciplined financial management and productive investments • Address company's finacial position by ensuring access to additional sources of finance Deliver on our environmental, social, and governance responsibility • Initiate carbon footprint reduction initiatives 10 Zealand Pharma  ∞  Annual Report 2021 2021 Outlook

Zealand Pharma’s US launch Zealand Pharma’s first independent launch 12 Five in 25 13 11 Zealand Pharma ∞ Annual Report 2021 ZPs first independent launch - Indhold

Zealand Pharma’s first independent launch With our established US commercial presence and introduction of Zegalogue to supplement our sales of V-Go to patients, Zegalogue became the second of our five products to be launched by 2025 in the US. US organization In line with our strategy of independently commercializ- ing our medicines, Zealand Pharma has established and then further optimized our own fully-fledged commercial operation in the US, preparing us for our future launches expected by 2025. Our purchase of the assets of Valeritas Inc. in 2020 pro- vided us with the infrastructure to sell our products in the US market. In 2021, we have utilized the benefit of that acquisition and further developed our commercial pres- ence as a fully integrated biotech company with an es- tablished footprint in the US diabetes market by launching Zegalogue. This focus on developing our US commercial platform was a pivotal element in our strategy and ena- bled us to make progress with the launch of Zegalogue in the US. This development will allow us to independently launch and market the future medicines we develop in the US market. 12 Zealand Pharma  ∞  Annual Report 2021 Zealand Pharma’s first independent launch

Five in 25 Our broad pipeline provides the potential to build a diversified product portfolio with five marketed products by 2025. The launch of Zegalogue in the US is just the first of a number of launches of new medicines expected from Zealand Pharma in the coming years. Our goal is to have five commercialized products in the US by 2025. Zegalogue is the first product in our franchise built on the dasiglucagon molecule. The next potential launch is a continuous infusion for the treatment of Congenital Hyperinsulinism (CHI), a rare disease with often devas- tating consequences for patients and their families. We expect our second Phase 3 trial to readout in the first half of 2022. We are also planning to advance our Phase 3 trial with dasiglucagon used in a fully automated bi-hormonal pump, in collaboration with Beta Bionics. This "bionic" pancreas has been shown in Phase 2 studies to achieve low and stable levels of blood glucose levels, while reduc- ing hypoglycaemia. If successful, in its Phase 3 trial this opportunity constitutes another possibility to extend the use of dasiglucagon in the coming years. In the gastrointestinal field we have the potential to launch a new treatment for patients with Short Bowel Syndrome (SBS). Glepaglutide, a long-acting GLP-2 analog, is being developed in an auto-injector with potential for weekly administration. We have completed recruitment of pa- tients into Phase 3, and we remain on track for trial results to be obtained in the third quarter of 2022. We are excited about our first independent launch of Zegalogue and the potential of having multiple new product launches in the metabolic and gastrointestinal disease areas over the next 5 years. 13 Zealand Pharma  ∞  Annual Report 2021 Five in 25

Zealand Pharma’s R&D platform and pipeline Peptide platform 15 Zealand Pharma pipeline 19 Severe Hypoglycemia in diabetes/Zegalouge 20 Congenital Hyperinsulinism (CHI) 21 Type 1 diabetes 22 Obesity / Type 2 diabetes 23 Short Bowel Syndrome (SBS) 24 14 Zealand Pharma  ∞  Annual Report 2021 Zealand Pharma’s R&D platform and pipeline

Zealand Pharma • Annual Report 2021 15

Peptide platform.

Our peptide platform allows us to engineer peptide analogs with enhanced biological activity, extended duration of action and increased stability to provide innovative and better treatments for a range of different diseases.

Find out more in our movie on
zealandpharma.com/peptide-platform-video

Our platform

Since our founding in 1998, our sole focus has been on the discovery and development of peptide-based medicines to harness the power of native peptides and enhancing their effects. We have a unique peptide platform and design process built around a deep understanding of peptide chemistry, formulation know-how and intellectual property rights combined with advanced computer science. This allows us to engineer peptide analogs with enhanced biological activity, extended duration of action or increased stability to provide innovative and better treatments for a range of diseases.

Our peptide platform is validated by the fact that we have now advanced more than ten novel peptide-analogs into clinical development, two of which are currently marketed[1].

Vital to human health

Peptides are produced by all living organisms and humans have peptides in every cell and tissue. They can function as biological messengers (hormones) carrying information between cells or organs and thereby perform a wide range of essential functions, e.g., regulating appetite and blood glucose and stimulating tissue growth. This makes peptides vital to keeping us functioning and healthy.

Native peptides are composed of amino acids in a linear or cyclic form, have powerful biological functions but are inherently unstable and short-lived in the bloodstream. To convert these native peptides into effective peptide therapeutics requires the instability and thus duration of action to be changed while maintaining or enhancing the biological activity. This requires modifications to the amino acid sequence of the peptide, generally using substitution with another amino acid.

Nature's own inventions

We use our unique in-depth understanding of peptide chemistry and biology to focus the substitution process on key amino acids to remove the weak points that result in poor solubility, stability or activity, and thus create new drug candidates. We have successfully applied this approach to glucagon, amylin, GLP-1, GLP-2 and GIP. Enhancing their natural properties or combining their activities in single peptides present multiple therapeutic opportunities.

We base our research and development on endogenous peptides found in humans and peptides from venoms from various animals. We also manipulate bacteria to produce peptide libraries. In other words, we make broad use of nature's own inventions to improve human health and quality of life.

In line with our strategy to access cutting-edge technol- ogy, we have a range of research collaborations providing us with access to novel peptide libraries or new technolo- gies for peptide stabilization and delivery. Because of their unique features, specificity, physical size and attractive risk profile, peptide-based medicines may allow us to in the future treat diseases that we can’t treat today. Furthermore, they may enable us to treat more patients, initiate treatment earlier and ensure better treatment compliance, all of which could improve health outcomes. 16 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 17

Peptide Platform

New technologies and scientific advancements within peptides enable us to continuously optimize our peptide platform. Our Research and Development capabilities and current pre-clinical programs provide opportunities to grow our scientific and medical presence by expanding into indications like obesity and inflammatory diseases.

Our pre-clinical pipeline contains programs focused on analogs of endogenous peptide hormones, as well as programs with innovative peptide candidates acting on components of the complement cascade, ion channels and other target classes. We are also exploring ways to deliver these innovative products to patients using oral delivery mechanisms that may afford patients a more convenient way to administer the product.



Programs focusing on obesity

The global prevalence of obesity has tripled since the mid-1970s with 650 million adults and 124 million children and adolescents suffering from obesity. In the US alone, more than 40% of the population are considered obese[2]. We aspire to address the obesity pandemic with peptide molecules with built-in dual-acting pharmacology or molecules with mono pharmacology that can be combined or co-formulated with other anti-obesity treatments.

Long-acting amylin analog

Amylin is derived from β-cells in the pancreas and is co-secreted with insulin. It both regulates blood glucose by delaying gastric emptying after meal ingestion and directly modulates satiety signals in the brain. Preclinical studies also suggest that amylin, like glucagon, can increase energy expenditure, contributing to its weight loss effect. Our lead molecule, ZP8396, is a long-acting analog of amylin designed to allow for co-formulation with other anti-obesity treatments.

It has shown significant weight loss in pre-clinical models of obesity.

A Phase 1 clinical trial was initiated in November 2021.

Long-acting GIP analogs

Glucose-dependent insulinotropic peptide (GIP) is synthesized by K cells, which are found in the proximal intestine. GIP receptors are expressed in many organs and tissues including the central nervous system, enabling GIP to influence regulation of appetite and satiety, while showing antiemetic effects. Thus, GIP can contribute to the efficacy of other anti-obesity peptides by both a complementary effect and by providing an improved therapeutic window of the other peptide.

Our lead molecule, ZP6590, has shown additive effects when co-administered with a GLP-1 receptor agonist in pre-clinical obesity models.

Zealand Pharma • Annual Report 2021 18

Programs focusing on chronic inflammatory diseases

Peptide medicines have proven their effectiveness in other therapeutic areas such as type 2 diabetes and obesity and we believe that they represent a great opportunity for new innovation in the chronic inflammatory diseases area. The programs we are progressing represent high-profile peptide targets that have shown to be difficult to address with small molecules and antibodies as well as orally available peptides against disease targets that have already been clinically proven with injectable antibodies.

Complement C3 inhibitor

The complement system is a part of the innate immune system, and a central component of the complement cascade is the C3 protein.

Altered activation of the complement cascade is implicated in many immune-mediated diseases and in particular rare diseases such as paroxysmal nocturnal hemoglobinuria, cold agglutinin disease, myasthenia gravis and C3 glomerulopathy. There is currently only one approved drug to treat complement mediated diseases: an antibody that blocks the complement C5, the final step in complement activation. We have selected a candidate molecule that acts on C3, upstream of C5 and thus offering potential differentiation and broader utility than the current therapy. The candidate peptide is potent, selective, and long-acting and has the potential to be best-in-class, which we are currently progressing into the next stage of development in collaboration with Alexion (AstraZeneca).

Integrin α4β7 inhibitor

ZP10000, is being developed as an orally delivered peptide drug to target integrin α4β7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). Specific binding to surface α4β7 on the T cells prevents the interaction with MAdCAM-1 on the endothelial cells, which plays a critical role in immune cell recruitment to the intestinal tissue. This mode of action has been clinically validated in IBD by vedolizumab, an approved injection-only α4β7 integrin inhibitor antibody. ZP10000, is a peptide ligand that selectively binds to α4β7, and its efficacy has been demonstrated in vivo in IBD models. ZP10000, has binding properties on par with marketed antibodies as well as oral bioavailability as demonstrated in vivo. We are currently exploring the optimal oral formulation for this compound while we progress the program towards clinical testing.

Kv1.3 ion channel blockers

Kv1.3 is a potassium conducting ion channel, which is selectively upregulated on T effector memory cells. T effector memory cells play a key role in autoimmunity and chronic inflammation by releasing pro-inflammatory cytokines, which drives tissue damage. The anti-inflammatory effects of blocking the Kv1.3 ion channel have been demonstrated in multiple pre-clinical models of autoimmune diseases. The specific and selective location of the Kv1.3 on the effector memory T cells makes it an attractive pharmaceutical target, as blocking preserves the protective effects of the rest of the immune system. ZP9830, is a potent and selective Kv1.3 blocker with potential to treat a broad range of T cell driven autoimmune diseases. Currently we are progressing the molecule into IND enabling toxicity studies.

Zealand Pharma • Annual Report 2021 19

Zealand Pharma Pipeline.


Product Candidate
Preclinical
Phase 1
Phase 2
Phase 3
Registration
Type 1 diabetes
Dasiglucagon Mini-Dose Pen
Type 1 Diabetes
Exercise-Induced Hypoglycemia
Dasiglucagon Bihormonal Artificial Pancreas
Type 1 Diabetes management
Rare disease
Dasiglucagon SC Continuous Infusion
Congenital Hyperinsulinism
Glepaglutide (GLP-2 Analog)
Short Bowel Syndrome
Obesity
BI 456906
(GLP-1/GLU Dual Agonist)[1]
Boehringer Ingelheim
Obesity, NASH and T2D
ZP8396 (Amylin Analog)
Obesity and T2D
ZP6590 (GIP Agonist)
Obesity
Inflammation
Dapiglutide (GLP-1/GLP-2 Dual Agonist)
SBS
ZP9830 (Kv1.3 Ion Channel Blocker)
IBD
ZP10000 (α4β7 Integrin Inhibitor)
IBD
Complement C3 Inhibitor[2]
AstraZeneca
Undiscl.

GIP, glucose-dependent insulinotropic polypeptide; GLP, glucagon-like peptide; GLU, glucagon; hypo, hypoglycemia; IBD, inflammatory bowel disease; NASH, non-alcoholic steatohepatitis; SBS, short bowel syndrome; SC, subcutaneous; T1D, type 1 diabetes; T2D, type 2 diabetes; Undiscl., undisclosed

Severe Hypoglycemia in diabetes/ Zegalogue Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels. Unpredictable and among the most feared complications of diabetes treatment, severe hypoglycemia requires another person for rescue. The International Hypoglycemia Study Group defines hypoglycemia as blood sugar levels below the normal range, generally arising as a consequence of pharma- cologic treatment. While mild hypoglycaemia usually resolves with prompt ingestion of carbohydrates, more significantly reduced glucose levels can lead to severe hy- poglycemia, in which the affected individual needs other people to help treat the event. Severe hypoglycemia leads to impaired cognitive function, loss of consciousness, and even threatens life. The link between hypoglycaemia and increased mortality has been documented in several studies.¹ Zegalogue (dasiglucagon) was approved in March 2021 by the FDA and launched in the USA in June 2021 to treat severe hypoglycemia in people with diabetes aged 6 years and older. Zegalogue reverses hypoglycemia, typically within 10 min, without the need for additional intervention, and is well tolerated.² The drug is available in a convenient auto-injector and in a prefilled syringe, both of which can be refrigerated for up to three years or carried at room temperature for up to a year.³ 20 Zealand Pharma  ∞  Annual Report 2021 Severe Hypoglycemia in diabetes/Zegalouge

Find out more on zealandpharma.com CHI Congenital hyperinsulinism (CHI) is a rare disease affecting mainly newborns and toddlers. It is caused by a defect in pancreatic beta-cells, resulting in insulin overproduction and leading to persistent and dangerously low blood sugar levels. CHI develops in one out of 50,000 (or fewer) children, which corresponds to approximately 300 children diagnosed in the U.S. and Europe every year.¹,² The most severely affected children need to have their pancreas surgically removed within a few months of birth in order to prevent hypoglycemia. This invariably results in the development of type 1 diabetes, which will follow them for the rest of their lives.³ Current treatment options are insufficient: less than one- third of newborns and less than two-thirds of older chil- dren respond to approved medical therapy. The burden of disease is significant not just for the affected children but for their families and caregivers and represents a signifi- cant unmet medical need.⁴ 21 Zealand Pharma  ∞  Annual Report 2021 CHI

Zealand Pharma • Annual Report 2021 22

Type 1 diabetes.

In spite of newer insulins and better administration systems, the vast majority of people with Type 1 diabetes are unable to reach glycemic goals as defined by the American Diabetes Association.

While advances have been made in insulin chemistry and delivery systems to help patients manage their disease, achieving tight control over blood-glucose levels remains a daily challenge for those living with Type 1 diabetes. Microvascular complications are still high due to an inability to optimize insulin treatment and hypoglycemia remains an important contributing factor in increased mortality.

It is a well-known fact that Type 1 diabetes is not a single-hormone disease, and that glucagon secretion is dysfunctional in these patients. We believe that insulin-only treatment approaches do not mimic physiology and that therapies should be aimed at restoring physiology through bi-hormonal supplementation. The aqueous formulation of dasiglucagon potentially renders it suitable for chronic administration. As such, it is being investigated for the treatment of patients with Type 1 diabetes, both as part of a Bi-Hormonal Artificial Pancreas therapy (in collaboration with BetaBionics) and as a single agent to prevent and treat exercise-induced hypoglycemia.



Find out more on
zealandpharma.com

Find out more on zealandpharma.com Obesity / Type 2 diabetes Excessive weight and obesity are among the leading risk factors for heart disease, ischemic stroke, liver diseases and Type 2 diabetes as well as for a number of cancers. The global prevalence of obesity has tripled since the mid- 1970s with 650 million adults and 124 million children and adolescents suffering from obesity. In the US alone, more than 40% of the population are considered obese.¹ This is a complex metabolic disease modulated by several mo- lecular pathways; whereas single-peptide therapies have shown profound weight loss, it is expected that dual or tri- ple-peptide treatments are needed to achieve weight loss levels comparable to those seen with bariatric surgery. Zealand is investigating both an amylin analog and a GIP analog, with the potential for monotherapy or co-formu- lation with other anti-obesity peptide agents. Additionally, and in collaboration with Boehringer-Ingelheim, a GLP-1/ Glucagon dual agonist is being evaluated in obese pa- tients, as well as in patients with Type 2 diabetes and in patients with NASH. 23 Zealand Pharma  ∞  Annual Report 2021 Obesity / Type 2 diabetes

Find out more on zealandpharma.com Short Bowel Syndrome (SBS) Patients with Short bowel syndrome (SBS) have undergone massive intestinal surgery resulting in significantly reduced or complete loss of intestinal function. Short bowel syndrome (SBS) is a complex disease that occurs due to the physical loss, most often due to surgical removal, of half or more of the small intestine. As a result, individuals with SBS often have a reduced ability to absorb nutrients such as fats, carbohydrates, vitamins, minerals, trace elements and fluids, which can lead to malabsorp- tion and in more severe cases, to the need for parenteral support (PS) to maintain life. Diarrhoea, malnutrition, unintended weight loss, and a greatly reduced quality of life are all present to different degrees in affected individ- uals. Although life-saving, the provision of PS is associated with potentially life-threatening complications and poses a burden to the patients.¹ Despite the lack of a cure, the disorder usually can be treated effectively in highly specialized, multi-discipli- nary centers, involving the use of agents that promote rehabilitation of the of the intestinal lining, such as GLP-2 analogs. Zealand is currently investigating glepaglutide, a soluble, long-acting GLP-2 analog, in Phase 3 studies for the treatment of SBS. 24 Zealand Pharma  ∞  Annual Report 2021 Short Bowel Syndrome (SBS)

Corporate matters Corporate Matters 26 Corporate Social Responsibility 29 Our People and Culture 31 Risk management and internal control 33 Financial review 36 Shareholder information 39 Board of Directors 41 Corporate Management 44 25 Zealand Pharma  ∞  Annual Report 2021 Corporate matters overview

Corporate Matters Our approach to corporate governance is founded on ethics and integrity and forms the basis of our efforts to ensure strong confidence from our shareholders, partners, employees, and other stakeholders. As a company incorporated under the laws of Denmark, and with our shares admitted to trading and official listing on Nasdaq Copenhagen, as well as having American Depositary Shares representing Zealand shares trading on Nasdaq Global Select Market in New York, we are subject to various applicable legislations, standards and other regulations for publicly traded companies. These include Danish and US securities law and the recommendations on corporate governance issued by the Danish Committee on Corporate Governance (in the below ‘‘the Recommen- dations’’). Management structure Zealand has a two-tier management structure com- posed of the Board of Directors (“the Board”) and the Corporate Management. The Board is responsible for the overall visions, strategies and objectives, the financial and managerial supervision of Zealand as well as for regular evaluation of the work of the Corporate Management. In addition, the Board provides general oversight of our activities and ensures that it is managed in a manner and in accordance with applicable law and our Articles of Association. The Board approves the policies and procedures, and Corporate Management is responsible for the day-to-day management of Zealand in compliance with the guidelines and directions set by the Board of Directors. The alloca- tion of responsibilities between the Board and the Corpo- rate Management is stipulated in the Rules of Procedure. ¹ The Nomination Committee is a sub-set of the board. ² Formalized of April 2021. Corporate governance structure Annual General Meeting Board of Directors Corporate Management Organization Nomination Committee¹ Remuneration Committee Scientific Committee² Audit Committee 26 Zealand Pharma  ∞  Annual Report 2021 Corporate matters

Zealand Pharma • Annual Report 2021 27



Board of Directors

The Board of Directors plays an active role in setting our strategies and goals and in monitoring the operations and results. The Board of Directors functions according to its rules of procedure. Board duties include establishing our strategy, policies and activities to achieve our objectives in accordance with the Articles of Association.

In line with the Recommendations, the Board of Directors annually reviews and determines the qualifications and experience needed on the Board. The chairman supervises the Board of Director's annual self-evaluation of its performance.

The Board of Directors met 10 times in 2021.

Board Committees

The Board has established four committees to support the Board in its duties: Audit Committee, Remuneration and Compensation Committee, Scientific Committee, and a Nomination Committee.

Audit Committee

The Audit Committee assists the Board of Directors with oversight of financial reporting, internal control and risk management systems, external auditing of the annual report, and control of the auditor's independence, including oversight of non-audit services and other activities delegated by the Board of Directors.

Overview of meetings in 2021

● Attended ○ Absent

	Board	Audit Committee	Remuneration Committee	Scientific Committee	Nomination Committee
Martin Nicklasson	●●●●●●●●●●	●●●●●●●●	●●●●●	N/A	●●●●●●●●●●
Kirsten A. Drejer	●●●●●●●●●●	N/A	N/A	●●●	●●●●●●●●●●
Jeffrey Berkowitz	●●●●○●●●●●	●●●●●●○●	N/A	N/A	●●●●○●●●●●
Bernadette Connaughton	●●●●●●●●●●	●●●●●●●●	N/A	N/A	●●●●●●●●●●
Alain Munoz	●●●●●●●●●●	N/A	●●●●●	●●●	●●●●●●●●●●
Leonard Kruimer	●●●●●●●●●●	●●●●●●●●	N/A	N/A	●●●●●●●●●●
Michael J Owen	●●●●●●●●●●	N/A	●●●●●	●●●	●●●●●●●●●●
Jens Peter Stenvang	●●●●●●●●●●	N/A	N/A	N/A	N/A
Frederik Barfoed Beck	●●●●●●●●●●	N/A	N/A	N/A	N/A
Getrud Koefoed Rasmussen[1]	●●●●●●●○○○	N/A	N/A	N/A	N/A
Anneline Nansen[2]	○○○○○○○●●●	N/A	N/A	N/A	N/A
Iben Louise Gjelstrup	●●●●●●●●●●	N/A	N/A	N/A	N/A

[1] Resigned from company and as employee elected board member in September 2021

[2] Joined the board as of Gertrud Koefoed Rasmussen's resignation in September 2021

Zealand Pharma • Annual Report 2021 28

In 2021, specific topics discussed included auditor's reports, accounting policies, internal controls, including SOX (Sarbanes-Oxley Act) compliance, finance, risk management, insurance policy, year-end issues and external financing.

The Audit Committee met 8 times in 2021.

Remuneration Committee

The Remuneration Committee proposes the remuneration policy and general guidelines for incentive pay for the Board of Directors and the CEO of Zealand as well as targets for company-operated performance-related incentive programs. These policies and guidelines set out the various components of the remuneration, including fixed and variable remuneration such as pension schemes, benefits, retention bonuses, severance and incentive schemes as well as the related bonus and evaluation criteria.

In 2021, specific topics discussed included long-term incentive programs for management and Board of Directors, US based employees, company goals, compensation policy for eligible employees, CEO and Board compensation.

The Remuneration Committee met 5 times in 2021.

Nomination committee

The Nomination Committee makes recommendations for decisions to the Board of Directors regarding board and CEO positions and identifies and recommend candidates for the Board of Directors.

Specific topics discussed in 2021 included the composition of the independent members of the Board of Directors.

The Nomination Committee met after each board meeting in 2021.

Scientific committee

The Scientific Committee is a forum with the purpose of leveraging the scientific expertise of the appointed Board of Directors, understanding and challenging the approach and assumptions of the Company's Research & Development strategy, provide technical assistance to the Board on Research & Development related issues and in both instances to provide guidance to the Board on the risks of the Company's Research & Development strategy.

Specific topics discussed in 2021 included discussions on the development of the pre-clinical pipeline and the rationale for the development of products in that pipeline.

The Scientific Committee met under its new governance structure 3 times in 2021.

Compliance with the Corporate Governance Recommendations

Zealand complies with the Recommendations on Corporate Governance issued by the Danish Committee on Corporate Governance, December 2, 2020, with two exceptions:

- Interaction with the company's shareholders, investors and other stakeholder (Recommendation, section 1.1.2): The company does not have a formal written policy on shareholder engagement. Members of Executive Management believe that investor management is best advanced by direct interaction with investors as appropriate.
- Interaction with the company's shareholders, investors and other stakeholder (Recommendation, section 1.4.2): The company does not have a public tax policy. The company is still in its growth phase and transition to a commercial company and its revenue is growing but still modest. Zealand pays all its applicable corporate taxes in Denmark.

The charter of the Audit Committee is available at:
zealandpharma.com/audit-committee/

The charter of the Remuneration Committee, the remuneration report, the remuneration policy and the guidelines for incentive pay are available at:
zealandpharma.com/remuneration-committee

The rules of procedure of the Nomination-Committee are available at:
zealandpharma.com/nomination-committee/

Corporate Social Responsibility As we work toward realizing our ambition to improve care for patients and deliver value for our shareholders, we further recognize the importance of protecting the world around us. We believe in operating as a responsible company that serves broader economic, societal, and environmental interests. We have incorporated selected UN Sustainable Devel- opment Goals that are aligned to our business to further connect our efforts with those of other companies to address global challenges. Our CSR policy focuses on areas most relevant to our core business: • Environmental sustainable development, • Diverse work environment, • Quality in relation to research, development and prod- uct supply activities, • Exceptional treatment for patients, and • Business ethics. Commitment to Sustainable Development Goals We are committed to addressing global challenges through support of the Sustainable Development Goals established by the United Nations. Six goals that are relevant to our business were placed into focus last year, and we continue to identify and implement initiatives and metrics to evaluate our progress in these areas. Additional goals may be considered as our company continues to grow and evolve. Gender Diversity Diversity provides better understanding of the communi- ties in which we operate, so that we can create value for patients and our stakeholders. We aim to achieve equal representation of both genders at all management levels, from the Board of Directors to the heads of departments. For the statutory reporting on corporate social responsibility, gender distribution and diversity in management cf. the Danish Financial Statement Act §99a, §99b and §107d, please see the Corporate Social Responsibility Report 2021 at zealandpharma.com/csr 29 Zealand Pharma  ∞  Annual Report 2021 Corporate Responsibility

Zealand Pharma • Annual Report 2021 30

Zealand has an even distribution of female and male managers, and slightly more women than men across the organization in general. Overall Zealand is made up of 58% females in 2021 (2020: 58%).

As of December 31, 2021, the Board of Directors consisted of four women and seven men, giving a female representation of 36% (2020: 36%).

We are committed to providing equal employment opportunities for all employees, by recruiting, hiring, training, promoting, and making other personnel decisions, without regard to race, colour, gender identity/expression, religion, age, sexual orientation, national origin, disability, military or veteran status or any other protected basis.

Quality in everything we do

Our quality policy describes compliance with rigorous internationally recognized standards and guidelines at all stages of research, development and commercial production to ensure that we do not place patients or animals at risk due to inadequate safety, quality or efficacy. We maintain oversight of the outsourced GxP activities to ensure vendor compliance with the requirements of pharmaceutical quality standards as articulated in Good Laboratory Practice (GLP), Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Pharmacovigilance Practice (GVP), Good Distribution Practice (GDP), to the relevant ISO standards with respect to medical devices and others.

Focus on patients

At Zealand, we work to create better lives for patients through collaborations with advocacy groups and patient organizations. We aim to demonstrate our commitment to patients and caregivers by serving their interests with the aim of consolidating relations and obtaining better treatment options.

Data Ethics

This statement forms part of the management commentary of the annual report of Zealand Pharma for the last financial year. The new Danish regulation - Section 99d of the Danish Financial Statements Act - requires larger companies, which have a policy for data ethics, to supplement the management commentary of the annual report with a report on data ethics. As an innovative fast-moving fully integrated biotech company the importance of responsible data sharing and data ethics is appreciated within the organization. Zealand Pharma is committed to apply data ethics that are consistent with the appropriate privacy regulations and consistent with accepted industry practice. Zealand Pharma currently has policies on Data Integrity and Good Documentation that apply to the integrity and quality of data for its clinical trials and a Data Governance Manual that governs the way that certain categorires are handled and used. It is undertaking an assessment of whetether it needs to adapt these to align with this new statutory requirement.

Zealand Board of Directors


%
2021
36 (36)
2020
64 (64)
Men
Women

Zealand Pharma Board of Directors as of December 31, 2021:

4 women and 7 men

giving a female representation of 36% (2020: 36%).

42 (42) 58 (58) 2021 2020 Men Women % Our People and Culture Our team's well-being, competency development, and engagement are key to realizing our ambitious business goals. We strive to cultivate a diverse, unique, energizing, and respectful environment for all employees, regardless of their background. Engagement We are proud that close to 100% of employees across all geographies and functional areas believe in the future of Zealand, according to our 2021 engagement survey results. Our people are as dedicated and ambitious as ever, helping to achieve major organizational goals despite the global COVID-19 pandemic. We aspire to maintain this level of engagement as we continue our journey. One Team We aim to change lives through next generation therapeu- tics, and our employees are at the center of the solutions. We pride ourselves on our ability to work together as one team, and foster a strong company culture founded on collaboration, innovation, empowerment, and trust. To support our employees’ well-being, we work sys- tematically to maintain a safe and healthy work environ- ment. We have a number of policies and committees in place to promote physical and psychosocial health. Our committees include a Works Council, a COVID response committee and an Occupational Safety and Health Com- mittee (OSHA Committee), on which both management and employees are represented and regularly discuss matters related to our work environment. Employees are also represented on the company’s Board of Directors per Danish law. Zealand total 31 Zealand Pharma  ∞  Annual Report 2021 Our People and culture

Talent Zealand strives to be among the very best employers in our industry as we continue our strategic focus on build- ing a world-class, fully integrated biopharmaceutical organization. While building on Zealand’s unique strengths and culture, Zealand is increasingly diversifying our work- force to meet tomorrow's demands and keep our innova- tion power to attract and retain global talent, we refreshed our company DNA in 2020 and our values are that our employees are bold, work as one team, can be trusted and empower our teams. The process of rolling these values out values across the organization has continued across 2021. Through our employees, we can continue to grow a company with highly specialized employees committed to changing lives by evolving our business and our pipeline. Safe work environment Zealand works systematically to maintain a safe and healthy work environment. We maintain numerous pro- cedures to support our work environment and train all Zealand employees in standard safety protocols to enable self-management of their own occupational safety. 32 Zealand Pharma  ∞  Annual Report 2021

Risk management and internal control We constantly monitor and assess the overall risk of doing business in the pharmaceutical/ biotech industry and the particular risks associated with our current activities and corporate profile. This section contains a summary of our key risk areas and how we attempt to address and mitigate such risks. Envi- ronmental and ethical risks are covered in our corporate social responsibility reporting, and risks related to finan- cial reporting are covered in our corporate governance reporting. Doing business in the pharmaceutical/biotech industry involves major financial risks. The development of nov- el medicines takes several years, costs are high, and the probability of reaching the market is relatively low due to developmental and regulatory hurdles. Our Management is responsible for implementing ade- quate systems and policies in relation to risk management and internal control, and for assessing the overall and specific risks associated with our business and operations. Furthermore, our Management seeks to ensure that such risks are managed optimally and in a responsible and effi- cient manner. The main risks related to our activities include employees’ and business partners’ violation of our anti-corruption commitment and potential legal and financial conse- quences thereof. Zealand’s whistleblower program and insider information list are two methods for mitigating such risk. We are developing programs to support ongoing maintenance of code of business conduct understanding among employees, as well as a more robust program to ensure data privacy and protection. Risks of particular importance to us are scientific and development risks, commercial risks, intellectual property risks, clinical trial risks, regulatory risks, partner interest risks, and financial risks. Risk and mitigation plans are monitored by Management, and the continuous risk as- sessment is an integral part of the yearly reporting to the Board of Directors. 33 Zealand Pharma  ∞  Annual Report 2021 Risk management and internal control

Zealand risk and mitigation Commercial activities – products in research and development Research and development Clinical trials Intellectual property Risk Risks relating to the sales of our products, market size, competition, development time and costs, partner interest and pricing of products in development. Research and development of new phar- maceutical medicines is inherently a high- risk activity. The probability of discovering and developing an effective and safe new medicine with strong IP protection is very low. Our product candidates will need to undergo time-consuming and expensive trials to document efficacy and safety, the outcome of which is unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and other comparable regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately not be able to complete, the development of these product candidates If we or our partners were to face infringe- ment claims or challenges by third parties, an adverse outcome could subject us or our partners to significant liabilities to such third parties. This could lead us or our part- ners to curtail or cease the development of some or all of their candidate drugs, or cause our partners to seek legal or contractual remedies against us, potentially involving a reduction in the royalties due to us. Mitigation We maintain a reporting system for our products to monitor sales and inventory and will establish similar systems for future launches. From early in the research phase and throughout development, commercial potential and risks are assessed to ensure that final products have the potential to be commercially viable. In order to cope with the restrictions imposed by COVID-19 we have adapted our marketing activities to protect our staff, providers and patients. Throughout the research and development process, we regularly assess these risks by means of a quarterly risk assessment of all of our research and development projects, conducted by Management together with the department heads and project man- agers. This assessment, which is presented to the Board of Directors, describes each project and measures its progress based on milestones. It analyzes the individual risks of each project and prioritizes the project portfolio Our clinical project teams work closely with external expert clinicians and product development experts within the industry to design, set up and conduct the clinical programs. Our employees have been selected due to their extensive experi- ence within their field of expertise, receive training and are continuously developed to fulfill requirements. We also engage in meetings with regulatory authorities to ensure that there is alignment on the regu- latory strategy and trial requirements. Our patent department works closely with external patent counsels and partners’ patent counsels to minimize the risk of patent infringement claims as well as to prepare any patent defense should this be necessary. Our employees receive training and up- dates on policies regarding the correct and lawful management of external intellectual property. 34 Zealand Pharma  ∞  Annual Report 2021

Zealand risk and mitigation – continued Regulatory Future partnerships Financial IT Risk The regulatory approval processes of the FDA, the EMA and other comparable regu- latory authorities are lengthy, time consum- ing and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for internal or outlicensed product candidates, our business could be substantially harmed. Entering into collaborations with partners can bring significant benefits as well as involve risks. In addition, full control of the product is often given to the partner. Financial risks relate to cash and treas- ury management, liquidity forecasts and financing opportunities. Risks realted to the company's financial position and its cash requirments for the next 12 months. Our information technology systems are key to its operations and need protection from intrusion from unauthorized entry. Mitigation Our qualified staff in the regulatory depart- ment works closely with external consult- ants and regulatory agents to develop regu- latory strategies and frequently interacts with regulatory agencies. We have taken a decision to increase our focus on proprietary programs in order to decrease our dependence on partners in the development process and capture more of the value of its projects. Partnerships may still be relevant in the future and, to maximize the value of such partnerships, we strive to foster a close and open dialogue with our partners, thereby building strong partnerships that work effectively. Financial risks are managed in accordance with the Finance Policy, regularly assessed by our Management and reported to the Audit Committee and the Board of Direc- tors. During 2021 we have continued to optimize our Internal Control Framework in response to the requirements of the Sar- banes-Oxley Act as a result of being listed in the US. See also p. 88-90 note 30. The company employs qualified IT profes- sionals who use external assistance from qualified vendors to provide advice on cybersecurity and systems security were relevant. All members of staff are trained in IT security and its IT systems use authen- tication systems to reduce the risk of unauthorized entry into its systems. It has appropriate protection from viruses and malware. Its most sensitive data is encrypt- ed and subject to restricted internal use. 35 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 36

Financial review.

Financial review for the period January 1 – December 31, 2021.

Comparative figures for the corresponding period in 2020 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2020.

Financial results

Zealand Pharma received approval by the Food and Drug Administration for Zegalogue in March 2021 and began commercial promotion and sales for the product in June 2021. Revenue, Cost of Goods Sold, Gross Margin, and Sales and Marketing Expenses in 2021 all reflect new activities for Zegalogue not incurred by the company in prior periods.

Revenue

DKK million	2021	2020	Δ	Δ in percent
Product sales	184.0	161.3	22.7	14%
License and milestone revenue	108.6	192.0	-83.4	-43%
Total revenue	**292.6**	**353.3**	**-60.7**	**-17%**

Increase in revenue from the sale of goods is primarily attributable to the sales of V-Go and Zegalogue in 2021. Zegalogue became commercially available in June of 2021 and did not have any product revenue prior to that date. The decrease in license and milestone revenue is mainly due to a milestone payment of DKK 149.1 million triggered and recognized as revenue in June 2020 from our partnership agreement with Boehringer Ingelheim offset by smaller milestones received in 2021 through partnerships with Sanofi, Boehringer Ingelheim, and Protagonist.

Gross margin

DKK million	2021	2020	Δ	Δ in percent
Gross margin	173.8	262.8	-89.0	-34%

The decrease in gross margin is primarily due to the milestone payment of DKK 149.1 million triggered and recognized as revenue in June 2020 from our partnership agreement with Boehringer Ingelheim.

Research and development expenses

DKK million	2021	2020	Δ	Δ in percent
Research and development expenses	588.5	604.1	-15.6	25.8%

Research and development expenses are primarily related to activities with our late-stage clinical programs for dasiglucagon and glepaglutide. The decrease in research and development expenses is related to the regulatory activities required for Zegalogue in 2020, which was approved by the Food and Drug Administration in March 2021.

Sales and marketing expenses

DKK million	2021	2020	Δ	Δ in percent
Sales and marketing expenses	375.3	285.3	90.0	32%

Zealand Pharma • Annual Report 2021 37

The increase in sales and marketing expenses is related to efforts for the Zegalogue launch as well as continued commercial support for the V-Go wearable insulin delivery device.

Administrative expenses

DKK million	2021	2020	Δ	Δ in percent
Administrative expenses	261.0	202.7	58.3	29%

The increase in administrative expenses is costs related to the buildup and operations of the US subsidiary, which supports the commercial infrastructure as well as general and administrative purposes. Substantial US operations were acquired in April 2020 following the close of the Valeritas asset purchase agreement.

Operating result

DKK million	2021	2020	Δ	Δ in percent
Operating result	-1,052.4	-792.4	-260.0	-33%

The operating result reflects gross margin, research and development expenses, sales and marketing and administrative expenses, as discussed above.

Financial income and financial expenses

DKK million	2021	2020	Δ	Δ in percent
Net financial items	25.4	-47.3	72.7	154%

Financial income and financial expenses, which we refer to collectively as net financial items, consist of interest income and expense, fair market value adjustments, banking fees and impact from adjustments related to foreign exchange rates.

The positive development from 2020 to 2021 is mainly related to the development in the DKK/USD exchange rate.

Result before tax

DKK million	2021	2020	Δ	Δ in percent
Result before tax	-1,026.9	-839.7	-187.2	22%

Result before tax reflects the operating result and net financial items, as discussed above.

Income tax

DKK million	2021	2020	Δ	Δ in percent
Income tax	8.8	-7.1	15.9	224%

The net income tax (income) is mainly impacted by the tax deduction in Denmark, a prior period correction offset by tax expenses in US.

No deferred tax asset regarding the Danish parent company has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized within the near term.

Net result

DKK million	2021	2020	Δ	Δ in percent
Net result	-1,018.1	-846.7	-171.4	20%

The decrease in the net result is primarily a result of increased sales and marketing and administrative expenses. The expense increase is due to 2020 only having commercial infrastructure effective April 2020 following the Valeritas asset purchase agreement and the company's commercially launch of Zegalogue in June of 2021. In addition, there was a one-time milestone of DKK 149.1 million triggered in June 2020 from our partnership agreement with Boehringer Ingelheim.

Liquidity and capital resources

Equity

DKK million	Dec. 31, 2021	Dec. 31, 2020	Δ	Δ in percent
Equity	927.8	1,229.3	-301.5	-25%
Equity ratio	45%	70%	N/A	N/A

Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date. The decrease in equity was mainly driven by the loss for the period offset by a capital increase in January 2021 amounting to DKK 748.9 million.

Zealand Pharma • Annual Report 2021 38

Cash, cash equivalents and Marketable securities

DKK million	Dec. 31, 2021	Dec. 31, 2020	Δ	Δ in percent
Cash, cash equivalents and Marketable securities	1,428.1	1,257.6	170.5	14%

The increase was mainly driven by the capital increase in January 2021 amounting to DKK 748.9 million and the DKK 650.0 million received from the Oberland Note Purchase Agreement offset by cash spent in the period.

Cash flow

DKK million	2021	2020	Δ	Δ in percent
Cash used in operating activities	-1,212.0	-688.7	-523.3	76%
Cash used in investing activities	-18.1	-196.8	178.7	-91%
Cash flow from financing activities	1,332.8	760.9	571.9	75%
Net cash flow	-1,234.1	-713.8	-520.3	73%

The increase in cash used in operating activities from the same period in 2020 is mainly related to our sales and marketing and administrative expenses increasing as a result of the commercial activities and support for Zegalogue and the V-Go wearable insulin delivery device. In 2020 Zealand only had the sales and marketing expense and infrastructure effective April 2020 following the Valeritas asset purchase agreement.

Cash used in investing activities in 2021 related mainly to acquisition of tangible assets. The investing activities in 2020 are mainly related to the acquisition of Valeritas.

Cash from financing activities increased primarily because of the January 2021 financing with an aggregate gross amount of DKK 748.9 million and the Oberland Note Purchase Agreement for DKK 650.0 million. Cash from financing activities for 2020 was mainly related to June financing of gross DKK 657.7 million but also a private placement of gross DKK 137.2 million.

The Company monitors its funding position on a monthly basis to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities in order to identify liquidity risk and enable Management and the Board of Directors to prepare for new financing transaction and/or take relevant expense management activities to allow the Company to continue as a going concern.

As of the date of these financial statements the Company, with it's current strategic plans, anticipates that the current cash position and the cash requirements per the 2022 Annual Budget will provide a positive cash runway until April 2023 but will exceed the terms of liquidity covenant as part of the Oberland Note Purchase Agreement and hence, a working capital deficit in September 2022 without additional financing and/or cost reductions. While reviewing the Company's strategic plans and priorities, Management and the Board of Directors are working on extending the cash runway by means of new additional funding for the Company, either through issuance of shares, issuance of debt instruments, establishment of royalty arrangements, divestments, expense management activities or a combination of such, and on this basis believes it is probable that sufficient resources will be obtained in due time prior to the end of September 2022 to enable the Company to continue its activities as planned well into 2023. On this basis Management has prepared the financial statements based on a going concern assumption.

Since such new source of funding is not obtained of the date of these financial statements, substantial doubt regarding going concern exist, and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Zealand Pharma • Annual Report 2021 39

Shareholder information.

We are dual listed on Nasdaq Copenhagen and Nasdaq Global Select Market, New York, under the ticker symbol ZEAL.

Find out more about our investor relations at
zealandpharma.com/investor-relations

At December 31, 2021, the nominal value of our share capital was DKK 43,634,142, divided into 43,634,142 shares with a nominal value of DKK 1 each.

In 2021 the share capital increased by a nominal value of DKK 3.8 million through one directed issues and private placements (DKK 3.6 million in total) and exercise of employee warrants (DKK 0.2 million). All Zealand shares are ordinary shares and belong to one class. Each share listed by name in Zealand's shareholder register represents one vote at the annual general meeting and other shareholders' meetings.

Change in number of shareholders during 2021

The number of registered shareholders in Zealand Pharma increased to 24,143 at December 31, 2021, from 17,678 at December 31, 2020. In addition, 1,742,842 shares were represented by ADSs traded on Nasdaq Global Select Market, New York.

Ownership

The following shareholders are registered in Zealand Pharma's register of shareholders as being the owners of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) at December 31, 2021:

- Van Herk Investments, Netherlands (16.8% of votes/16.8% of capital)
- Credit Suisse Group AG. Switzerland (6.20% of votes/6.20% of capital)
- Capital Group Companies Inc., USA (5.61% of votes/0% of capital)
- SMALLCAP World Fund, Inc., USA (0% of votes/5.61% of capital)

Institutional shares by geography


%
2021
2020
0 (0)
28 (22)
27 (36)
1 (1)
1 (0)
1 (5)
41 (35)
United States
Denmark
United Kingdom
Sweden
France
Rest of Europe
Rest of World

Zealand Pharma • Annual Report 2021 40

Share price performance

The price of Zealand's shares decreased by 34.2% during 2021 with a market closing share price at year-end of DKK 145.1, compared to DKK 220.6 at year-end 2020.

Annual General Meeting

The annual general meeting is scheduled to be held electronically on Wednesday, April 6, 2022 at 3:00 PM CET. Additional information will become available at https://www.zealandpharma.com/annual-general-meeting no later than 3 weeks before the annual general meeting.

Analyst coverage

Zealand is followed by the financial institutions and analysts listed below:

Institution	Analyst's name
US	
Needham	Joseph Stringer
United Kingdom	
Goldman, Sachs & Co.	Keyur Parekh
Jefferies	Peter Welford
Netherlands	
Kempen	Suzanne van Voorthuizen
Denmark	
Carnegie	Jesper Ilsøe
Danske Bank	Thomas Bowers
Nordea	Michael Novod

Financial Calendar 2022

Date	Event
April 6	Annual General Meeting
May 12	Q1 Earnings Release / Interim Report First Quarter 2022
August 11	H1 Earnings Release / Interim Report First Half 2022
November 10	Q3 Earnings Release / Interim Report Third Quarter 2022

All dates are subject to NASDAQ deadlines and reporting requirements and are subject to change

Core share data

	Denmark	U.S.
Number of shares and ADSs at Dec. 31, 2021	43,634,142	1,742,842
Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York
Ticker symbol	ZEAL	ZEAL
Index memberships	Nasdaq Copenhagen	STOXX Europe TMI Pharm Large Cap

Zealand Pharma • Annual Report 2021 41

Board of Directors and Corporate Management.

Find out more about the Board of Directors at zealandpharma.com/board-of-directors-and-nomination-committee

Zealand Board of Directors at March 10, 2022

  

	Martin Nicklasson	Kirsten A. Drejer	Jeffrey Berkowitz
Position	Chairman	Vice Chairman	Board member
Year of birth	1955	1956	1966
Nationality	Swedish	Danish	American
Gender	Male	Female	Male
First elected	2015	2018	2019
Committee	AdCom, RemCom chair and NomCom chair	NomCom and SciCom	NomCom and AdCom
Independent	Yes	Yes	Yes
Special competencies	Extensive general management and research and development experience from AstraZeneca Plc and Swedish Orphan Biovitrum AB.	More than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, held several scientific and managerial positions at Novo Nordisk A/S.	Global executive with extensive branded and generic pharmaceutical, retail pharmacy, wholesale drug distribution, specialty, payor and healthcare services leadership experience in P&L accountable roles.
Current positions	Board member of Basilea Pharmaceutica Ltd. and chairman of Nykode Therapeutics AS.	Chairman of the board of Antag Therapeutics, Bioneer and ResoTher Pharma. Board member of Curasight A/S and Malin Corporation.	Board member of H. Lundbeck A/S, Esperion Theraptics, Inc. and Uniphar PLC.
Zealand shares at December 31, 2021	2,570	800	200
Zealand warrants at December 31, 2021	0	0	0
Zealand RSUs at December 31, 2021	8,000	4,000	4,000
Change in ownership in 2021	0	0	0

Zealand Pharma • Annual Report 2021 42

Zealand Board of Directors at March 10, 2022, continued






	Bernadette Connaughton	Leonard Kruimer	Alain Munoz	Michael John Owen
Position	Board member	Board member	Board member	Board member
Year of birth	1958	1958	1949	1951
Nationality	American	Dutch	French	British
Gender	Female	Male	Male	Male
First elected	2019	2019	2005[1]	2012
Committee	NomCom and AdCom	NomCom and AdCom	NomCom, RemCom and ScCom	NomCom, RemCom and ScCom
Independent	Yes	Yes	No[2]	Yes
Special competencies	More than 30 years of global strategic, commercial and leadership expertise, and a broad perspective on the strategy, capabilities and governance required for successful execution in U.S. and international markets.	More than 30 years of experience in corporate finance, planning and strategy, including 15 years in senior executive positions in private and publicly listed biotechnology companies.	Physician qualified cardiology and intensive care. Experience in the pharmaceutical industry at senior management level. Served as SVP for international development in the Sanofi Group and in the pharmaceutical division of Fournier Laboratories.	Research experience focusing on the immune system and more than 150 publications. Has held several leading positions at GlaxoSmithKline, most recently as SVP and head of biopharmaceuticals research.
Current positions	Board member of the board of Halozyme Therapeutics Inc. and Syneos Health.	Chairman of the board of BioInvent Int. AB., board member of Oncoytics Biotech Inc. and board member and Chairman of Audit Committee of Pharming Group NV. Director AI Global (Netherlands) PCC Ltd.	Scientific Advisory Board of Valneva SE, chairman of the board of directors of Acticor Biotech, and a board member of Auris Medical and Amryt Pharma Plc.	Chairman of the board of Ossianix Inc., and is a member of the board of ReNeuron Group plc, Sareum Holdings plc, and GammaDelta Therapeutics.
Zealand shares at December 31, 2021	500	4,000	5,250	300
Zealand warrants at December 31, 2021	0	0	0	0
Zealand RSUs at December 31, 2021	4,000	5,500	4,500	4,500
Change in ownership in 2021	0	0	0	0

[1] Resigned in 2006 and re-elected in 2007. [2] Not considered independent in accordance with the Danish Recommendations on Corporate Governance of 2 December 2020.

Frederik Barfoed Beck Anneline Nansen Louise Gjelstrup Jens Peter Stenvang Position Employee-elected board member1 Employee-elected board member1 Employee-elected board member1 Employee-elected board member¹ Year of birth 1967 1969 1977 1954 Nationality Danish Danish Danish Danish Gender Male Female Female Male First elected 2020 20212 2020 2014 Committee None None None None Independent No No No No Current positions Senior Outsourcing Manager Principal Scientist. Principal Laboratory Technologist. Senior Application Specialist. Zealand shares at December 31, 2021 4,798 1,571 1,255 6,300 Zealand warrants at December 31, 2021 7,200 5,500 1,500 750 Zealand RSUs at December 31, 2021 2,100 875 1,750 1,750 Change in ownership in 2021 0 0 +415 +1,250 Zealand Board of Directors at March 10, 2022, continued 1  Employee-elected board members are elected for a period of four years. 2  Joined the board on 1 September 2021 as an employee elected member following the resignation of Gertrud Koefoed Rasmussen. 43 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 44

Zealand Corporate Management at March 10, 2022





	Emmanuel Dulac	Matthew Dallas	Adam Steensberg
Position	**Executive Management** President and Chief Executive Officer	**Executive Management** Senior Vice President and Chief Financial Officer	**Executive Management** Executive Vice President, Research & Development, and Chief Medical Officer
Year of birth	1969	1975	1974
Nationality	French	American	Danish
Gender	Male	Male	Male
Joined Zealand	2019	2019	2010
Experience	Emmanuel Dulac has been Chief Executive Officer (CEO) of Zealand Pharma (Nasdaq: ZEAL), since April 2019. Since becoming CEO, Emmanuel led a transformation to build Zealand Pharma into a leading global Biotech company: He clarified the path to growth for the company, accelerated Zealand readiness to market their own drug while expanding their unique and highly productive peptide therapeutics platform. Under his leadership, the company filed their first NDA, completed their first in-licensing, led their first acquisition, received their first NDA approval and has set an ambitious goal to have five commercialized products by 2025.	Most recently, Mr. Dallas served as chief financial officer at Aveo Pharmaceuticals, leading finance for the publicly traded biotechnology company and was additionally responsible for investor relations, facilities and information technology. He was previously CFO at CoLucid Pharmaceuticals, which was acquired by Eli Lilly. His earlier career included positions at Genzyme, NEN Life Science Products, and Kimberly Clark.	Prior to joining Zealand, Adam led clinical research teams as medical director at Novo Nordisk and worked as a clinician at Rigshospitalet, University of Copenhagen. Adam was a medical and scientific advisor in the areas of endocrinology, cardiology, gastroenterology and rheumatology, and has significant experience of leading regulatory strategies. Adam is a chairman of the board of directors of Cessatech ApS, board member of Dansk Biotek and a board observer of Beta Bionics, Inc.
Zealand shares at December 31, 2021	7,692	841	0
Zealand warrants at December 31, 2021	113,848	51,275	188,286
Zealand PSUs at December 31, 2021	123,609	34,552	39,809
Zealand RSUs at December 31, 2021	44,915	15,536	15,571
Change in ownership in 2021	+7,692	+841	0

Zealand Pharma • Annual Report 2021 45

Zealand Corporate Management at March 10, 2022, continued

	 Ivan Møller	 Frank Sanders	 Christina Sonnenborg Bredal
Position	Executive Vice President, Technical Development & Operations	President of Zealand Pharma U.S.	Vice President, People & Organization
Year of birth	1972	1969	1985
Nationality	American/Danish	American	Danish
Gender	Male	Male	Female
Joined Zealand	2018	2020	2020
Experience	Prior to joining Zealand, Ivan worked for Novartis in both generics and pharmaceutical manufacturing, as well as in strategy, quality assurance, contract manufacturing and supply chain leadership in Germany, the U.S. and Switzerland. Ivan was project leader at The Boston Consulting Group in the pharmaceutical R&D and manufacturing areas.	Frank has an accomplished career with over 25 years of experience in the pharmaceutical industry. Prior to Zealand, Frank was Senior Vice President, US Commercial for Sage Therapeutics, a biopharmaceutical company based in Cambridge, Massachusetts. At Sage, he had direct General Manager responsibility for Sales, Account Management, Marketing, Patient Services and Commercial Operations and was responsible for the design, build, and overall performance of the US commercial function. Prior to joining Sage, Frank served as Vice President, Market Access Strategic Account Management at Janssen Pharmaceutical Companies of Johnson & Johnson and held a wide range of leadership roles for GlaxoSmithKline including Vice President, Customer Strategy and Vice President, Field Sales.	Most recently, Christina was a consultant in PwC Legal, specializing in employment law and employee share programs. Previously, Christina worked at EY, People Advisory Services, specializing in global mobility tax and rewards. Christina has also worked as a trial lawyer litigating civil court cases and as an attorney specializing in M&A and legal due diligence.
Zealand shares at December 31, 2021	0	0	0
Zealand warrants at December 31, 2021	81,420	43,217	2,500
Zealand PSUs at December 31, 2021	37,547	34,744	1,500
Zealand RSUs at December 31, 2021	14,599	17,445	500
Change in ownership in 2021	0	0	0

Financial statements 46 Zealand Pharma ∞ Annual Report 2021 Financial statements

Notes 1 Significant accounting policies, and significant accounting estimates and assessments 52 2 Going Concern uncertainties 56 3 Revenue 57 4 Royalty expenses 61 5 Research, development and administrative expenses 61 6 Fees to auditors appointed at the Annual General Meeting 62 7 Information on staff and remuneration 63 8 Other operating income and expenses 69 9 Financial income 69 10 Financial expenses 70 11 Income tax 71 12 Basic and diluted earnings per share 73 13 Intangible assets 74 14 Property, plant and equipment 76 15 Right-of-use assets and lease liabilities 78 16 Other investments 80 17 Impairment 80 18 Inventory 81 19 Trade receivables 82 20 Prepaid expenses 82 21 Other receivables 82 22 Marketable securities 82 23 Cash and cash equivalents 83 24 Share capital 83 25 Borrowings 84 26 Deferred revenue 86 27 Provision 86 28 Other liabilities 87 29 Contingent assets and liabilities, other contractual obligations and collateral provided 87 30 Financial risks 88 31 Business combinations 91 32 Related parties 93 33 Adjustments for non-cash items 93 34 Change in working capital 93 35 Reconciliation of borrowings 94 36 Significant events after the balance sheet date 94 37 Approval of the annual report 94 Contents – consolidated financial statements Consolidated financial statements Income statement 48 Statement of comprehensive income 48 Statement of financial position 49 Statement of cash flows 49 Statement of changes in equity 50 Business overview 51 47 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Content

Zealand Pharma • Annual Report 2021 48

Consolidated financial statements.

Consolidated income statement for the years ended December 31, 2021, 2020 and 2019

DKK thousand	Note	2021	2020	2019
Revenue	3	292,567	353,314	41,333
Cost of goods sold	18	-107,844	-90,565	0
Royalty expenses	4	-10,970	0	-415
Gross margin		**173,753**	**262,749**	**40,918**
Research and development expenses	5,7	-588,453	-604,081	-561,423
Sales and marketing expenses	5,7,13	-375,269	-285,256	0
Administrative expenses	5,7	-260,987	-202,770	-67,881
Operating expenses		**-1,224,709**	**-1,092,107**	**-629,304**
Other operating income	8	759	36,997	444
Other operating expense	8	-2,173	0	0
Operating result		**-1,052,370**	**-792,361**	**-587,942**
Financial income	9	41,211	2,022	14,655
Financial expenses	10	-15,781	-49,314	-3,390
Result before tax		**-1,026,940**	**-839,653**	**-576,677**
Income tax (expense)/benefit	11	8,791	-7,076	5,136
Net result for the year		**-1,018,149**	**-846,729**	**-571,541**
Earnings/(loss) per share – basic (DKK)	12	-23,75	-22.07	-16.91
Earnings/(loss) per share - diluted (DKK)	12	-23,75	-22.07	-16.91
Net result attributable to shareholders of Zealand Pharma A/S		**-1,018,149**	**-846,729**	**-571,541**

Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019

DKK thousand	Note	2021	2020	2019
Net result for the year		-1,018,149	-846,729	-571,541
Other comprehensive income				
Items that will be reclassified to income statement when certain conditions are met:				
Exchange differences on translation of foreign operations		5,178	8,977	0
Comprehensive result for the year		**-1,012,972**	**-837,752**	**-571,541**
Total comprehensive income attributable to shareholders of Zealand Pharma A/S		**-1,012,972**	**-837,752**	**-571,541**

≡ < ↺ > 🖶 Zealand Pharma • Annual Report 2021 49

Consolidated financial statements.

Consolidated statements of financial position as of December 31, 2021 and 2020

DKK thousand	Note	2021	2020
Assets			
Non-current assets			
Intangible assets	13	53,790	57,485
Property, plant and equipment	14	86,454	85,040
Right-of-use assets	15	134,994	127,998
Other Investments	16	26,907	32,333
Deposits		12,638	16,650
Corporate tax receivable	11	1,268	1,268
Deferred tax assets	11	13,525	8,370
Prepaid expenses	20	16,457	13,117
Total non-current assets		**346,033**	**342,261**
Current assets			
Inventories	18	118,436	65,040
Trade receivables	19	73,025	46,484
Prepaid expenses	20	64,626	35,156
Corporate tax receivable	11	21,562	5,500
Other receivables	21	15,802	9,942
Marketable securities	22	299,042	297,345
Cash and cash equivalents (incl cash subject to liquidity covernant)	23	1,129,103	960,221
Total current assets		**1,721,596**	**1,419,688**
Total assets		**2,067,629**	**1,761,949**

DKK thousand	Note	2021	2020
Liabilities and equity			
Share capital	24	43,634	39,800
Treasury shares		-71,890	-1,700
Share premium		4,250,306	3,472,487
Currency translation reserve		14,155	8,977
Retained losses		-3,308,402	-2,290,253
Shareholders' equity		**927,803**	**1,229,311**
Borrowings	25	647,906	0
Deferred revenue	26	14,551	44,587
Other liabilities	28	18,426	16,744
Lease liabilities	15	124,626	116,047
Non-current liabilities		**805,509**	**177,378**
Trade payables		64,558	70,384
Corporate tax payables		0	30,394
Lease liabilities	15	14,897	14,072
Deferred revenue	26	53,033	53,182
Rebate and product return liabilities	27	28,695	36,673
Other liabilities	28	173,134	150,555
Current liabilities		**334,317**	**355,260**
Total liabilities		**1,139,826**	**532,638**
Total shareholders' equity and liabilities		**2,067,629**	**1,761,949**

≡ < ↺ > 🖶
Zealand Pharma • Annual Report 2021 50

Consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

DKK thousand	Note	2021	2020	2019
Net result for the year		-1,018,149	-846,729	-571,541
Bargain purchase	31	0	-36,395	0
Adjustments for other non-cash items	33	47,615	143,138	9,207
Change in working capital	34	-166,325	97,818	10,873
Interest received		0	895	5,413
Interest paid		-3,296	-4,562	-3,390
Deferred revenue	26	-30,185	-42,881	139,890
Income tax paid/received		-41,631	0	93
Cash flow from operating activities		**-1,211,971**	**-688,716**	**-409,455**
Acquisition of Valeritas business, net of cash acquired	31	0	-167,791	0
Change in deposits		4,012	-3,972	-6,250
Purchase of other investments and marked securities	16	0	0	-22,803
Purchase of property, plant and equipment	14	-22,133	-25,044	-21,036
Purchase of intangible assets	13	0	0	-2,480
Sale of property, plant and equipment		0	0	25
Dividends on securities		0	0	878
Cash flow from investing activities		**-18,121**	**-196,807**	**-51,666**
Proceeds from issuance of shares related to exercise of share based compensation	24	26,070	41,363	52,468
Proceeds from issuance of shares	24	748,975	791,503	645,145
Purchase of treasury shares	24	-28,590	0	0
Proceeds from borrowings	35	647,906	0	0
Costs related to issuance of shares	24	-46,895	-42,706	-14,444
Lease installments	15	-14,715	-29,219	-8,689
Cash flow from financing activities		**1,332,751**	**760,941**	**674,480**
Decrease/increase in cash and cash equivalents		102,659	-124,582	213,359
Cash and cash equivalents at beginning of period	23	960,221	1,081,060	860,635
Exchange rate adjustments		66,223	3,743	7,066
Cash and cash equivalents at end of period	23	**1,129,103**	**960,221**	**1,081,060**

Consolidated statements of changes in shareholders' equity at December 31, 2021, 2020 and 2019

DKK thousand	Share capital	Treasury shares	Share premium	Trans-lation reserve	Retained losses	Total
Equity at January 1, 2021	**39,800**	**-1,700**	**3,472,487**	**8,977**	**-2,290,253**	**1,229,311**
Other comprehensive income	0	0	0	5,178	0	5,178
Net result for the year	0	0	0	0	-1,018,149	-1,018,149
Treasury shares	0	-70,190	0	0	0	-70,190
Share-based compensation	0	0	53,504	0	0	53,504
Capital increases	3,834	0	771,211	0	0	775,045
Cost related to capital increases	0	0	-46,896	0	0	-46,896
Equity at December 31, 2021	**43,634**	**-71,890**	**4,250,306**	**14,155**	**-3,308,402**	**927,803**
Equity at January 1, 2020	**36,055**	**-1,700**	**2,651,842**	**0**	**-1,443,524**	**1,242,673**
Other comprehensive income	0	0	0	8,977	0	8,977
Net result for the year	0	0	0	0	-846,729	-846,729
Share-based compensation	0	0	30,485	0	0	30,485
Capital increases	3,745	0	832,866	0	0	836,611
Cost related to capital increases	0	0	-42,706	0	0	-42,706
Equity at December 31, 2020	**39,800**	**-1,700**	**3,472,487**	**8,977**	**-2,290,253**	**1,229,311**
Equity at January 1, 2019	**30,787**	**-1,700**	**1,959,177**	**0**	**-871,983**	**1,116,281**
Other comprehensive income	0	0	0	0	0	0
Net result for the year	0	0	0	0	-571,541	-571,541
Share-based compensation	0	0	14,764	0	0	14,764
Capital increases	5,268	0	692,345	0	0	697,613
Cost related to capital increases		0	-14,444	0	0	-14,444
Equity at December 31, 2019	**36,055**	**-1,700**	**2,651,842**	**0**	**-1,443,524**	**1,242,673**

Zealand Pharma • Annual Report 2021 51

Consolidated financial statements.

Business overview

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand", the "Company", the "Group", "Zealand" and "we") is a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA).

In April 2020, we acquired substantially all of the medical technology business from Valeritas Holdings, Inc. Refer to note 31.

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US Inc.	United States	100%	100%
Encycle Therapeutics Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%
Zealand Pharma US Inc. subsidiary			
Zealand Pharma California US, LLC.	United States	100%	100%

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments Significant accounting policies Basis of preparation The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements under the Danish Financial Statements Act (class D). The Board of Directors considered and approved the 2021 Annual Report of Zealand on March 10, 2022. The Annual Report will be submitted to the shareholders of Zealand for approval at the Annual General Meeting on April 6, 2022. The consolidated financial statements are presented on a historical cost basis, except for certain financial assets and liabilities measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of  whether that price is directly observable or estimated using another valuation technique. For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and on the significance of the inputs to the fair value measurement as a whole. The inputs are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date • Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly • Level 3 inputs are fair value measures derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The consolidated financial statements are presented in Danish kroner (DKK), which is the functional cur- rency of the Parent Company. In the narrative sections of the financial statements, comparative figures for 2020 and 2019 are shown in brackets if not indicated otherwise. Implementation of new and revised standards and interpretations Management has assessed the impact of new or amended and revised accounting standards and inter- pretations (IFRSs) issued by the IASB and IFRSs endorsed by the EU effective on or after 1 January 2021. It is assessed that application of amendments effective from 1 January 2021 has not had a material impact on the consolidated financial statements for 2021. Furthermore, Management does not anticipate any significant impact on future periods from the adoption of these amendments. Standards and interpretations issued, but not yet applied IASB has issued a number of new and amended standards which are not yet effective. None of these new standards or amendments are expected to impact the Group. Accounting policies The accounting policies are unchanged from last year. The accounting policies for specific line items and transactions are included in the respective notes to the financial statements except for basis and princi- ples of consolidation, foreign currency translation, classification of income statement, segment reporting, classification of financial assets and the cash flow statement, which are included below. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company: • has power over the investee; • is exposed, or has rights, to variable returns from its involvement with the investee; and • has the ability to use its power to affect its returns. The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. 52 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 1

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Principles of consolidation The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, which are based on uniform accounting policies and account- ing periods in all Group entities. Consolidation of Group entities is performed after elimination of all intra Group transactions, balances, income and expenses. Functional currency A functional currency is determined for each Group entity. The functional currency is the currency used in the primary financial environment in which the individual Group entity operates. Foreign currency translation Transactions denominated in currencies other than the transacting entity's functional currency are trans- lated at the exchange rates on the transaction dates. Exchange differences arising between the rate on the transaction date and the rate on the payment day are recognized in the income statement as financial income or financial expenses. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the statement of financial position date are translated by applying the exchange rates at the statement of financial position date. Differences arising between the rate at the statement of financial position date and the rate at the date on which the receivable or payable arose are recognized in the income statement as financial income and financial expenses. Recognition in the consolidated financial statements On preparation of the consolidated financial statements, the income statements of entities with a func- tional currency different from DKK are translated at the average exchange rate for the period, and balance sheet items are translated at the exchange rate ruling at the reporting date. Foreign exchange differences arising on translation of the equity of foreign entities and on translation of receivables considered part of net investment are recognized directly in other comprehensive income. Foreign exchange differences arising on the translation of income statements from the average exchange rate for the period to the exchange rate ruling at the reporting date are also recognized in other compre- hensive income. Adjustments are presented under a separate translation reserve in equity. Materiality in financial reporting In preparing the Annual Report, Management seeks to improve the information value of the consolidated financial statements, the notes to the statements and other measures disclosed by presenting the infor- mation in a way that supports the understanding of the Group’s performance in the reporting period. This objective is achieved by presenting fair transactional aggregation levels at line items and other financial information, emphasizing information that is considered of material importance to the user and making relevant rather than generic descriptions throughout the Annual Report. All disclosures are made in compliance with the International Financial Reporting Standards, the Danish Financial Statements Act and other relevant regulations, ensuring a true and fair view throughout the Annual Report. Consolidated financial statements Income statement The expenses recognized in the income statement is presented as an analysis using a classification based on their function. Segment reporting The Group is managed by a Corporate Management team reporting to the Chief Executive Officer. The Corporate Management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with line of business, product candidates or geographical markets. Consequently, there is no segment reporting concerning business areas. Statement of financial position Financial assets Financial assets include receivables, marketable securities and cash. Financial assets are divided into cate- gories of which the following are relevant for the Group: 1. Financial assets at amortized cost comprising of receivables with contractual cash flows solely comprising of payment of principal and interest and which are held for the purpose of collecting the contractual cash flow. 53 Zealand Pharma  ∞  Annual Report 2021

Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) 2. Financial assets at fair value through the income statement, which are marketable securities catego- rized as equity instruments are held for trading and classified at fair value through profit and loss. 3. Equity investments. These investments are measured at fair value through the profit and loss. Financial assets are assigned to the different categories by Management on initial recognition, depending on the cash flow characteristics and purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified at fair value through the profit and loss are initially recognized at fair value, plus transaction costs. Financial liabilities Financial liabilities include borrowings, trade payables and certain other payables. Financial liabilities are divided into categories of which the following are relevant for the Group: 1. Financial liabilities at amortised cost. Borrowings: On initial recognition, borrowings are evaluated for the existence of non-closely related embedded de- rivatives, i.e. cash flows or potential cash flows whose economic characteristics and risks are not closely related to the economic characteristics and risks in the debt host contract. The cash flows attributable to such non-closely related embedded derivatives are separated and accounted for as derivative financial instruments. On initial recognition borrowings are measured at fair value which is generally equal to the proceeds received. Fair value is allocated between the debt host contract and, if applicable, an embedded deriva- tive. Transaction costs attributable to the debt host contract are deducted from the initial fair value and amortised over the term of the loan as part of the effective interest rate on the loan. Transaction costs attributable to a non-closely related embedded derivatives are expensed on initial recognition. Loan commitments are not accounted for. Lender fees and transaction costs attributable to uncondi- tional loan commitments are treated as prepaid transaction costs if the Group expect to draw down on the facility. If the Group has no specific plans for draw down on the loan commitment, the transaction costs are amortised over the commitment period. If a loan commitment is subject to meeting certain conditions, it is considered an unconditional loan commitment if the Group considers it probable that the conditions will be met. Statement of cash flows The cash flow statement is prepared in accordance with the indirect method on the basis of the net result for the year. The statement shows the cash flows broken down into operating, investing and financing ac- tivities, cash and cash equivalents at the beginning and end of the year, and the impact of the calculated cash flows on cash and cash equivalents. The cash flow statement cannot be derived directly from the balance sheet and income statement. Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. Cash flow from operating activities Cash flow from operating activities is presented indirectly and is calculated as the net operating result adjusted for depreciation and amortization, sale of royalties, non-cash operating items, changes in net working capital, financial items paid, bargain purchase gain, and income tax benefits received and paid. Cash flow from investing activities Cash flow from investing activities includes cash flows from the sale of future royalties and milestone relating to the Sanofi license, purchase and sale of property, plant and equipment, investments and de- posits, net cashflow from acquisition of Valeritas activities, as well as transfers to and from restricted cash related to the royalty bond. Cash flow from financing activities Cash flow from financing activities includes proceeds from issuance of new ordinary shares, proceeds from issuance of shares related to exercise of sharebased compensation. and related costs, finance lease installments, loan financing and purchase of treasury shares. Cash and cash equivalents Cash and cash equivalents comprise cash and bank balances. Cash and cash equivalents are instruments with original maturities of 90 days or less. The Company does not have any cash equivalents for the years ended December 31, 2021, 2020 or 2019. 54 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 55

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Information on COVID-19

Our business, operations and clinical studies were, of course, impacted by the effects of COVID-19. Although our clinical studies continued without interruption during 2021, there were delays and increased total costs arising from the implications of COVID-19.

However, we have not recognized any write-offs, impairments of assets, or losses to onerous contracts due to COVID-19.

The COVID-19 pandemic is also having an effect on other aspects of our business, including: our third-party manufacturers, and other third parties; albeit with no material effect or impact. The COVID-19 pandemic may, in the long-term, affect the productivity of our staff; our ability to attract, integrate, manage and retain qualified personnel or key employees; our global supply chains and relationships with vendors and other parties; significant disruption of global financial markets; and reduced ability to secure additional funding. We continuously monitor the COVID-19 pandemic and its potential impact on our business and financials.

Significant accounting estimates and judgements

The preparation of the consolidated financial statements requires Management to make judgments and estimates that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. In applying our accounting policies, Management is required to make judgements and estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates used are based on assumptions assessed to be reasonable by Management. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates.

Please refer to the table below to see in which note the accounting estimates and judgements are presented.

Notes including management's estimates and judgements

	Estimates	Judgements
2 - Going concern uncertainties		X
3 – Revenue	X	X
7 – Employee incentive programs	X	
27 – Rebate and product return liabilities	X	X

Additional description of Management's estimates and judgements made are described below and in note 2.

Revenue recognition (management estimate and judgement)

Revenue comprises license payments, upfront- and milestone payments, product revenue and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. When entering into licensing and development agreements, a critical judgment relates to whether the customer could continue development of the Intellectual Property (IP) to the stage promised by Zealand under the promise to provide R&D services. If this is not the case, the IP and the R&D services are considered a single performance obligation.

Milestone payments are related to the collaborative research agreements with commercial partners and are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur.

Notes Note 1 – Significant accounting policies, and significant accounting estimates and  assessments (continued) Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services. Employee incentive programs (management estimates) In accordance with IFRS 2, Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement over the vesting pe- riod. The fair value of each warrant granted during the year is estimated using the Black– Scholes option pricing model. This requires the input of subjective assumptions such as: • The expected stock price volatility, which is based on the historical volatility of Zealand’s share price • The selection of the risk-free interest rate, which is determined as the interest rate on Danish  government bonds with a maturity equal to the expected term • The duration of the warrants, which is assumed to be until the middle of the exercise period The total fair value of the warrants is recognized in the income statement over the vesting period. An adjustment is made to reflect an expected attrition rate during the vesting period. The attrition rate is re-estimated at year-end based on the historical attrition rate resulting in recognition of an expense equal to grant date fair value of the number of warrants which actually vest. Rebate and product return liabilities (management estimate and judgement) Liabilities regarding sales rebates and discounts granted to government agencies, wholesalers, retail phar- macies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered. For both managed care rebates and the Medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy's contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rate for sales units remain- ing in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and Medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements. Unsettled rebates are recognized as liabilities when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognized as accruals. Please refer to note 27 for further information on sales rebates and liabilities. iXBRL reporting Zealand Pharma is required to file its annual report in the European Single Electronic Format (‘ESEF’) and The Annual Report is therefore prepared in the XHTML format that can be displayed in a standard brows- er. The primary statements in the consolidated financial statements are tagged using inline eXtensible Business Reporting Language (iXBRL). The iXBRL tags comply with the ESEF taxonomy, which is included in the ESEF Regulation and developed based on the IFRS taxonomy published by the IFRS Foundation. Where a financial statement line item is not defined in the ESEF taxonomy, an extension to the taxono- my has been created. Extensions are anchored to elements in the ESEF taxonomy, except for extensions which are subtotals. The Annual Report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with certain technical files, all included in a file named 549300ITB- B1ULBL4CZ12-2021-12-31-en.zip. Note 2 – Going Concern uncertainties The Company monitors its funding position on a monthly basis to ensure that it has access to sufficient li- quidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities in order to identify liquid- ity risk and enable Management and the Board of Directors to prepare for new financing transaction and/ or take relevant expense management activities to allow the Company to continue as a going concern. As of the date of these financial statements the Company, with it's current strategic plans, anticipates that the current cash position and the cash requirements per the 2022 Annual Budget will provide a positive cash runway until April 2023 but will exceed the terms of liquidity covenant as part of the Oberland Note Purchase Agreement and hence, a working capital deficit in September 2022 without additional financing and/or cost reductions. While reviewing the Company’s strategic plans and priorities, Management and the Board of Directors are working on extending the cash runway by means of new additional funding for the Company, either through issuance of shares, issuance of debt instruments, establishment of royalty arrangements, divestments, expense management activities or a combination of such, and on this basis believes it is probable that sufficient resources will be obtained in due time prior to the end of September 2022 to enable the Company to continue its activities as planned well into 2023. On this basis Manage- ment has prepared the financial statements based on a going concern assumption. Since such new source of funding is not obtained of the date of these financial statements, substantial doubt regarding going concern exist, and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. 56 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 2

Zealand Pharma • Annual Report 2021 57

Notes.

Note 3 – Revenue

Accounting policies

Revenue comprises milestone payments, license payments and sale of goods.

Milestone and license payments

Milestone payments related to the collaborative research agreements with commercial partners are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur.

License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license.

Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as having a single performance obligation.

Revenue from Alexion (license and collaboration agreement)

Revenue is recognized based on the percentage of completion of the R&D services, which is estimated based on the expenses incurred during that period compared to planned service periods and budgetted costs. Zealand applies the output based method (budget cost) when determining the timing of satisfaction of performance obligations as the development services are performed by an indeterminate number of acts over the development timeline.

Product sales

Product sales represent net invoice value less estimated sales rebates and product returns, which are considered to be variable consideration and include significant estimates. Sales are recognised when the control of the goods has been transferred to a third party. This is usually when title passes to the customer, either on shipment or on receipt of goods by the customer, depending on local trading terms. In markets where returns are significant, estimates of returns are accounted for at the point revenue is recognised. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

Recognized revenue can be specified as follows for all agreements and product sales:

DKK thousand	2021	2020	2019
Boehringer Ingelheim International GmbH	22,311	149,120	0
Alexion Pharmaceuticals Inc.	30,185	42,881	38,021
Protagonist Therapeutics, Inc.	25,381	0	0
Sanofi-Aventis Deutschland GmbH	30,669	0	0
Undisclosed counterpart	0	0	3,312
Total license and milestone revenue	**108,546**	**192,001**	**41,333**
Gross product sales	354,599	303,658	0
Sales rebates	-157,016	-133,924	0
Returns and sales reductions	-13,562	-8,421	0
Total net product sales	**184,021**	**161,313**	**0**
Total revenue	**292,567**	**353,314**	**41,333**
Total revenue recognized over time	30,185	42,881	38,021
Total revenue recognized at a point in time	262,382	310,433	3,312

Notes Note 3 – Revenue (continued) Revenue from Boehringer Ingelheim (BI) In 2021, we recognized DKK 22.3 million (2020: DKK 149.1 million) as income from milestone payments. Revenue from Alexion In 2021, we recognized DKK 30.2 million (2020: DKK 42.9 million and 2019: DKK 38.0 million) as income from the license, research and development agreement signed in March 2019 reflecting the progress on the lead project. Under the agreement DKK 67.6 million is accounted for as deferred revenue at Decem- ber 31, 2021. In 2019, DKK 0.6 million of other revenue is recognized related to other projects with Alexion. Revenue from Protagonist Therapeutics Inc. In 2021, we recognized DKK 25.4 million as a milestone payment (2020 and 2019: DKK 0.0 million). Revenue from other agreements In 2021 and 2020, we recognized zero revenue from other agreements. In 2019, we recognized DKK 3.3 million in revenue from a license option payment from an undisclosed counterpart relating to a Material Transfer Agreement. Revenue from Sanofi In 2021, we recognized DKK 30.7 million as a milestone payment. No revenue was recognized in 2020 or 2019. Revenue from product sales Revenue in 2021 of DKK 184.0 million from sale of goods comprise our current two products, V-Go and Zegalogue. In 2020, we recognized DKK 161.3 million as net sales from goods sold generated from our V-Go product. The rights to the V-Go product was acquired on April 2, 2020 as part of the business combination described in note 31. Thus revenue from sale of the V-Go product recognized in 2020 solely relates to the period April 2 - December 31. Information about Geographical Areas Net revenue in Germany comprises DKK 53.0 million (2020: DKK 149.1 million) in milestone revenue and net revenue in United States comprise DKK 239.6 million (2020: DKK 204.2 million) including license revenues and sale of goods. No other country accounts for more than 10% of the net total sales. In 2021 we had 3 significant customers with revenue from sale of goods. Customer A, amounted to DKK 67.2 million (2020: DKK 60.6 million), Customer B amounted to DKK 52.8 million (2020: DKK 48.4 million) and Customer C DKK 45.0 million (2020: DKK 37.7 million). Of the Company’s non-current assets, which comprise intangible assets, property, plant and equipment, right-of-use assets and prepayments, DKK 184.8 million is located in Denmark and DKK 106.9 million in United States. 58 Zealand Pharma  ∞  Annual Report 2021

Notes Note 3 – Revenue (continued) Accounting treatment for the Alexion Pharmaceuticals, Inc. Agreement In March 2019, Zealand entered into a license, research and development agreement with Alexion Phar- maceuticals, Inc. (Alexion) to develop novel therapies to treat complement mediated diseases. This agree- ment provided Zealand an immediate cash injection as well as further external validation of Zealand’s peptide platform. The collaboration with Alexion is not limited to the project C3 but offers the potential to work on identi- fication of peptide inhibitors to up to three additional components of the complement cascade. Zealand will have responsibility for the C3 project and other targets up to IND and Alexion will then progress the peptides into clinical development. Under the Alexion license, research and development agreement, Zealand has received an upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-re- lated milestones and high single- to low double-digit royalty payments. The 3 additional programs will provide further non-refundable upfront payments (USD 15 million each), development and sales mile- stone and royalties. The non-refundable up-front fee was allocated to the combined license, research and development ser- vices, and is being recognized as revenue along with provision of the research and development services under the lead program. Expenses to provide the services is being recognized when incurred. Further, the premium over the market share price on the Zealand shares subscribed by Alexion, DKK 12.7 million, is attributed to the Agreement as further consideration and consequently also recognized over the period over which the R&D services are provided. Alexion has paid USD 40 million, corresponding to DKK 262.9 million that as of December 31, 2019 has affected equity by DKK 85.6 million, deferred revenue by DKK 139.9 million, and revenue by DKK 37.4 million in 2019. Hence the cash flow from operating activities was DKK 177.3 million and the cash flow from financing activities was DKK 85.6 million. In 2021 revenue of DKK 30.2 million (2020: DKK 42.9 million and 2019: DKK 38.0 million) was recognized. Milestone payments, if any, will be recognized as revenue when the relevant milestones are achieved as they relate to performance obligations already satisfied at this stage. Royalty payments, if any, will be recognized along with the underlying sales. Significant judgement applied (performance obligations and revenue recognition) Determination of whether the license transferred and the research and development services constitute separate performance obligations, or form part a single performance obligation comprising a combined output has a significant impact on the accounting treatment. Zealand has applied significant judgment to determine whether the promised services are distinct and concluded that Alexion cannot benefit from the license alone. It is Zealand assessment that the R&D services under this agreement requires specif- ic Zealand know-how and expertise which cannot be easily identified or sourced externally. Therefore, Alexion would not in the absence of the contractual provisions have had the practical ability to engage a third-party R&D service provider to provide the agreed R&D services. Judgments and estimates in respect of output is made when entering the agreement and is based on research and development budgets and plans. The planned service periods (output) and budget costs for the respective research and development projects are assessed on an ongoing basis. If the expected service period is changed significantly, this will require a reassessment. All Zealand’s revenue-generating transactions have been subject to such evaluation by management. As the nature of the collaboration with Alexion may affect the accounting treatment of the agreement, Zealand has considered whether the agreement takes the form of a collaborative partnership with Alexion rather than a customer-vendor agreement. After consideration of all facts and circumstances, Zealand has assessed that the agreement takes the form of a customer-vendor relationship. Accordingly, the agreement is treated under the guidelines of IFRS 15 Revenue from Contracts with Customers. As any additional programs are optional and paid for separately, they are not considered part of the initial agreement. It has been considered whether the options for additional components represent a material right and, thus, a separate performance obligation under the initial agreement to which a portion of the initial upfront payment should be allocated. Zealand has determined that the probability of exercising the option is low and in combination with the fact that the development is significantly less advanced than the lead target, we have determined that the options do not represent a material right. Accounting treatment for revenue from product sales Revenue from sale of goods is recognized at a point in time when control of the goods is transferred to the customer and recorded net of adjustments for managed care rebates, wholesale distributions fees, cash discounts, prompt pay discounts, and co-pay card redemptions, all of which are established at the time of sale. 59 Zealand Pharma  ∞  Annual Report 2021

Notes Note 3 – Revenue (continued) In order to prepare the consolidated financial statements, the company is required to make estimates regarding the amounts earned or to be claimed on the related product sales, including the following: • Managed care and Medicare rebates, which are based on the estimated end user pay or mix and related contractual rebates; • Distribution fees, prompt pay discounts and other discounts, which are recorded based on specified payment terms, and which vary by customer and other incentive programs; and • Co-pay card redemption charges which are based on the net transaction costs of prescriptions filled via a company-subsidized card program and other incentive programs. Zealand believes rebates and co-pay card redemptions related to sales in the U.S. are complex in nature and establishing appropriate provisions requires assessment of multiple factors as well as significant judgement and estimation by management as not all conditions are known at the time of sale. The Group has concluded that it is the principal in which revenue arrangements since it controls the goods before transferring them to the customer. We record allowances for product returns as a reduction of revenue at the time product sales are record- ed. Several factors are considered in determining whether an allowance for product returns is required, including the customers’ return rights and our historical experience with returns and the amount of prod- uct sales in the distribution channel not consumed by patients and subject to return. Management replies on historical return rates to estimate returns. In the future, as any of these factors and/or the history of product returns change, adjustments to the allowance for product returns will be reflected. Accounting for the Sanofi License Agreement All future royalties and all but up to DKK 98.4 million (USD 15 million) of future milestone payments relat- ing to the Sanofi License Agreement were sold to Royalty Pharma in September 2018. In 2021, Zealand Pharma received a milestone of DKK 30.7 million (USD 5.0 million. None in 2020 or 2019), and as of December 31, 2021, there is one milestone that remains outstanding for DKK 65.6 million (USD 10 million). Outstainding as of December 31, 2020 and 2019 were DKK 98.4 million (USD 15 million) Accounting for the Boehringer Ingelheim License Agreements In 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH (BI) to advance novel GLP-1/glucagon dualacting peptide receptor agonists (GGDAs) for the treatment of patients with type 2 diabetes and obesity. Under the terms of the 2011 BI License Agreement, BI paid a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agree- ment. Zealand is eligible to receive license and milestone payments of up to EUR 386 million, of which EUR 345 million was outstanding at December 31, 2021, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high single-digit to low double-digit percentages on BI’s sales of all products stemming from this collaboration. In addition, we retain copromotion rights in Scandinavia. In 2014, Zealand entered into a second global license, research and development collaboration agree- ment with BI (the 2014 BI License Agreement). This agreement pertained to a collaboration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardiometabolic diseases. In 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under this agreement. No product candidates out licensed to BI are currently marketed, and accordingly we have not received any royalty payments to date under our licensing agreements with BI. Milestone payments are recognized as revenue when the relevant milestones are achieved. 60 Zealand Pharma  ∞  Annual Report 2021

Notes Note 4 – Royalty expenses   Accounting policies Royalty expenses comprise contractual amounts payable to third parties that are derived from milestone payments. Royalty expense is recognized in the income statement when the related payments and mile- stone events in the corresponding collaboration agreements materialize. We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc (Elan) and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay royalties to Elan – now Alkermes plc, as successor in interest to a termination agreement between us and the Elan entities – including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement. In addition, we have agreed to pay a royalty of 0.5% of the total amounts we receive in connection with our SIP-modified peptides, including lixisenatide, to one of the inventors of our SIP technology, who is one of our employees. The royalty to be paid to this inventor is calculated on the basis of all the amounts we receive, including license payments, milestone payments and sales. In 2021, 2020 and 2019, the royal- ty expenses relate to mentioned inventor. Note 5 – Research, development, sales, marketing and administrative expenses   Accounting policies Research expenses comprise salaries, share-based compensation, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group’s research activities. Research expenses are recognized in the income statement as incurred. Development expenses comprise salaries, share-based compensation, contributions to pension schemes and other expenses, including depreciation and amortization, directly attributable to the Group’s devel- opment activities. Development expenses are recognized in the income statement as incurred, except where the capitalization criteria are met. No indirect costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or administrative expenses based on the number of employees in each department, determined according to the respective employees’ associat- ed undertakings. Research and development expenses A development project involves a single product candidate undergoing a large number of tests to demonstrate its safety profile and its effect on human beings, prior to obtaining the necessary final approval for the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the signif- icant risk and duration of the development period for biological products, Management has concluded that whether the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time, and all research and development expenses are therefore recognized in the income statement when incurred. Capitalization of development costs assumes that, in the Group’s opinion, the development of the technology or the product has been completed, all necessary regulatory and public registrations and marketing approvals have been received, and expenses can be reliably measured. Furthermore, it must be established that the technology or the product can be commercialized and that the future income from the product can cover not only the production, selling and administrative expenses but also development expenses. Zealand has not capitalized any development expenses in 2021, 2020 or 2019. 61 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 4-5

Zealand Pharma • Annual Report 2021 62

Notes.

Note 5 – Research, development, sales, marketing and administrative expenses (continued)

DKK thousand	2021	2020	2019
Staff costs, cf. note 7	-239,512	-204,210	-178,089
Depreciation and impairment losses, property, plant and equipment and right-of-use assets, cf. note 13-15	-20,636	-17,417	-4,422
Other external research and development costs	-328,305	-382,454	-378,912
Total research and development costs	**-588,453**	**-604,081**	**-561,423**

Sale and Marketing expenses

Sales and marketing expenses include expenses for sales personnel and expenses related to company premises in the US used for sales activities. Other significant expenses include product demonstration samples, trade show expenses, professional fees for our contracted customer support center and other consultants, insurance, facilities and information technology expenses. Overhead expenses have been allocated to sales and marketing expenses according to the number of employees in each department, based on the respective employees' associated undertakings.

DKK thousand	2021	2020	2019
Staff costs, cf. note 7	-145,245	-130,568	0
Depreciation and impairment losses, property, plant and equipment and right-of-use assets, cf. note 13-15	-92	-640	0
Other external sale and marketing costs	-229,932	-154,048	0
Total Sale and Marketing expenses	**-375,269**	**-285,256**	**0**

Administrative expenses

Administrative expenses include expenses for administrative personnel, expenses related to company premises, depreciation on tangible assets and right-of-use assets, investor relations, etc. Overhead expenses have been allocated to research and development or administrative expenses according to the number of employees in each department, based on the respective employees' associated undertakings.

DKK thousand	2021	2020	2019
Staff costs, cf. note 7	-127,630	-78,639	-40,141
Depreciation and impairment losses, property, plant and equipment and right-of-use assets, cf. note 13-15	-4,390	-5,042	0
Other external administrative costs	-128,967	-119,089	-27,740
Total Administrative expenses	**-260,987**	**-202,770**	**-67,881**

Note 6 – Fees to auditors appointed at the Annual General Meeting

DKK thousand	2021	2020	2019
Audit	7,879	5,941	1,847
Audit-related services and other assurance engagements	721	1,002	1,731
Other	0	0	12
Total fees	**8,600**	**6,943**	**3,590**

The fee for audit-related services and other assurance engagements and other services provided to the Group by EY Godkendt Revisionspartnerselskab in 2021 and 2020 consisted of Audit of Annual Report, Audit of 20-F SEC filing, including SOX 404b attestation procedures, quarterly reviews, other auditor's reports on various statements for public authorities, and other accounting advisory services. (Deloitte Statsautoriseret Revisionspartnerselskab in 2019).

Notes Note 7 – Information on staff and remuneration   Accounting policies The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value of equity settled share-based compensation is determined at the grant date and is recognized in the income statement as employee benefit expense over the period in which the warrants vest. The offsetting entry to this is recognized under equity. An estimate is made of the number of war- rants expected to vest. Subsequently, an adjustment is made for changes in the estimate of the number of warrants, which will vest, so the total expense is equal to fair value of the actual number of warrants which vest. The fair value of warrants granted is estimated using the Black–Scholes pricing model and Monte Carlo model in programs with value caps whereas the average share price prior to grant is used for RSU and PSUs. DKK thousand 2021 2020 2019 Total staff costs can be specified as follows: Wages and salaries 410,007 337,295 175,104 Share-based compensation 53,737 30,485 14,764 Pension schemes (defined contribution plans) 23,993 16,716 13,430 Other payroll and staff-related costs 54,541 37,241 14,932 Total staff costs 542,278 421,737 218,230 The amount is charged as: Research and development expenses 239,512 204,210 178,089 Sale and marketing expenses 145,245 130,568 0 Administrative expenses 127,630 78,639 40,141 Cost of goods sold 20,954 3,713 0 Inventory 8,937 4,607 0 Total staff costs 542,278 421,737 218,230 Average number of employees 346 297 173 63 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 7

Zealand Pharma • Annual Report 2021 64

Notes.

Note 7 – Information on staff and remuneration (continued)

DKK thousand	2021 Base board fees	2021 Committee fees	2021 Total fees	2020 Base board fees	2020 Committee fees	2020 Total fees	2019 Base board fees	2019 Committee fees	2019 Total fees
Remuneration to the Board of Directors									
Martin Nicklasson	999	208	1,207	750	100	850	750	100	850
Kirsten Drejer	446	208	653	500	0	500	467	0	467
Alain Munoz	308	415	723	400	50	450	400	50	450
Michael Owen	308	415	723	400	50	450	400	50	450
Bernadette Mary Connaughton	308	346	653	400	33	433	267	0	267
Jeffrey Berkowitz	308	346	653	400	50	450	267	33	300
Leonard Kruimer	308	553	861	400	150	550	267	100	367
Jens Peter Stenvang[1]	308	0	308	400	0	400	400	0	400
Gertrud Koefoed Rasmussen[1,2]	67	0	67	267	0	267	0	0	0
Frederik Barfoed Beck[1]	308	0	308	267	0	267	0	0	0
Iben Louise Gjelstrup[1]	308	0	308	267	0	267	0	0	0
Hanne Heidenheim Bak[2]	0	0	0	133	0	133	400	0	400
Rosemary Crane	0	0	0	0	0	0	133	17	150
Catherine Moukheibir	0	0	0	0	0	0	133	50	183
Anneline Nansen[3]	33	0	33	0	0	0	0	0	0
Total	**4,009**	**2,491**	**6,497**	**4,584**	**433**	**5,017**	**3,884**	**400**	**4,284**

[1] Employee-elected board members; the table only includes remuneration for board work.

[2] Hanne Heidenheim Bak resigned from the board in 2020 and Gertrud Koefod Rasmussen resigned from the Board in 2021.

[3] Anneline Nansen joined the Board in 2021.

The disclosed remuneration for board members excludes minor mandatory social security costs paid by the company.
It also excludes reimbursed expenses incurred in connection with board meetings, such as travel and accommodation.

Zealand Pharma • Annual Report 2021 65

Notes.

Note 7 – Information on staff and remuneration (continued)

DKK thousand	Base salary	Bonus	Pension contribution	Other short term benefits	Share-based compensation expenses	Severance payments	Total
2021							
Remuneration to the Executive Management							
Emmanuel Dulac[1]	5,099	3,059	1,020	243	12,182	0	21,603
Adam Sinding Steensberg[2]	3,056	1,193	611	286	4,829	0	9,975
Matthew Donald Dallas[3]	2,878	1,182	37	48	4,086	0	8,232
Total	**11,033**	**5,434**	**1,668**	**577**	**21,097**	**0**	**39,810**
Total Other Corporate Management[5]	**9,022**	**3,429**	**497**	**564**	**8,319**	**2,772**	**24,602**
Total	**20,055**	**8,863**	**2,165**	**1,141**	**29,416**	**2,772**	**64,412**
2020							
Remuneration to the Executive Management							
Emmanuel Dulac[1]	4,950	3,267	990	699	2,534	0	12,440
Adam Sinding Steensberg[2]	2,967	1,266	593	282	2,281	0	7,389
Matthew Donald Dallas[3]	2,721	1,191	36	15	1,707	0	5,670
Total	**10,638**	**5,724**	**1,619**	**996**	**6,522**	**0**	**25,499**
Total Other Corporate Management[5]	**6,386**	**2,739**	**313**	**286**	**3,423**	**0**	**13,147**
Total	**17,024**	**8,463**	**1,932**	**1,282**	**9,945**	**0**	**38,646**
2019							
Remuneration to the Executive Management							
Emmanuel Dulac[1]	3,100	9,072	620	855	832	0	14,479
Adam Sinding Steensberg[2]	2,807	1,032	505	269	2,304	0	6,917
Matthew Donald Dallas[3]	588	534	0	5	82	0	1,209
Britt Meelby Jensen[4]	1,745	419	175	60	0	0	2,399
Mats Blom[4]	655	248	66	61	1,677	0	2,707
Total	**8,895**	**11,305**	**1,366**	**1,250**	**4,895**	**0**	**27,711**
Total other Corporate Management[5]	**6,559**	**2,580**	**389**	**46**	**1,972**	**0**	**11,546**
Total	**15,454**	**13,885**	**1,755**	**1,296**	**6,867**	**0**	**39,257**

[1] Emmanuel Dulac was appointed as CEO at April 25, 2019.
[2] Former Interim CEO Adam Sinding Steensberg was appointed EVP, R&D and CMO at April 25, 2019.
[3] Matthew Donald Dallas was appointed CFO at October 10, 2019.
[4] Former CEO Britt Meelby Jensen and former CFO Mats Blom resigned from Zealand at February 28, 2019 and March 28, 2019, respectively.
[5] Other Corporate Management in 2021 comprised three members (2020: three and 2019: three.)

≡ < ↺ > 🖶 Zealand Pharma • Annual Report 2021 66

Notes.

Note 7 – Information on staff and remuneration (continued)

In order to motivate and retain key employees, management and board of directors and encourage the achievement of common goals for employees, management and shareholders, the Group has established this incentive plan based on RSUs, PSUs and warrants programs.

Total share-based costs split on share-based type	2021	2020	2019
PSUs	14,765	900	500
RSUs	23,701	1,100	0
Warrants	15,271	28,485	14,264
Total	**53,737**	**30,485**	**14,764**

Total share-based costs split on cost type	2021	2020	2019
Cost of goods sold	521	0	0
Research and development expenses	22,158	14,005	12,191
Sale and Marketing expenses	2,259	6,045	0
Administrative expenses	27,972	10,435	2,573
Inventory	827	0	0
Total	**53,737**	**30,485**	**14,764**

PSU programs

The number of performance share units granted in 2021 are 282,852 of which 185,162 were granted on May 12 and 97,090 on May 27. The value is determined based on the Company's share price on Nasdaq Copenhagen A/S on the day of the grant.

The programs granted in 2021 are initially valued at DKK 51.7 million (2020: DKK 3.2 million).

The PSU's vest linear or gradually over 3 years.

Movement table of PSU granted shares below:

No of PSUs	2021	2020	2019
Number of shares			
At January 1	19,765	19,765	0
Granted during the year	282,852	0	22,915
Vested during the year	0	0	0
Forfeited during the year	-30,856	0	-3,150
At December 31	**271,761**	**19,765**	**19,765**

RSU programs

The number of restricted share units granted in the period April 29 to December 7, 2021, totals 507,461. The value is determined based on the Company's share price on Nasdaq Copenhagen A/S on the day of the grant.

The programs granted in 2021 are initially valued at DKK 92.2 million (2020: DKK 6.1 million). The RSU's vest linear or gradually over 3 years.

Movement table of RSU granted shares below:

No of RSUs	2021	2020	2019
Number of shares			
At January 1	27,466	0	0
Granted during the year	507,461	27,466	0
Vested during the year	-163	0	0
Forfeited during the year	-74,675	0	0
At December 31	**460,089**	**27,466**	**0**

Notes Note 7 – Information on staff and remuneration (continued) Employee warrant programs Incentive programs have been offered in 2005, 2007 and in the 2009-2020 period. No new warrant pro- grams were issued in 2021. The employee incentive programs of Warrant programs existing during the period 2020 2015 Maximum years of options granted 10 years 5 years Method of settlement equity-settled equity-settled 2021 Outstanding at the beginning of the period 63,217 1,908,920 Granted during the period 0 0 Forfeited during the period 0 -214,348 Exercised during the period 0 -233,595 Expired during the period 0 -47,000 Outstanding at the end of the period 63,217 1,413,977 Exercisable at the end of the period 21,073 529,596 Warrants outstanding at the end of the period Range of exercise prices 216.8 90-224.4 Weighted-average remaining contractual life 8.7 3.8 Number held by Executive Management 0 353,409 The Board of directors have not been granted warrants. The employee incentive programs of Warrant programs existing during the period 2020 2015 2010 Maximum years of options granted 10 years 5 years 5 years Method of settlement equity-settled equity-settled 2020 Outstanding at the beginning of the period 0 1,647,788 42,359 Granted during the period 63,217 631,288 0 Forfeited during the period 0 -53,747 0 Exercised during the period 0 -276,409 -42,359 Expired during the period 0 -40,000 0 Outstanding at the end of the period 63,217 1,908,920 0 Exercisable at the end of the period 0 301,529 0 Warrants outstanding at the end of the period Range of exercise prices 216.8 90.0-224.4 101.2-127.1 Weighted-average remaining contractual life 9.7 4.9 0 Number held by Executive Management 0 373,409 0 67 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 68

Notes.

Note 7 – Information on staff and remuneration (continued)

Warrants exercised during the period	2021	2020
Weighted-average share price at the date of exercise	186.1	234.7
Weighted-average exercise price for warrants expired during the period	142.5	101.2
Weighted-average exercise price for warrants forfeited during the period	206.2	169.2
Weighted-average exercise price for warrants outstanding at period end	159.6	158.5

Determination of fair value of the warrants granted during the period

The exercise price is determined by the closing price of Zealand's shares on Nasdaq Copenhagen on the day prior to the grant date. For warrants granted before April 19, 2018, the exercise price was determined by the closing price of Zealand's shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%.

Warrants granted prior to April 15, 2020 expire automatically after five years. Warrants vest either after 3 years of service, with 1/36 each month from the grant date, or with 1/3 after one year, 1/3 after two years and 1/3 after three years. The service cost is recognized over the respective vesting periods. Warrants granted from April 15, 2020 and going forward expires automatically after 10 years.

Warrants may be exercised four times a year during a four-week period starting from the date of the publication of Zealand's Annual Report or interim reports. Dividend is not expected.

For warrants granted before January 1, 2019, the volatility rate used is based on the 5-year historical volatility of the Zealand share price. For warrants granted after January 1, 2019, the volatility rate used is based on a historical volatility of the Zealand share price calculated as the vesting period of 3 years plus 50% of the exercise period (2020: 7 years, 2019: 2 years).

The fair value of the warrants compensation granted in 2020 was determined using the Black-Scholes and Monte Carlo model using the following inputs as at day of grant and using average fair market value for RSUs and PSUs:

Grant year	2021	2021	2020	2020	2019	2019
Type	PSUs	RSUs	RSUs	Warrants	PSU	Warrants
Term	36 months	36 months	36 months	Up to 78 months	36 months	Up to 48 months
Weighted average share price (DKK)	-	-	-	216.8 to 224.4	-	127.0 to 220.0
Share price at grant date (DKK)	185.9-191.6	131.2-207.6	216.8-224.4	-	138.6	-
Exercise price (DKK)	0	0	0	224.1	0	127.0 to 220.0
Volatility (%)	N/A	N/A	N/A	44.68 to 46.45	N/A	41.9 to 43.5
Risk-free interest rate (%)	N/A	N/A	N/A	-0.31 to -0.41	N/A	-0.45 to -0.63
Exercise period to-from	N/A	N/A	N/A	Apr'21 to Apr'30	N/A	Jun'20 to Dec'24
No granted	282,852	507,461	21,602	631,288	22,915	641,029
Cost price (DKK)	185.9-191.6	131.2-207.6	216.8 to 224.4	48.4 to 95.4	138.6	41.9 to 69.5

Zealand Pharma • Annual Report 2021 69

Notes.

Note 8 – Other operating income and expenses

Accounting policies

Other operating income and expenses comprises gains from sale of intangible assets, research funding from business partners and government grants and bargain purchase gain.

Research funding is recognized in the period when the research activities have been performed and government grants are recognized periodically when the work supported by the grant has been reported.

Bargain purchase are recognized when the purchase price allocation is finalized.Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds.

DKK thousand	2021	2020	2019
Government grants	759	602	444
Gain from Bargain Purchase, cf. note 31	0	36,395	0
Total other operating income	**759**	**36,997**	**444**
Loss on retirement of fixed assets	-2,173	0	0
Total other operating expenses	**-2,173**	**0**	**0**

Zealand Pharma received government grants in the periods 2021, 2020 and 2019.

A bargain purchase gain of DKK 36 million was recognized in 2020 as part of the acquistion explained in note 31.

Note 9– Financial income

Accounting policies

Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments, fair value adjustments of other investments and marketable securities and dividends from marketable securities.

Interest income is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2021	2020	2019
Interest income from financial assets measured at amortized costs	44	895	5,413
Fair value adjustments of marketable securities, cf. note 22	1,852	0	837
Fair value adjustments of other investments, cf. note 16	0	936	2,009
Exchange rate adjustments (primarily on USD deposits)	39,315	0	5,518
Dividend, marketable securities	0	191	878
Total financial income	**41,211**	**2,022**	**14,655**

Notes Note 10 – Financial expenses   Accounting policies Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjust- ments, interest on lease obligations and fair value adjustments of securities. Interest expense is recognized in the income statement in accordance with the effective interest rate method. DKK thousand 2021 2020 2019 Interest expenses -4,091 -2,895 -3,205 Fair value adjustments of marketable securities, cf. note 22 0 -2,103 0 Fair value adjustments of other investments, cf. note 16 -8,217 0 0 Other financial expenses -3,473 -4,829 -185 Exchange rate adjustments (primarily on USD deposits) 0 -39,487 0 Total financial expenses -15,781 -49,314 -3,390 70 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 10 NY

Notes Note 11 – Income tax   Accounting policies Income tax on results for the year, which comprises current tax and changes in deferred tax, is recog- nized in the income statement, whereas the portion attributable to entries in equity is recognized directly in equity. Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years’ taxable income and taxes paid on account/prepaid. Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recog- nized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidi- aries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interest are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the ben- efits of the temporary differences and they are expected to be reversed in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. This judgment is made on an ongoing basis and is based on recent historical losses carrying more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and phar- maceutical industry is subject to considerable risks and uncertainties. Zealand Pharma Group has so far reported significant losses and, consequently, has unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2021 (none recognized in 2020 or 2019), except for the US entities, which are profitable and therefore recog- nize deferred tax on the balance sheet. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is set- tled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the statement of financial position date. Deferred tax from business combinations is initially recognized at fair value. Income tax receivables are recognized in accordance with the Danish tax credit scheme 'Skattekreditord- ningen'. Companies covered by the tax credit scheme may obtain payment of the tax base of losses origi- nating from research and development expenses of up to DKK 25 million (tax value of DKK 5.5 million). 71 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 11

Notes Note 11 – Income tax (continued) DKK thousand 2021 2020 2019 Net result for the year before tax -1,026,940 -839,653 -576,677 Corporate tax rate in Denmark 22.0% 22.0% 22.0% Expected tax benefit/(expenses) -225,927 184,724 126,869 Adjustment for foreign tax rates 461 -769 0 Adjustment for non-deductible expenses 888 1,927 -947 Adjustment for non-taxable income 0 -6,844 964 Adjustment for warrants 11,573 2,387 8,664 Adjustment for R&D extra deduction -14,379 -8,811 1,676 Adjustment to prior year -12,602 931 0 Change in tax assets (not recognized) 231,196 -180,621 -132,090 Total income tax expense/benefit -8,790 -7,076 5,136 The above specifications related to warrants have been gathered in one line in 2021 and therefore the comparative numbers have been adjusted accordingly. DKK thousand 2021 2020 2019 Specification of deferred tax assets: Tax losses carried forward (available indefinitely) 2,231,049 1,281,505 681,531 Research and development expenses 842,775 732,389 460,007 Intangible assets 51,154 40,373 35,849 Non-current assets 89,414 66,419 51,677 Liabilities 126,174 188,787 139,890 Other 55,075 58,483 70,306 Total temporary differences 3,395,641 2,365,956 1,439,260 Calculated potential deferred tax asset at local tax rate 749,198 514,239 316,637 Deferred tax asset not expected to be utilized -735,673 -505,869 -316,637 Recognized deferred tax asset 13,525 8,370 0 Under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in 2021 (DKK 5.5 million in 2020 and 2019) in tax return based on qualifying research and development expenses. 72 Zealand Pharma  ∞  Annual Report 2021

Notes Note 12 – Basic and diluted earnings per share   Accounting policies Basic result per share Basic result per share is calculated as the net result for the period that is allocated to the parent compa- ny’s ordinary shares, divided by the weighted average number of ordinary shares outstanding deducted the treasury shares held by the company, cf. note 24. Diluted result per share Diluted result per share is calculated as the net result for the period that is allocated to the parent com- pany’s ordinary shares, divided by the weighted average number of ordinary shares outstanding deducted the treasury shares, and adjusted by the dilutive effect of potential ordinary shares held by the company, cf. note 24. The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share, deducted treasury shares, are as follows: DKK thousand 2021 2020 2019 Net result for the year -1,018,149 -846,729 -571,541 Net result used in the calculation of basic and diluted earnings/losses per share -1,018,149 -846,729 -571,541 Weighted average number of ordinary shares 43,192,383 38,433,923 33,866,709 Weighted average number of treasury shares -322,988 -64,223 -64,223 Weighted average number of ordinary shares used in the calculation of basic earnings per share 42,869,395 38,369,700 33,802,486 Weighted average number of ordinary shares used in the calculation of diluted earnings per share 42,869,395 38,369,700 33,802,486 Basic earnings/loss per share (DKK) -23,75 -22.07 -16.91 Diluted earnings/loss per share (DKK) -23,75 -22.07 -16.91 The following potential ordinary shares are anti-dilutive at December 31, 2021 (anti-dilutive at December 31, 2020 and dilutive December 31, 2019) and are therefore not included in the weighted average number of ordinary shares for the purpose of diluted earnings per share: DKK thousand 2021 2020 2019 Outstanding warrants under the 2010 employee incentive program 0 0 42,359 Outstanding warrants under the 2015 employee incentive programs 1,413,977 1,908,920 1,647,788 Outstanding Restricted Share Units (RSUs) under the LTIP programs 460,089 27,466 0 Outstanding Performance Share Units (PSUs) under the LTIP program 271,761 19,765 19,765 Outstanding warrants under the 2020 employee incentive program 63,217 63,217 0 Total outstanding warrants 2,209,044 2,019,368 1,709,912 - out of which these are dilutive 0 0 0 - out of which these are anti-dilutive 2,209,044 2,019,368 1,709,912 73 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 12

Notes Note 13 – Intangible assets   Accounting policies Separately acquired licenses, rights and patents are initially measured at cost. Licenses, rights and patents acquired in connection with the purchase of a legal entity where substantially all of the fair value of the gross assets acquired is concentrated in a single asset are considered an asset acquisition and initially recognized at cost at the acquisition date. The cost accumulation model has been applied for accounting for contingent considerations, whereby all further consideration is added when incurred, to the cost of the asset initially recorded. The acquired intangibles have a finite useful life and are subsequently carried at cost less accumulated amortizations using the straight-line method over the estimated useful life and impairment losses. The amortization periods are as follows: License, rights and patents: Amortization period will be determined once these IP rights are available for use Intellectual property: 10 years Physician relationship: 8 years Amortizations will recognized in the income statement as Research & Development expenses when the intangibles are available for use based on the determined useful life. Useful lifetime is assessed continu- ously for all new acquired assets. If circumstances or changes in Zealand's operations indicate that the carrying amount of the intangibles may not be recoverable, Management will review the intangibles for impairment. Refer to note 17. At December 31, 2021, licenses, rights and patents comprise a right that will be included in a future devel- opment project originating from the acquisition of Encycle Therapeutics in October 2019. The useful life will be determined when the intangible asset is in the location and condition necessary for it to be capa- ble of operating in the manner intended by management, which is when the amortizations will begin. The right has been measured based on the overall cost of the transaction less the fair value of the cash balance and trade payables also acquired. The fair value of the contingent considerations related to En- cycle Therapeutics was assessed to be zero as per the acquisition date due to Zealand applying the cost accumulation model for accounting for contingent considerations, whereby all further consideration is added when incurred, to the cost of the asset initially recorded. Physician relationships and IP rights acquired through business combinations are measured at fair value at the acquisition date and amortized on a systematic basis over their useful life 8 and 10 years respectively (unless the asset has an indefinite useful life, in which case it is not amortized). 74 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 13

Zealand Pharma • Annual Report 2021 75

Notes.

Note 13 – Intangible assets (continued)

DKK thousand	Licenses rights and patents	Intellectual property	Physician relationship
Cost at January 1, 2021	2,530	13,692	60,576
Additions	0	0	0
Currency translation	0	0	5,037
Cost at December 31, 2021	**2,530**	**13,692**	**65,613**
Amortization and impairment at January 1, 2021	0	13,692	5,621
Amortization for the year	0	0	7,859
Currency translation	0	0	873
Amortization and impairment at December 31, 2021	**0**	**13,692**	**14,353**
Carrying amount at December 31, 2021	**2,530**	**0**	**51,260**
Amortization and impairment for the financial year has been charged as:			
Research and development expenses	0	0	0
Sale and marketing expenses	0	0	7,859
Administrative expenses	0	0	0
Total	**0**	**0**	**7,859**
Remaining amortization period	-	-	6.25 years

DKK thousand	Licenses rights and patents	Intellectual property	Physician relationship
Cost at January 1, 2020	2,480	0	0
Additions due to business combinations, cf. note 31	0	13,692	68,459
Additions	0	0	0
Currency translations	50	0	-7,883
Cost at December 31, 2020	**2,530**	**13,692**	**60,576**
Amortization and impairment at January 1, 2020	0	0	0
Amortization for the year	0	957	5,901
Impairment, cf. note 17	0	12,735	0
Currency translation	0	0	-280
Amortization and impairment at December 31, 2020	**0**	**13,692**	**5,621**
Carrying amount at December 31, 2020	**2,530**	**0**	**54,955**
Amortization for the financial year has been charged as:			
Sale and marketing expenses	0	13,692	5,901
Total	**0**	**13,692**	**5,901**
Remaining amortization period	-	-	7.25 years

Notes Note 14 – Property, plant and equipment   Accounting policies Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improvements are measured at cost less accumulated depreciation. Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset. Tangible assets under construction are recorded as work in progress until construction has been com- pleted and use of asset commenced. The basis for depreciation is cost less estimated residual value at the end of the useful life. Assets are depreciated using the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows: Buildings 5-13 years Plant and machinery 5-10 years Other fixtures and fittings, tools and equipment 3-5 years Gains and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the costs of disposal and the carrying amount of the asset at the time of the disposal. Gains and losses are recognized in the income statement under Research and development expenses, Sale and marketing expenses and Administrative expenses. The fair value of property, plant and equipment is assessed equivalent to the carrying amounts. At the end of each reporting period, the Group reviews the carrying amount of property, plant and equip- ment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). If it is not possible to estimate the re- coverable amount of an individual asset, the Group estimates the recoverable amount of the cash-gener- ating unit to which the asset belongs. If a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. The recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. No impairments to property. plant and equipment have been recognized for 2021, 2020 or 2019 76 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 14

Zealand Pharma • Annual Report 2021 77

Notes.

Note 14 – Property, plant and equipment (continued)

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2021	85,898	15,279	34,104	3,023
Transfer	949	664	0	-1,613
Additions	7,118	1,444	2,449	11,122
Retirements	-3,169	-1,630	-84	-419
Currency translation	1	78	131	-1
Cost at December 31, 2021	**90,797**	**15,835**	**36,600**	**12,112**
Accumulated depreciation at January 1, 2021	43,987	6,942	2,335	0
Transfer	0	0	0	0
Depreciation for the year	11,558	3,461	3,128	0
Retirements	-1,330	-1,203	-73	0
Currency translation	1	40	44	0
Accumulated depreciation at December 31, 2021	**54,216**	**9,240**	**5,434**	**0**
Carrying amount at December 31, 2021	**36,581**	**6,595**	**31,166**	**12,112**
Depreciation for the financial year has been charged as:				
Cost of goods sold	-7,151	-121	0	0
Research and development expenses	-3,621	-2,568	-2,715	0
Sale and marketing expenses	0	-92	0	0
Administrative expenses	-786	-680	-413	0
Total	**-11,558**	**-3,461**	**-3,128**	**0**

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2020	57,153	12,501	13,773	14,001
Transfer	0	0	13,796	-13,796
Addition from business combinations	33,875	2,572	1,707	2,984
Additions	8,479	1,566	14,889	109
Retirements	-5,935	-985	-9,856	0
Currency translation	-7,674	-375	-205	-275
Cost at December 31, 2020	**85,898**	**15,279**	**34,104**	**3,023**
Accumulated depreciation at January 1, 2020	43,696	4,164	9,860	0
Transfer	0	0	0	0
Depreciation for the year	4,974	2,301	2,301	0
Retirements	-4,304	-985	-9,804	0
Currency translation	-379	1,462	-22	0
Accumulated depreciation at December 31, 2020	**43,987**	**6,942**	**2,335**	**0**
Carrying amount at December 31, 2020	**41,911**	**8,337**	**31,769**	**3,023**
Depreciation for the financial year has been charged as:				
Research and development expenses	-4,128	-1,378	-1,910	0
Sale and marketing expenses	-846	-282	-391	0
Administrative expenses	0	-640	0	0
Total	**-4,974**	**-2,301**	**-2,301**	**0**

Notes Note 15 – Right-of-use assets and lease liabilities   Accounting policies Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components according to the specific pricing of the services in the agreements. Lease terms are negotiated on an individual basis and contain a wide range of different terms and condi- tions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments less any lease incentives receivable • variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date Lease payments to be made under reasonably certain extension options are also included in the meas- urement of the liability. Short-term and low value leases are also recognized as right-of-use assets. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the Group’s incremental borrow- ing rate is used, being the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement over the lease period to ensure a constant periodic rate of interest on the remaining balance of the liability for each period. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of lease liability • any lease payments made at or before the commencement date less any lease incentives received • any initial direct costs and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. 78 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 15

Notes Note 15 – Right-of-use assets and lease liabilities (continued) Amounts recognized in the statement of financial position The statement of financial position shows the following amounts relating to right-of-use assets: Other Office fixtures and DKK thousand Buildings fittings As at January 1, 2021 126,821 1,177 Additions 18,677 1,512 Depreciation expense -13,177 -1,066 Currency translation 1,050 0 As at December 31, 2021 133,371 1,623 As at January 1, 2020 84,148 1,484 Additions due to business combination, cf. note 31 14,299 0 Additions 42,725 581 Retirements -6,035 -144 Reversal of depreciations 6,035 0 Depreciation expense -12,779 -744 Currency translation -1,572 0 As at December 31, 2020 126,821 1,177 The Group leases office buildings, equipment and vehicles. The rental contract for the HQ office building has been made for a minimum period of 13 years (terminable by the landlord after 15 years). Management has assessed the lease period to be 13 years. The rental contract for the US office site has been made for a minimum period of 16 years. Equipment and vehicles are leased over a period of 3-4 years with no extension option. Variable lease payments are considered immaterial in 2021 and 2020. Set out below are the carrying amounts of lease liabilities and the movements during the period: 2021 2020 As at January 1 130,119 85,760 Additions due to business combinations, cf. note 31 0 14,046 Additions 20,189 43,151 Accretion of interest 2,953 2,763 Payments -14,715 -14,098 Currency translation 977 -1,503 As at December 31 139,523 130,119 Current 14,897 14,072 Non-current 124,626 116,047 The following are the amounts recognized in income statement: Depreciation expense of right-of-use assets -14,243 -13,524 Interest expense on lease liabilities -2,953 -2,763 Total amount recognized in profit and loss -17,196 -16,287 Cashflow -14,715 -14,098 Total cash outflow for leases -14,715 -14,098 Depreciation for the financial year has been charged as: Research and development expenses -11,732 -10,001 Sale and marketing expenses 0 0 Administrative expenses -2,511 -3,523 Total -14,243 -13,524 79 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 80

Notes.

Note 16 – Other investments

Accounting policies

Other investments are measured on initial recognition at cost, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items.

The Group's other investments consist of an investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. The investment in Beta Bionics, Inc. is measured at fair value through profit and loss. This investment represents 1.6% (2020:1.6%) ownership of Beta Bionics, Inc., and is measured at a fair value of DKK 26.9 million as of December 31, 2021 (DKK 32.3 million as of December 31, 2020).

In determining fair value, Zealand considered the impact of any recent share capital issuances by Beta Bionics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and subsequent infliction points was used as the basis for determining fair value. Measurement is considered a level 3 measurement.

The following have been recognized as financial items:

DKK thousand	2021	2020	2019
Other investments at January 1	32,333	35,557	32,582
Fair value adjustments	-8,217	69	2,193
Currency adjustments	2,791	-3,293	782
Other investments at December 31	**26,907**	**32,333**	**35,557**

Note 17 – Impairment

Accounting policies

Assets with indefinite useful lives are annually tested for impairment and whenever there is an impairment indication, whereas assets with finite useful lifetime are assessed for impairment indicators at the end of each reporting period. If such impairment indicators exists, the recoverable amount, determined as the higher amount of the fair value of the asset adjusted for expected costs to sell and the value in use of the asset, is calculated. The value in use is calculated based on the estimated future cash flows, discounted by using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or its cash-generating unit is lower than the carrying amount, an impairment charge is recognized in respect of the asset. The impairment loss is recognized in the income statement. In addition, for goodwill and other intangible assets with indefinite useful lives, impairment tests are performed at each balance sheet date, regardless of whether there are any indications of impairment. For acquisitions, the first impairment test is performed before the end of the year of acquisition.

Key assumptions in the impairment test

The impairment assessment for 2020 identified a need for impairment on the V-Go related Intellectual property of DKK 12.7 million. The impairment loss was primarily related to Management's decision to allocate resources to support future product launches while limiting the investment in the V-Go product.

Management has reassessed for 2021 whether indicators that the impairment loss recognized in 2020 may no longer exist or may have decreased. No such indicators were identified in 2021. Through the assessment of impairment indicators regarding the V-Go intellectual property, Management identified impairment indicators and an impairment test was performed by calculating recoverable amount of the V-Go intellectual property.

The recoverable amount was determined based on a value in use calculation using cash flow and projections for subsequent years up to and including 2030, equivalent to the expected useful life of the intangible asset. The expected future net cash flows are determined based on budgets and business plans approved by Management Board. From 2031 onwards, a perpetual cash flow decreasing by the terminal growth rate of -50% is used. The pre-tax discount rate applied to the cash flow projections was 13 %. The analysis showed a need of an impairment of DKK 12.7 million regarding the V-Go Intellectual property. The amount is recognized as sales and marketing expenses in the income statement. Due to the full impairment of the V-Go related intellectual property in 2020, no additional sensitivity analysis is performed.

Notes Note 18 – Inventories   Accounting policies Raw materials, work in progress and finished goods are measured at the lower of cost and net realizable value. Cost is determined on a first in, first out basis and comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale. Inventory manufactured prior to regulatory approval (prelaunch inventory) is capitalized but immediately provided for, until there is a high probability of regulatory approval for the product. A write-down is made against inventory, and the cost is recognized in the income statement as research and development costs. Once there is a high probability of regulatory approval being obtained, the write-down is reversed, up to no more than the original cost. We review our inventory for excess or obsolescence and write down inventory that has no alterna- tive uses to its net realizable. Economic conditions, customer demand and changes in purchasing and distribution can affect the carrying value of inventory. As circumstances warrant, we record provisions for potentially obsolete or slow-moving inventory and lower of cost or net realizable value inventory adjustments. In some instances, these adjustments can have a material effect on the financial results of an annual or interim period. In order to determine such adjustments, we evaluate the age, inventory turns, future sales forecasts and the estimated fair value of inventory. DKK thousand 2021 2020 Raw materials 35,816 14,398 Work in process 29,588 13,723 Finished goods 53,032 36,919 Total 118,436 65,040 Direct costs 85,270 48,224 Indirect production costs 33,166 16,816 Write downs recognized on inventories were reflected in the cost of goods sold. They were comprised as follows: DKK thousand 2021 2020 Accumulated write downs, January 1 -6,948 0 Addition from business combination, cf. note 31 0 -11,294 Write downs in the reporting period -10,766 486 Utilization of write downs 12,641 3,860 Reversal of write downs 0 0 Exchange differences -119 0 Accumulated write downs, December 31 -5,192 -6,948 Cost of goods sold Cost of goods sold includes raw materials, labor costs, manufacturing overhead expenses and reserves for anticipated scrap and inventory obsolescence. 81 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 18

Notes Note 21 – Other receivables   Accounting policies Other receivables are measured on initial recognition at cost and subsequently at amortized cost. DKK thousand 2021 2020 VAT 10,682 3,887 Other 5,120 6,055 Total other receivables 15,802 9,942 Note 22 – Marketable securities   Accounting policies The Group’s Marketable securities portfolio comprises an equity investment in a bond portfolio. The investment is categorized as equity instruments classified at fair value through profit or loss. Refer to note 30, Financial risks. A net fair value adjustment of DKK 1.9 million from marketable securities have been recognized in finan- cial income in 2021 (2020: DKK -2.1 million in financial expenses, and 2019: DKK 0.8 million in financial income). Note 19 – Trade receivables   Accounting policies On initial recognition, receivables are measured at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amor- tized cost. Trade receivables are written down for expected credit losses. The Group applies the simplified approach in IFRS 9 to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables and contract assets. A write-down is recognized in sales and marketing expenses. There are no material overdue receivables and the write-down for expected credit losses is not material. At December 31, 2021 and 2020, Zealand had no trade receivables related to milestone payments. Note 20 – Prepaid expenses   Accounting policies Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Clinical trials, which are outsourced to Clinical Research Organizations (“CROs”), take several years to complete. As such, Management is required to make estimates based on the progress and costs incurred to-date for the ongoing trials. Judgements are made in determining the amount of costs to be expensed during the period, or recognized as prepayments or accruals on the statement of financial position. Other receivables are measured at amortized cost less impairment. Prepayments include expenditures related to future financial periods and are measured at nominal value. The increase in Prepaid expenses of DKK 32.8 million from 2020 to 2021 is primarily related to higher insurance costs for coverage of Management and Board members and timing of invoices received from the Contract Research Organizations (CRO's). 82 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 19-22

Zealand Pharma • Annual Report 2021 83

Notes.

Note 23 – Cash and cash equivalents

Accounting policies

Cash is measured on initial recognition at cost.

DKK thousand	2021	2020
DKK	11,336	286,222
USD	1,098,160	568,444
EUR	19,607	105,555
Total cash and cash equivalents	**1,129,103**	**960,221**

Cash includes proceeds from draw down on "Oberland", USD 100 million. As discussed in note 25, the loan is subject to a liquidity covenant under which the Group must hold at least USD 100 million until certain conditions are met.

Note 24 – Share capital

Accounting policies

Consideration paid for the acquisition of treasury shares transactions is recognized directly in equity within treasury shares reserve. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equal to the original cost price of the shares. Dividend payments are recognized as a deduction of equity and a corresponding liability when declared.

No, of shares (thousand)	2021	2020
January 1	39,800	36,055
Increase due to issue of new shares	3,834	3,745
December 31	**43,634**	**39,800**

The share capital solely consists of one class of ordinary shares all issued of DKK 1 each and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. All shares have been fully paid. At the annual general meeting on April 2, 2020 Zealand was authorized to increase

Note 24 – Share capital (continued)

the nominal share capital by nominally DKK 9,013,665 during the period until April 2, 2025. At December 31, 2021 nominally DKK 1,986,547 of the authorization remains.

On February 1, 2021 a total of 3.600.841 new shares have been subscribed through a private and direct shares issue with a net proceeds of DKK 745.4 million. In the period 19 March, 2021 to 10 December, 2021, a total of 233.595 new shares have been issued due to exercise of warrant programs with a net proceeds of DKK 26.1 million. The expenses related to share issues amounts to DKK 46.9 million.

On June 22, 2020 a total of 2,684,461 new shares have been subscribed through a private and direct shares issue with a net proceeds pf DKK 655.0 million. On March 26, a total of 741,816 new shares have been subscribed through a private share issue to US based investors with a net proceeds of DKK 136.5 million. The cost of share issues amounts to DKK 42.7 million.

Expenses directly related to capital increases are recognized in equity.

At December 31, 2021, there were 418,247 treasury shares (2020: 64,223), equivalent to 1.0% (2020: 0.2%) of the share capital and corresponding to a market value of DKK 60.7 million (2020: DKK 14.1 million). The treasury shares are allocated to performance shares units (PSUs) and restricted stock units (RSUs).

Rules on changing the Articles of Association

All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the Danish Companies Act 'Selskabsloven' or our Articles of Association prescribe other requirements.

Notes Note 25 – Borrowings   Accounting policies For accounting policy we refer to note 1. On December 30, 2021, the Group entered into a loan agreement with Oberland. The agreement com- prises of three tranches of which the first tranche of USD 100 million was drawn down on December 31, 2021. Tranche 2 can be drawn down subject to obtaining FDA marketing approval for Glepaglutid where- as tranche 3 can be draw down only upon Oberland’s explicit acceptance. Loan terms Loan amount, tranche 1: 100 MUSD Loan amount, tranche 2: 50 MUSD to be drawn no later than December 31, 2023 Loan amount tranche 3: 50 MUSD to be drawn down no later than June 30, 2023 Maturity date: December 31, 2028 Repayment profile: Repayment at maturity: Base Interest: Higher of 12 months US Libor and 3 months Libor / [leverage formula] with a floor of 0.25% Credit spread: 6% p.a., fixed over the term of the contract Revenue participation payments: Draw down on tranche 1: 2.67% of consolidated revenue, not exceeding 75 MUSD and Draw down on tranche 1 & 2: 4% of consolidated revenue, not exceeding 75 MUSD Repayment amount at maturity: An amount resulting in an investor IRR of 9.75% p.a. including interest payments and royalty payments Lender option to require repayment of the debt: Change of control event Sale of certain assets – proceeds from sale to be used to repay the loan, however, no more than up to 75% of the out- standing amount Zealand option to prepay the debt: Throughout the term of the loan Early repayment amount: Before January 1, 2023: An amount equal to 120.0% of the principal amount of the Notes issued From January 1, 2023 until January 1, 2024: An amount equal to 135.0% of the principal amount of the Notes issued From January 1, 2024 until January 1, 2026: An amount equal to 150.0% of the principal amount of the Notes issued From January 1, 2026 until January 1, 2027: An amount equal to the greater of 150.0% of the principal amount of the Notes issued and the amount (greater than zero) that would generate an internal rate of return to the Purchasers equal to 12.0% on the aggregate purchase price paid for the Notes From January 1, 2027 until December 31, 2028: An amount equal to the greater of (i) 150.0% of the principal amount of the Notes issued and (ii) the amount (greater than zero) that would generate an internal rate of return to the Purchasers equal to 11.0% on the aggregate purchase price paid for the Notes Liquidity covenant The loan is subject to certain covenants including a requirement to retain cash balances in the amount of at least USD 100 million (DKK 656 million) until trailing 6 months total net revenue excluding sales from V-Go, Alexion Licensed Products and Sanofi Licensed Products exceeds USD 50 million. After deduction of transaction costs, DKK 8.2 million, the carrying amount is DKK 647.9 million. 84 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 25

Notes Accounting Accessment Due to the fact that the lenders are entitled to a fixed return of 9.75% p.a., the debt host contract is con- sidered to be a fixed rate loan with variable cash flows. Management has assessed the contract for non closely related embedded derivatives and has concluded that the prepayment option is not closely related to the debt host contract due to the fact that the repay- ment amount could differ with more than an insignificant amount from the debts amortised cost. The revenue based payments are not separated from the debt host contract and assessed separately due to the fact that they will mainly affect the timing of the cash flows and not the total IRR. They could to a limited extent impact the prepayment premium. The interest rate clause comprises an element which could potentially result in leverage. The interest rate clauses are non-closely related and not separated as embedded derivatives due to the fact that they will mainly affect the timing of the cash flows and not the total IRR. Interest rate movements could to a limited extent impact the prepayment premium. Fair value measurement Due to the significant premium, the prepayment options will have value for Zealand only if Zealand’s credit quality increases significantly (refer to Note 2). The likelihood of instances which would entitle the lender to require repayment and which would have economic value to the lender is currently consid- ered very low. Based on the above, the fair value of the prepayment options on inception is considered insignificant. Fair value is determined primarily based on unobservable data (level 3). The most significant input is: 1. Development in future credit rating 2. US Libor forward interest rates As of the balance sheet date December 31, 2021, no reasonably possible alternative assumption regarding the development in these two inputs will lead to any significant fair value of the prepayment options. The credit spread in the loan corresponds to a rating of CCC. An increase of the Group’s credit quality to a rating between B and BB by the end of 2025 would establish an economic break-even point for exer- cise of the prepayment options. After 2025, the prepayment options would, in virtually all instances not become economically attractive to exercise. The assessment is based on the 31 December 2021 US Libor yield curve and observable credit spreads for traded debt instrument. The Group has up until now not held complex financial instruments measured at fair value and has currently no processes for determining fair value of such instruments. Therefore, third party valuation specialists have been engaged to determine fair value of the prepayment option as of 31 December 2021. Due to the fact that the loan agreement has been entered into in December 2021, fair value of the loan as of 31 December 2021 is considered to equal its nominal amount of USD 100 million equal to DKK 656 million. It is considered a level 2 measurement (recent transation). Collateral provided The Group has provided floating charge collateral with all assets which can be collaterised including shares in subsidiaries. Note 25 – Borrowings (continued) 85 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 86

Notes.

Note 26 – Deferred revenue

Accounting policies

We refer to accounting policy description in Note 3 Revenue.

The Group has recognized the following liabilities related to contracts with customers.

DKK thousand	2021	2020
Deferred revenue at January 1	97,769	139,890
Customer payment received, cf. note 3.	0	0
Revenue recognized during the year	-30,185	-42,881
Total deferred revenue	**67,584**	**97,769**
Non-current deferred revenue	14,551	44,587
Current deferred revenue	53,033	53,182
Total deferred revenue	**67,584**	**97,769**

Deferred revenue occurred in connection with the agreement with Alexion Pharmaceuticals, Inc. as disclosed in Note 3. An up-front payment of DKK 177.3 million was received of which DKK 30.2 million has been recognized during DKK 2021 (2020: DKK 42.9 million and 2019: DKK 37.4 million)

Management expects that approx. DKK 53 million of the up-front payment received will be recognized as revenue during 2022. The remaining payment is expected to be recognized during 2023 according to the progress of the development project.

Note 27 – Rebate and product return liabilities

Accounting policies

Product sale rebate liabilities and product return liabilities are amounts payable or credited to a customer, usually based on the quantity or value of product sales to the customer for specific products in a certain period. Product sales rebates, which relate to product sales that occur over a period of time, are normally issued retrospectively. At the time product sales are invoiced, rebates and deductions that the Group expects to pay, are estimated. These rebates typically arise from sales contracts with government agencies, wholesalers, retail pharmacies, Managed Care and other customers, which are recorded at the time the related revenues are recorded or when the incentives are offered, cf. note 3.

DKK thousand	Sale rebate liabilities	Product return liabilities	2021 total	2020 total
Beginning of the year	36,434	239	36,673	0
Addition due to acquisition, cf. note 31	0	0	0	6,969
Additions for the year	155,910	2,124	158,033	137,321
Utilization during the period	-167,045	-1,555	-168,600	-103,766
Reversal of accruals from previous years	0	0	0	-1,184
Currency translation adjustments	2,544	45	2,589	-2,668
End of the year	**27,843**	**852**	**28,695**	**36,673**

Sale rebate liabilities are calculated based on historical experience and the specific terms in the individual agreements. Unsettled rebates are recognized as accruals when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognized as other liabilities.

Please refer to note 1 and note 3 for further information on sale rebates related liabilities and managements estimates and judgements.

Zealand Pharma issues credit notes for expired goods as a part of normal business. Where there is historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, an accrual for estimated product returns is recorded. The accrual is measured at gross sales value.

Notes Note 29 – Contingent assets and liabilities, other contractual obligations and collateral provided   Accounting policies Contingent assets and liabilities are disclosed, unless the possibility of an inflow or outflow of resources embodying economic benefits is virtually certain. Contingent assets include potential future milestone payments. Contingent liabilities and other contrac- tual obligations include contractual obligations related to agreements in development projects such as contract research organizations (CROs), milestone payments and lease commitments. Contingent Assets At December 31, 2021, Zealand is still eligible for a payment from Sanofi of up to USD 10.0 million, of which USD 10.0 million is expected in 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore have not recognized an asset in the statement of financial position of the Group. Contingent liabilities and Contractual obligations At December 31, 2021, total contractual obligations related to agreements for development projects, including CROs, amounted to DKK 317.4 million (DKK 184.4 million for 2022 and DKK 133.0 million for the years 2023 up to and including 2025). Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 13. Collateral provided The Group has provided floating charge collateral with all assets which can be collaterised including shares in subsidiaries. Note 28 – Other liabilities   Accounting policies Financial liabilities are recognized initially at fair value less transaction costs. In subsequent periods, finan- cial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method. DKK thousand 2021 2020 Employee benefits 84,800 101,028 Royalty payable to third party 5,860 5,732 Development project costs 18,736 28,267 Other payables 82,164 32,272 Total other liabilities 191,560 167,299 Current 173,134 150,555 Non-current 18,426 16,744 87 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 28-29

Notes Note 30 – Financial risks Zealand is exposed to various financial risks, including foreign exchange rate risk, interest rate risk, credit risk and liquidity risk. The objective of Zealand’s financial management policy is to reduce the Group’s sensitivity to fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand’s financial management policy has been endorsed by Zealand’s Audit Committee and ultimately approved by Zealand’s Board of Directors. Capital structure Zealand aims to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and long-term growth targets. We refer to Note 2. Exchange rate risk Most of Zealand’s financial transactions are in DKK, USD and EUR. Due to Denmark’s long-standing fixed exchange rate policy vis-à-vis the EUR, Zealand has evaluated that there is no material transaction exposure or exchange rate risk regarding transactions in EUR. Zealand’s milestone payments have been agreed in foreign currencies, namely USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange rate risk evaluation. Currency exposures regarding our US activities are managed by having revenue and expenses in the same currency. As Zealand conducts clinical trials and toxicology studies around the world, Zealand will be exposed to exchange rate risks associated with the denominated currency, which is primarily USD based on volume and fluctuations against DKK. To date, Zealand’s policy has been to manage the transaction and transla- tion risk associated with the USD passively, placing the revenue received from milestone payments in USD in a USD account for future payment of Zealand’s expenses denominated in USD, covering payments for the next 12-24 months and thus matching Zealand’s assets with its liabilities. As of December 31, 2021, Zealand holds DKK 862.9 million (2020: DKK 568.4 million) of its cash in USD. Additionally, Zealand has a financial debt of DKK 656.1 million denominated in USD. Interest rate risk Zealand has a policy of avoiding financial instruments that expose the Group to any unintended financial risks. During 2021, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates on bank deposits in DKK and EUR have been negative since 2018, while USD accounts have generated a low level of interest income. During 2021 and 2020, Zealand has invested in low-risk marketable securities. The Group’s marketable securities portfolio comprises bonds in Danish kroner. The average weighted duration of the bond portfo- lio on the statement of financial position date was 3 years in both years. As of December 31, 2021, Zealand has borrowings amounting to DKK 656.1 million (2020: DKK 0 million) and Lease liabilities amounting to DKK 139.5 million (2020: DKK 130.1 million). As discussed in note 25 borrowings bears a fixed interest rate. Credit risk Zealand is exposed to credit risk in respect of receivables, bank balances and bonds. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited, as the counter- parties to the trade receivables are large global pharmaceutical companies and wholesalers. Cash and bonds are not deemed to be subject to credit risk, as the counterparties are banks with invest- ment-grade ratings (i.e. BBB- or higher from Standard & Poor’s). Liquidity risk The purpose of Zealand’s cash management is to ensure that the Group has sufficient and flexible finan- cial resources at its disposal at all times. Refer to Note 2. Zealand’s short-term liquidity is managed and monitored by means of the Company’s quarterly budget revisions to balance the demand for liquidity and maximize the Company’s interest income by matching its free cash in fixed-rate, fixed-term bank deposits and bonds with its expected future cash burn. 88 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 30

Zealand Pharma • Annual Report 2021 89

Notes.

Note 30 – Financial risks (continued)

Sensitivity analysis

The table shows the effect on profit/loss and equity of reasonably likely changes in the financial variables in the statement of financial position.

DKK thousand	2021 Fluctuation	2021 Effect	2020 Fluctuation	2020 Effect
USD	+/-10%	20,675	+/-10%	58,124

The decline in currency exposure is primarily related to reduced net cash balance from borrowings denominated in USD.

Contractual maturity (liquidity risk)

A breakdown of the Group's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Group's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

With the exception of leasing and borrowings, there are no interest cash flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	< 12 months	1-5 Years	> 5 Years	Total
Borrowings	50,954	252,042	736,410	1,039,406
Trade payables	64,558	0	0	64,558
Leasing	14,608	62,558	75,415	152,581
Other liabilities	173,134	0	18,426	191,560
Total financial liabilities at December 31, 2021	**303,254**	**314,600**	**830,251**	**1,448,105**
Trade payables	71,442	0	0	71,442
Leasing	14,072	53,039	76,354	146,465
Other liabilities	150,555	16,744	0	167,299
Total financial liabilities at December 31, 2020	**236,069**	**69,783**	**76,354**	**382,209**

All cash flows are non-discounted and include all liabilities under contracts but not contractual obligations related to payments under agreements for development projects, including CROs, as disclosed in note 29, as their maturity dates are uncertain.

The expected future cash flows from borrowing repayments in USD are estimated based on USD Forward Libor rates as of 31 December 2021 and the Group's revenue forecast and translated into DKK at the USD/DKK forward rates applicable as of 31 December 2021.

Notes DKK thousand 2021 2020 Categories of financial instruments Deposits 12,638 16,650 Trade receivables 73,025 46,484 Other receivables 15,802 9,942 Cash and cash equivalents 1,129,103 960,221 Financial assets at amortized costs 1,230,568 1,033,297 Marketable securities 299,042 297,345 Other investments 26,907 32,333 Financial assets measured at fair value through profit or loss 325,949 329,678 Borrowings 647,906 0 Lease liabilities 139,523 130,119 Trade payables 64,558 70,384 Other liabilities 191,560 167,299 Financial liabilities measured at amortized cost 1,043,547 367,802 The fair value of marketable securities is based on Level 1 in the fair value hierarchy. The fair value of other investments is based on level 3 in the fair value hierarchy. Refer to note 16. There were no transfers between levels 1, 2 and 3 for recurring fair value measurement during the period ended December 31, 2021 or 2020. The carrying amount of financial assets and financial liabilities approximated the fair value. Note 30 – Financial risks (continued) Capital Management Zealand’s goal is to maintain a strong capital base to maintain investor, creditor and market confidence, and a continuous advancement of Zealand’s product pipeline and business in general. Zealand is primarily financed through capital increases, long-term borrowings and partnership collaboration income. The Group had, as of December 31, 2021, a cash position of DKK 1,129 million i.e. DKK 473 million in excess of the minimum cash position discussed below. As of 31 December 2020, the cash position was DKK 960.2 million. Refer to Note 2 Going concern uncertainties. The cash position supports the advancement of our product pipeline and operations and the objective is to maintain a cash position which secures financing of development costs over the next 12 to 15 months, refer to Note 2. The adequacy of our available funds will depend on many factors, including progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collabora- tive agreements with partners, or from other sources. To strengthen the cash position, the Group entered into a USD 100 million Loan agreement with Oberland in December 2021. Under the loan agreement, the Group has to maintain a cash position of at least USD 100 million (DKK 656 million) until trailing 6 months net sales excluding sales from V-Go, Alexion Licensed Products and Sanofi Licensed Products exceeds USD 50 million. Refer to note 25 for discussion of the terms of the loan. The Board of Directors monitors the share and capital structure to ensure that Zealand’s capital resources support the strategic goals. There was no change in the group’s approach to capital management pro- cedures in 2021 besides the issuance of borrowings as described in Note 25. Neither Zealand Pharma A/S nor any of its subsidiaries are subject to externally imposed capital requirements other than the liquidity covenant related to the borrowing agreement. 90 Zealand Pharma  ∞  Annual Report 2021

Notes Note 31 – Business combinations   Accounting policy Business combinations are accounted for using the acquisition method of accounting. At the date of the acquisition, the Company initially recognizes the fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The consideration transferred is measured at fair value at the date of acquisition and the excess of the consideration transferred over the fair value of net identifiable assets of the business acquired is recorded as goodwill. In circumstances where the consideration transferred is less than the fair value of net iden- tifiable assets of the business acquired, the difference is recognized directly in the consolidated income statement as a bargain purchase. Where the settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value. Contingent consideration is classified either as equity or a financial liability and is recognized at fair value on the acquisition date. Amounts classified as a financial liability are subsequently remeasured to fair value in accordance with IFRS 9 (Financial Instruments), with changes in fair value recognized in the consolidated statement of comprehensive loss as an administrative expense. Business combinations require management making an assessment of the fair value of the net assets ac- quired as well as an assessment regarding whether control exists. Management judgement is particularly involved in the recognition and measurement of the following items at fair value: • intellectual property: this may include patents, licenses, trademarks and similar rights for currently mar- keted products, and also the rights and scientific knowledge associated with projects that are currently in research or development phases, and requires the projection of estimated future cash inflows and outflows and relevant risks, the terminal value of these assets, discount rates and weighted average costs of capital, • working capital items such as trade receivables, inventory (raw materials, work in process, parts and finished goods), prepaid expenses, trade payables, and fixed assets • Guarantees, warranties, indemnities, rights, claims, counterclaims etc. set off against third parties relating to the acquired assets or assumed liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities, guaranties and avoidance claims and causes of action under any applicable Law, employee liabilities and other contingencies In all cases, management makes an assessment based on the underlying economic substance of the items concerned, and not only on the contractual terms, in order to fairly present these items. In making these assessments, management relies to a significant extent on the work of valuation experts. However, the assessments are highly subjective and sensitive to the assumptions used. In accordance with IFRS 3, if a business combination indicates a bargain gain all applied assumptions will be reassessed by Management before recognition. Directly attributable acquisition-related costs are expensed as incurred within the consolidated statement of comprehensive loss. Customer relationships and IP rights acquired through business combinations are measured at fair value at the acquisition date and amortized on a systematic basis over their useful life 8 and 10 years respec- tively (unless the asset has an indefinite useful life, in which case it is not amortized). Acquisition of medical technology business from Valeritas, Inc. On April 2, 2020 (or “the acquisition date”) Zealand acquired substantially all of the medical technology business from Valeritas Holdings, Inc. (or “Valeritas”) pursuant to the terms of the stalking horse asset purchase agreement previously entered into with Valeritas and following approval by the U.S. Bankruptcy Court for the District of Delaware on March 20, 2020. Valeritas was a U.S. based commercial-stage company whose activities comprised development, pro- duction and sale of wearable disposable insulin pumps and has therefore been acquired to accelerate Zealand’s plans for establishing U.S. operations to support the anticipated launch of the auto-injector and pre-filled syringe for severe hypoglycemia. The acquisition comprises all medical technology business related tangible and intangible assets that pursuant to the Bankruptcy Code was transferred to Zealand free and clear of all claims, liabilities and en- cumbrances including the Valeritas workforce. Additionally, the acquisition includes most of the working capital assets and selected liabilities. Under IFRS 3, Business Combinations, the acquisition has been accounted for as a business combination using the acquisition method. The consolidated financial statements include the results of Valeritas for the from the acquisition date. 91 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 31

Notes The consideration transferred was DKK 167.7 million (USD 24.5 million), and the fair values of the identifia- ble assets and liabilities of Valeritas as at the date of acquisition were: DKK thousand Fair value recognized on acquisition Assets Physician Relationship 68,459 V-Go IP 13,692 Property, plant and equipment 41,138 Right-of-use assets 14,299 Inventories 55,796 Trade receivables 50,603 Other assets 10,132 Cash and cash equivalents 66 Liabilities Deferred tax liability -11,880 Trade payables -4,050 Lease liabilities -14,046 Other liabilities -19,792 Total identifiable net assets at fair value 204,417 Bargain purchase recognized -36,692 Purchase consideration transferred 167,725 Analysis of cash flows on acquisition: Net cash acquired (included in cash flows from investing activities) 66 Cash paid -167,725 Net cash flow on acquisition -167,659 Note 31 – Business combinations (continued) The fair value attributable to intangible assets (DKK 82.2 million as of the acquisition date) consists of the value arising from the existing Valeritas physician network and relationships, valued at DKK 68.5 million which is based on the estimated cost it would require to establish similar network and relationships, or a so-called with/without valuation method, and intellectual property related to the V-Go technology, valued at DKK 13.7 million using an excess earnings model. (Subsequently impaired. Refer to note 17) The valuations are determined using cash flow projections from financial budget approved by Corporate Management covering a 10-year period. The discount rate applied to the cash flow projections is 13%. The growth rate used to extrapolate the cash flows of the unit beyond the 10-year period is -50% which reflects our estimate of the expected lifetime of the product of 10 years with a significant decrease in revenues afterwards. The calculation of the fair value of intangible assets is most sensitive to the revenue and gross margin growths. Revenue and gross margin: Revenue and gross margin are based on historical trends. The reve- nue growth applied in the calculation is between 1-20% in the 10-year budget period with the first years having the highest revenue growth in percentage. Operating costs: Operating costs are based on histori- cal trends and industry knowledge. Operating costs over the 10-year budget period has been adjusted to incorporate the allocation related to shared efforts of future product launches. Trade receivables have been measured at the contractual amount expected to be received which ap- proximates the fair value of DKK 50.6 million. The amounts have not been discounted, as maturity on receivables is generally very short and the discounted effect therefore immaterial. The acquisition resulted in a bargain purchase gain of DKK 36.7 million which was recognized within other operating income in the consolidated income statement. The gain arose as the fair value of the net assets acquired (DKK 204.4 million) exceeded the fair value of the purchase consideration (DKK 167.7 million). The gain is primarily attributable to the Company purchasing the medical technology business of Valeritas out of bankruptcy. Valeritas encountered operational and financial difficulties in late 2019 and filed for Bankruptcy in February 2020. Specifically, the fair value of the tangible and financial assets acquired (DKK 147.5 million), such as inventories, trade receivables, and property, plant and equipment, represents a significant component of the purchase price prior to consideration of the fair value of the identified intangible assets. 92 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 93

Notes.

Note 31 – Business combinations (continued)

Acquisition-related costs of DKK 7.1 million have been expensed and are included in administrative expenses in profit or loss and are part of operating cash flows in the statement of cash flows have all been incurred in the three months period ended March 31, 2020. Adjustments may be applied to the various net asset categories when full alignment to Zealand accounting policies is finalized. Consequently, adjustments may be applied for a period of up to twelve months from the acquisition date in accordance with IFRS 3.

The Valeritas business acquisition has contributed with net revenues of approximately DKK 161.3 million in net revenue and profit and loss of approximately DKK -278.8 million to the Group for the period ending December 31, 2020 since the acquisition on April 2, 2020.

If the acquisition had occurred on 1 January 2020, the consolidated pro forma revenue and operating result of Zealand Pharma Group for the period ended 31 December 2020 would have been approximately DKK 395.8 million and DKK -868.9 million, respectively.

Note 32 – Related parties

Zealand has no related parties with controlling interest.

Zealand's other related parties comprise the Company's Board of Directors and Corporate Management.

Remuneration to the Board of Directors and Corporate Management is disclosed in note 7.

No further transactions with related parties were conducted during the year.

Ownership

The following shareholders are registered in Zealand Pharma's register of shareholders as owning minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) at December 31, 2021:

- Van Herk Investments, Rotterdam, Netherlands
- Credit Suisse Bank, Zürich, Switzerland
- SMALLCAP World Fund, Los Angeles, USA (shares)
- The Capital Group Companies, Los Angeles, USA (votes)

Note 33 – Adjustments for non-cash items

DKK thousand	2021	2020	2019
Depreciation, amortization and impairment	40,249	42,692	13,682
Share-based compensation expenses	53,504	30,485	14,763
Income tax	-1,190	9,865	-5,385
Financial income	-1,896	-1,127	-9,306
Financial expenses	16,674	3,511	3,390
Net loss on sale of fixed assets	2,697	0	0
Fair value adjustments	6,520	0	0
Exchange rate adjustments	-68,943	57,712	-7,937
Total adjustments	**47,615**	**143,138**	**9,207**

Note 34 – Change in working capital

DKK thousand	2021	2020	2019
(Increase)/decrease in receivables	-64,494	-7,716	-21,059
(Increase)/decrease in Inventory	-52,772	-14,404	0
Increase/(decrease) in payables and other liabilities	-49,059	119,938	17,061
Adjustment for non-cash investing activities	0	0	-7,932
Cash outflow for investment in Beta Bionics	0	0	22,803
Change in working capital	**-166,325**	**97,818**	**10,873**

Notes Note 35 – Reconciliation of borrowings DKK thousand 2021 2020 2019 As at January 1 0 0 0 Additions -656,120 0 0 Transaction costs 8,214 0 0 As at December 31 -647,906 0 0 Note 36 – Significant events after the balance sheet date No significant events have occurred after the end of the reporting period. Note 37 – Approval of the annual report The Annual Report has been approved by the Board of Directors and Executive Management and author- ized for issue on March 10, 2022. 94 Zealand Pharma  ∞  Annual Report 2021 Con Fin – Note 35-36

Notes 1 Significant accounting policies, and significant accounting estimates and assessments 99 2 Revenue 99 3 Information on staff and remuneration 100 4 Financial income 103 5 Financial expenses 103 6 Other operating income and expenses 104 7 Income tax 104 8 Intangible assets 105 9 Property, plant and equipment 106 10 Right-of-use assets and lease liabilities 107 11 Investments in subsidiaries 108 12 Other investments 108 13 Inventories 109 14 Prepaid expenses 109 15 Other receivables 109 16 Cash and cash equivalents 109 17 Share capital 110 18 Other liabilities 110 19 Contingent assets, liabilities and other contractual obligations 110 20 Financial risks 110 21 Transactions with related parties 112 22 Adjustments for non-cash items 112 23 Change in working capital 112 24 Allocation of result 112 25 Significant events after the balance sheet date 112 26 Approval of the annual report 112 Contents – Parent company Financial statements of the parent company Income statement 96 Statement of comprehensive income 96 Statement of financial position 97 Statement of cash flows 98 Statement of changes in equity 98 95 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Contents

Income statement DKK thousand Note 2021 2020 Revenue 2 255,776 337,808 Cost of goods sold 13 -121,240 -85,878 Royalty expenses -10,133 0 Gross margin 124,403 251,930 Research and development expenses 3 -585,458 -604,081 Sale and marketing expenses -366,509 -334,118 Administrative expenses 3 -253,125 -138,671 Operating expenses -1,205,092 -1,076,870 Other operating income 6 759 36,996 Other operating expense 6 -2,161 0 Operating result -1,082,091 -787,944 Income from subsidiaries 11 36,745 0 Financial income 4 48,898 7,139 Financial expenses 5 -15,080 -51,537 Result before tax -1,011,528 -832,342 Income tax (expense)/benefit 7 6,925 5,543 Net result for the year -1,004,603 -826,799 Statement of comprehensive income DKK thousand Note 2021 2020 Net result for the year -1,004,603 -826,799 Other comprehensive income (loss) 0 0 Comprehensive result for the year -1,004,603 -826,799 Financial statements of the parent company 96 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Income Statement Par Fin – comprehensive income

DKK thousand Note 2021 2020 Liabilities and equity Share capital 17 43,634 39,800 Treasury shares -71,890 -1,700 Share premium 4,247,442 3,454,550 Retained loss -3,320,164 -2,315,561 Shareholders' equity 899,022 1,177,089 Deferred revenue 14,551 44,587 Other liabilities 18 18,426 16,744 Lease liabilities 10 99,769 108,456 Non-current liabilities 132,746 169,787 Trade payables 48,430 59,307 Payables to subsidiaries 59,078 359,869 Lease liabilities 10 11,686 11,392 Deferred revenue 53,033 53,182 Other liabilities 18 115,315 93,983 Current liabilities  287,542 577,733 Total liabilities 420,288 747,520 Total shareholders' equity and liabilities 1,319,310 1,924,610 Financial statements of the parent company Statement of financial position at December 31 DKK thousand Note 2021 2020 Assets Non-current assets Intangibles (Intellectual property) 8 35,691 35,691 Property, plant and equipment 9 80,075 82,377 Right of use assets 10 107,781 118,002 Investment in subsidiaries 11 62,228 62,228 Other investments 12 26,906 32,333 Intercompany 135,817 325,645 Deposits 8,920 8,920 Corporate tax receivable 7 1,268 1,268 Prepaid expenses 14 16,456 13,117 Total non-current assets 475,142 679,581 Current assets Trade receivables 13,546 0 Inventory 13 78,767 45,700 Receivables from subsidiaries 9,087 0 Prepaid expenses 14 59,172 28,517 Corporate tax receivable 5,500 5,500 Other receivables 15 1,865 7,195 Marketable securities 299,042 297,345 Cash and cash equivalents  16 377,189 860,772 Total current assets 844,168 1,245,029 Total assets 1,319,310 1,924,610 97 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Financial position

Zealand Pharma • Annual Report 2021 98

Financial statements of the parent company.

Statement of cash flows

DKK thousand	Note	2021	2020
Net result for the year		-1,004,603	-826,799
Adjustments for non-cash items	22	127,223	54,758
Change in working capital	23	-257,057	30,682
Financial income received		0	897
Financial expenses paid		-3,296	-4,562
Deferred revenue		-30,185	-42,881
Income tax receipt		5,500	0
Cash inflow/outflow from operating activities		**-1,162,418**	**-787,905**
Change in deposit		0	48
Investment in subsidiaries	11	0	-59,627
Purchase of intangible assets		0	-41,167
Purchase of property, plant and equipment		-16,903	-51,846
Cash outflow from investing activities		**-16,903**	**-152,592**
Proceeds from issuance of shares related to exercise of warrants		26,070	38,832
Proceeds from issuance of shares		748,975	794,929
Costs related to issuance of shares		-46,894	-42,706
Purchase of treasury shares		-28,590	0
Leasing installments		-12,260	-12,449
Cash inflow from financing activities		**687,301**	**778,606**
Decrease/increase in cash and cash equivalents		**-492,020**	**-161,891**
Cash and cash equivalents at January 1		860,772	1,019,811
Exchange rate adjustments		8,437	2,852
Cash and cash equivalents at December 31		**377,189**	**860,772**

Statement of changes in equity

DKK thousand	Share capital	Treasury shares	Share premium	Retained loss	Total
Equity at January 1, 2021	**39,800**	**-1,700**	**3,454,550**	**-2,315,561**	**1,177,089**
Comprehensive income for the year					
Net result for the year	0	0	0	-1,004,603	-1,004,603
Treasury shares	0	-70,190	0	0	-70,190
Share-based compensation	0	0	68,577	0	68,577
Capital increases	3,834	0	771,211	0	775,045
Costs related to capital increases	0	0	-46,896	0	-46,896
Equity at December 31, 2021	**43,634**	**-71,890**	**4,247,442**	**-3,320,164**	**899,022**
Equity at January 1, 2020	**36,055**	**-1,700**	**2,648,117**	**-1,488,762**	**1,193,710**
Comprehensive income for the year					
Net result for the year	0	0	0	-826,799	-826,799
Share-based compensation	0	0	16,273	0	16,273
Capital increases	3,745	0	832,866	0	836,611
Costs related to capital increases	0	0	-42,706	0	-42,706
Equity at December 31, 2020	**39,800**	**-1,700**	**3,454,550**	**-2,315,561**	**1,177,089**

Zealand Pharma • Annual Report 2021 99

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments

Significant accounting policies

Basis of preparation

The separate financial statement of the parent company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional requirements under the Danish Financial Statements Act (Class D).

The accounting policies for the financial statements of the parent company are unchanged from the previous financial year. A number of new or amended standards became applicable for the current reporting period. The parent company did not change its accounting policies as a result of the adoption of these standards. The accounting policies are the same as for the consolidated financial statements with the supplementary accounting policies for the parent described below. For a description of the accounting policies of the group, please refer to the consolidated financial statements.

Note disclosures have only been included in the Parent Financial Statement where amounts differ from the Consolidation financial statement.

In the narrative sections of the financial statements, comparative figures for 2020 are shown in brackets.

Supplementary accounting policies for the Parent Company

Revenue from research and development services rendered to ZP SPV 3 K/S

Revenue from research and development services are performed and satisfied over time given that ZP SPV 3 K/S simultaneously receives and consumes the benefits provided by Zealand Pharma A/S.

Other operating income

Non-cash contributions to subsidiaries are measured at fair value. Any gain is recognized as other operating income provided the increase does not result in an impairment of the investment.

Investments in subsidiaries

Please refer to note 11 Investments in subsidiaries.

Note 2 – Revenue

Please refer to note 3 in the consolidated financial statements for accounting policies for the revenue streams.

Recognized revenue can be specified as follows for all agreements:

DKK thousand	2021	2020
Boehringer Ingelheim International GmbH	22,311	149,120
Alexion Pharmaceuticals Inc.	30,185	42,881
Protagonist Therapeutics Inc.	25,380	0
ZP SPV 3 K/S	9,187	7,410
Total license and milestone revenue	**87,063**	**199,411**
Intercompany sales	168,713	138,397
Total revenue from product sales	**168,713**	**138,397**
Total revenue	**255,776**	**337,808**
Total revenue recognized over time	**30,185**	**42,881**
Total revenue recognized at a point in time	**225,591**	**294,927**

Please refer to note 3 in the consolidated financial statements for additional information regarding revenue.

Notes Note 3 – Information on staff and remuneration DKK thousand 2021 2020 Total staff salaries can be specified as follows: Wages and salaries 217,995 200,732 Share based payment costs 39,890 16,273 Pension schemes (defined contribution plans) 18,700 14,605 Other payroll and staff-related costs 132 9,615 Total  276,717 241,225 The amount is charged as: Research and development expenses 209,549 204,210 Administrative expenses 63,881 37,015 Inventory 3,287 0 Total  276,717 241,225 Average number of employees 219 195 For remuneration to the Board of Directors please refer to note 7 in the consolidated financial statements and for additional information regarding staff costs. 100 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 3-4

Notes Note 3 – Information on staff and remuneration (continued) Other Warrant Pension short term compensation DKK thousand Base salary Bonus contribution benefits expenses Total 2021 Remuneration to the Executive Management Emmanuel Dulac 5,099 3,059 1,020 243 12,182 21,603 Adam Sinding Steensberg 3,056 1,193 611 286 4,829 9,975 Matthew Donald Dallas1 449 184 0 38 0 672 Total 8,604 4,436 1,631 567 17,011 32,250 Total Other Corporate Management2 3,873 1,469 387 186 4,791 10,705 Total 12,477 5,905 2,018 753 21,802 42,955 2020 Remuneration to the Executive Management Emmanuel Dulac 4,950 3,267 990 699 2,534 12,440 Adam Sinding Steensberg 2,967 1,266 593 282 2,281 7,389 Matthew Donald Dallas1 408 192 0 2 0 602 Total 8,325 4,725 1,583 983 4,815 20,431 Total Other Corporate Management2 2,604 1,135 260 51 1,544 5,594 Total 10,929 5,860 1,843 1,034 6,359 26,025 1 Ma tthew Dallas has tax obligations in Denmark, so a part of his salary is paid out in Denmark. 2 Other Corporate Management in 2021 comprised two members (2020: One). 101 Zealand Pharma  ∞  Annual Report 2021

Notes Note 3 – Information on staff and remuneration (continued) The employee incentive programs of Warrant programs existing during the period 2020 2015 Maximum term of options granted 10 years 10 years Method of settlement equity- equity- settled settled 2021 Outstanding at the beginning of the period 63,217 1,908,920 Granted during the period 0 0 Forfeited during the period 0 -214,348 Exercised during the period 0 -233,595 Expired during the period 0 -47,000 Outstanding at the end of the period; and 63,217 1,413,977 Exercisable at the end of the period 21,073 529,596 Warrants outstanding at the end of the period Range of exercise prices 216.8 90-224.4 Weighted-average remaining contractual life 8.7 3.8 Number held by Executive Management 0 353,409 The employee incentive programs of Warrant programs existing during the period 2020 2020 2015 2010 Maximum term of options granted 10 years 10 years 5 years Method of settlement equity-settled equity-settled 2020 Outstanding at the beginning of the period 0 1,647,788 42,359 Granted during the period 63,217 631,288 0 Forfeited during the period 0 -53,747 0 Exercised during the period 0 -276,409 -42,359 Expired during the period 0 -40,000 0 Outstanding at the end of the period; and 63,217 1,908,920 0 Exercisable at the end of the period 0 301,529 0 Warrants outstanding at the end of the period Range of exercise prices 216.8 90.0-224.4 101.2-127.1 Weighted-average remaining contractual life 9.7 4.9 0 Number held by Executive Management 0 373,409 0 Warrants exercised during the period 2021 2020 Weighted-average share price at the date of exercise 186.1 234.7 Weighted-average exercise price for warrants expired during the period 142.5 101.2 Weighted-average exercise price for warrants forfeited during the period 206.2 169.2 Weighted-average exercise price for warrants outstanding at period end 159.6 158.5 102 Zealand Pharma  ∞  Annual Report 2021

Expense arising from share-based payment transactions 2021 2020 Research and development expenses 20,981 14,254 Sale and marketing expenses 0 0 Administrative expenses 18,580 2,513 Total 39,561 16,767 Effect of fair value of PSUs recognized in the income statement is DKK 11.2 million (2020: DKK 0.8 million). Effect of fair value of RSUs recognized in the income statement is DKK 14.1 million (2020: DKK 0.6 million). Long-term incentive programs (LTIP) for Corporate Management and employees No of PSUs 2021 2020 Number of units At January 1 16,703 16,703 Granted during the year 185,762 0 Vested during the year 0 0 Forfeited during the year 0 0 At December 31 202,465 16,703 No of RSUs 2021 2020 Number of units At January 1 13,665 0 Granted during the year 258,883 13,665 Vested during the year -163 0 Forfeited during the year -17,318 0 At December 31 255,067 13,665 Note 3 – Information on staff and remuneration (continued) Note 4 – Financial income DKK thousand 2021 2020 Interest income from financial assets measured at amortized costs 44 897 Interest income 6,744 5,306 Fair value adjustments of marketable securities 1,852 0 Fair value adjustments of other investments 0 936 Dividend, marketable securities 0 0 Exchange rate adjustments 40,258 0 Total financial income 48,898 7,139 Please refer to note 9 in the consolidated financial statements for additional information regarding financial income. Note 5 – Financial expenses DKK thousand 2021 2020 Other financial expenses -3,224 -4,931 Fair value adjustments of Marketable securities 0 -2,103 Fair value adjustments of other investments -8,217 0 Interest expenses -3,639 -2,391 Exchange rate adjustments 0 -42,112 Total financial expenses -15,080 -51,537 Please refer to note 10 in the consolidated financial statements for additional information regarding financial expenses. 103 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 5-6

Notes Note 7 – Income tax (continued) DKK thousand 2021 2020 Tax on equity Warrants - shareprice development 5,588 2,325 Change in tax assets (not recognized) -5,588 -2,325 Total income tax expense (income) 0 0 DKK thousand 2021 2020 Specification of unrecognized deferred tax assets: Tax losses carried forward (available indefinitely) 2,231,010 1,269,107 Research and development expenses 842,775 732,389 Licenses, rights and patents 41,512 36,260 Non-current assets 88,676 66,179 Liabilities 73,444 131,147 Other 30,822 51,413 Total temporary differences 3,308,239 2,286,495 Please refer to note 11 in the consolidated financial statements for additional information regarding income tax. Note 6 - Other operating income and expenses DKK thousand 2021 2020 Government grants 759 645 Contributed IP rights to Zealand Pharma SPV 3 K/S 0 35,496 Other 0 855 Total other operating income 759 36,996 Other -2,161 0 Total other operating expenses -2,161 0 Please refer to note 8 in the consolidated financial statements for additional information regarding other operating income and expenses Note 7 – Income tax DKK thousand 2021 2020 Net result for the year before tax -1,011,529 -832,342 Corporate tax rate in Denmark 22.0% 22.0% Expected tax benefit/(expenses) -222,536 -183,115 Adjustment for non-deductible expenses 5,469 1,873 Adjustment for non-taxable income -8,084 -7,181 Adjustment for warrants 6,501 -72 Adjustment for R&D extra deduction -14,379 -8,811 Adjustment to prior years -5,143 313 Change in tax assets (not recognized) 231,247 191,450 Total income tax expense/benefit -6,925 -5,543 104 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 7-8

Note 8 – Intangible assets Licenses, rights DKK thousand and patents Cost at January 1, 2021 41,167 Additions 0 Retirements 0 Cost at December 31, 2021 41,167 Depreciations and impairment at January 1, 2021 5,476 Depreciation for the year 0 Impairment 0 Depreciation and impairment at December 31, 2021 5,476 Carrying amount at December 31, 2021 35,691 Depreciation and impairment for the financial year has been charged as: Research and development expenses 0 Sale and marketing expenses 0 Administrative expenses 0 Total 0 Licenses, rights DKK thousand and patents Cost at January 1, 2020 0 Additions 41,167 Cost at December 31, 2020 41,167 Depreciation at January 1, 2020 0 Depreciation for the year 411 Impairment 5,065 Depreciation and impairment at December 31, 2020 5,476 Carrying amount at December 31, 2020 35,691 Depreciation and impairment for the financial year has been charged as: Research and development expenses 411 Sale and marketing expenses 5,065 Total 5,476 105 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 9

Zealand Pharma • Annual Report 2021 106

Notes.

Note 9 – Property, plant and equipment

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2021	85,877	12,706	32,448	3,022
Transfer	949	204	0	-1,153
Additions	7,118	1,444	2,449	5,893
Retirements	-3,166	-5	0	-419
Cost at December 31, 2021	**90,778**	**14,349**	**34,897**	**7,343**
Accumulated depreciation at January 1, 2021	43,977	5,711	1,988	0
Depreciation for the year	11,551	2,681	2,715	0
Retirements	-1,327	-4	0	0
Accumulated depreciation at December 31, 2021	**54,201**	**8,388**	**4,703**	**0**
Carrying amount at December 31, 2021	**36,577**	**5,961**	**30,194**	**7,343**
Depreciation for the financial year has been charged as:				
Cost of goods sold	7,143	117	0	0
Research and development expenses	3,621	2,564	2,716	0
Administrative expenses	786	0	0	0
Total	**11,550**	**2,681**	**2,716**	**0**

DKK thousand	Plant and machinery	Other fixtures and fittings	Building improvements	Assets under construction
Cost at January 1, 2020	57,153	12,501	13,773	14,001
Transfer	0	0	13,796	-13,796
Additions	33,103	1,190	14,735	2,817
Retirements	-4,379	-985	-9,856	0
Cost at December 31, 2020	**85,877**	**12,706**	**32,448**	**3,022**
Accumulated depreciation at January 1, 2020	43,696	4,164	9,860	0
Depreciation for the year	4,585	2,533	1,933	0
Retirements	-4,304	-986	-9,805	0
Accumulated depreciation at December 31, 2020	**43,977**	**5,711**	**1,988**	**0**
Carrying amount at December 31, 2020	**41,900**	**6,995**	**30,460**	**3,022**
Depreciation for the financial year has been charged as:				
Research and development expenses	4,000	2,133	1,634	0
Sale and marketing expenses	0	0	0	0
Administrative expenses	585	400	299	0
Total	**4,585**	**2,533**	**1,933**	**0**

Please refer to note 14 in the consolidated financial statements for additional information regarding property, plant and equipment.

Notes Note 10 – Right-of-use assets and lease liabilities Amounts recognized in the statement of financial position The statement of financial position shows the following amounts relating to lease assets: Other fixtures and DKK thousand Buildings fittings As at January 1, 2021 116,824 1,178 Additions 0 1,511 Retirements 0 0 Reversal of depreciations 0 0 Depreciation expense -10,666 -1,066 As at December 31, 2021 106,158 1,623 As at January 1, 2020 84,148 1,484 Additions 43,698 581 Retirements -6,036 -143 Reversal of depreciations 6,036 0 Depreciation expense -11,022 -744 As at December 31, 2020 116,824 1,178 Set out below are the carrying amounts of lease liabilities and the movements during the period. 2021 2020 As at January 1 119,848 85,760 Additions 1,418 44,209 Accretion of interest 2,449 2,386 Payments -12,260 -12,507 As at December 31 111,454 119,848 Current 11,686 11,392 Non-current 99,769 108,456 The following are the amounts recognized in profit and loss: Depreciation expense of right-of-use assets -11,732 -11,766 Interest expense on lease liabilities 2,449 2,391 Total amount recognized in profit and loss -9,283 -9,375 Cashflow -12,260 -12,507 Total cash outflow for leases -12,260 -12,507 Please refer to note 15 in the consolidated financial statements for additional information regarding right- of-use assets and lease liabilities. 107 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 11

Zealand Pharma • Annual Report 2021 108

Notes.

Note 11 – Investments in subsidiaries

Accounting policies

Investments in subsidiaries are measured at cost in the parent company's financial statements. Where the recoverable amount of the investment is lower than cost, the investments are written down to this lower value.

DKK thousand	2021	2020
Cost at January 1	62,228	2,601
Additions	0	59,627
Cost at December 31	**62,228**	**62,228**
Value adjustments at January 1	0	0
Value adjustments for the year	0	0
Value adjustments at December 31	**0**	**0**
Carrying amount at December 31	**62,228**	**62,228**

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US, Inc.	United States	100%	100%
Encycle Therapeutics, Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%
Zealand Pharma US Inc. subsidiary			
Zealand Pharma California US, LLC.	United States	100%	100%

ZP Holding SPV K/S has in 2021 distributed dividend of DKK 36.7 million to Zealand Pharma A/S. No dividend has been distributed from subsidiaries during 2020.

Note 12 – Other investments

Please refer to note 16 in the consolidated financial statements.

Notes Note 15 – Other receivables DKK thousand 2021 2020 VAT 420 3,887 Other 1,445 3,308 Total other receivables 1,865 7,195 Please refer to note 21 in the consolidated financial statements for additional information regarding other receivables. Note 16 – Cash and cash equivalents DKK thousand 2021 2020 DKK 9,056 253,262 USD 354,951 521,977 EUR 13,182 85,533 Total cash and cash equivalents 377,189 860,772 Please refer to note 23 in the consolidated financial statements for additional information regarding cash and cash equivalents. Note 13 – Inventories Inventories were comprised as follows: DKK thousand 2021 2020 Raw materials 35,816 14,398 Work in process 29,498 13,665 Finished goods 13,453 17,637 Total 78,767 45,700 Direct costs 59,128 35,653 Indirect production costs 19,639 10,047 Write downs recognized on inventories were reflected in the cost of goods sold. They were comprised as follows: DKK thousand 2021 2020 Accumulated write downs, January 1 -6,425 0 Additions 0 -5,707 Write downs in the reporting period -8,089 -718 Utilization of write downs 11,702 0 Reversal of write downs 0 0 Accumulated write downs, December 31 -2,812 -6,425 Please refer to note 18 in the consolidated financial statements for additional information regarding inventory. Note 14 – Prepaid expenses The increase in Prepaid expenses of DKK 34.0 million from 2020 to 2021 is primarily related to higher insurance costs for coverage of Management and Board members and timing of invoices received from the Contract Research Organizations (CRO's). 109 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 14-16

Notes Note 17 – Share capital Please refer to note 24 to the consolidated financial statements. Note 18 – Other liabilities DKK thousand 2021 2020 Employee benefits 59,506 67,173 Development project costs 18,736 28,266 Other payables 55,499 15,287 Total other liabilities 133,741 110,727 Current: 115,315 93,983 Non-current 18,426 16,744 Please refer to note 28 in the consolidated financial statements for additional information regarding other liabilities. Note 19 – Contingent assets, liabilities and other contractual obligations Zealand Pharma A/S is part of a Danish joint taxation. Consequently, referring to the Danish Corporation Tax Act regulations, Zealand Pharma A/S is liable for any income taxes, etc. for the jointly taxed compa- nies and Zealand Pharma A/S is likewise liable for any obligations to withhold tax at source on interest, royalties and returns for the jointly taxed companies. Please refer to note 29 in the consolidated financial statements for information on contractual obliga- tions. Note 20 – Financial risks For Capital structure, Exchange rate risk, Credit risk and Liquidity risk we refer to note 30 in the consoli- dated financial statements. Exchange rate risk As of December 31, 2021, Zealand Pharma A/S holds DKK 355.0 million (2020: DKK 522.0 million) of its cash in USD. Interest rate risk As of December 31, 2021, Zealand Pharma A/S has lease liabilities amounting to DKK 111.5 million (2020: DKK 119.8 million). Contractual maturity (liquidity risk) A breakdown of the Company’s aggregate liquidity risk on financial assets and liabilities is given below. The following table details the Company’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management’s best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay. With the exception of leasing, there are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities. 110 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 18-21

Zealand Pharma • Annual Report 2021 111

Notes.

Note 20 – Financial risks (continued)

DKK thousand	< 12 months	1-5 Years	>5 years	Total
Trade payables	48,430	0	0	48,430
Payables to subsidiaries	59,078	0	0	59,078
Leasing	11,772	44,946	67,547	124,265
Other liabilities	115,315	0	18,426	133,741
Total financial liabilities at December 31, 2021	**234,595**	**44,946**	**85,973**	**365,514**
Trade payables	59,307	0	0	59,307
Leasing	11,392	43,949	78,648	133,989
Other liabilities	92,983	0	0	92,983
Total financial liabilities at December 31, 2020	**163,682**	**43,949**	**78,648**	**286,279**

All cash flows are undiscounted and include all liabilities under contracts.

DKK thousand	2021	2020
Categories of financial instruments		
Deposits	8,920	8,920
Trade receivables	13,546	0
Receivables from subsidiaries	144,904	325,645
Other receivables	1,865	7,195
Cash and cash equivalents	377,189	860,772
Financial assets measured at amortized cost	**546,424**	**1,502,532**
Marketable securities	299,042	297,345
Other investments	26,906	32,333
Financial assets measured at fair value through profit or loss	**325,948**	**329,678**
Trade payables	48,430	59,307
Payables to subsidiaries	59,078	8,562
Lease liabilities	111,455	119,848
Other liabilities	133,741	109,292
Financial liabilities measured at amortized cost	**352,704**	**297,009**

The fair value of marketable securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

At December 31, 2021 and 2020, the carrying amount of other financial assets and financial liabilities approximated the fair value.

Notes Note 23 – Change in working capital DKK thousand 2021 2020 Increase/decrease in receivables -184,413 -9,666 Increase/decrease in inventory -33,067 -45,700 Increase/decrease in payables -10,876 39,720 Increase/decrease in other liabilities -28,701 46,328 Change in working capital -257,057 30,682 Note 24 – Allocation of result The Board of Directors proposes that the parent company’s 2021 net result of DKK -1,004.6 million (2020: DKK -826.8 million) be carried forward to next year by transfer to retained loss. Note 25 – Significant events after the balance sheet date Please refer to note 36 in the consolidated financial statements. Note 26 – Approval of the annual report Please refer to note 37 in the consolidated financial statements. Note 21 – Transactions with related parties ‘Zealand Pharma A/S' related parties are the board of directors, executive management, and close mem- bers of the family of these persons. Refer to note 7 in the consolidated financial statements for remunera- tion of Board of Directors. Refer to note 3 in these parent company financial statements for remuneration of the executive management team. The parent company had the following transactions with subsidiaries: DKK thousands 2021 2020 Revenue 168,713 138,396 Other income 9,186 35,500 Research and development expenses 54,055 0 Sale and marketing expenses 365,851 327,829 Admin Expenses 92,149 0 Receivables 144,904 325,645 Payables 59,078 359,869 Note 22 – Adjustments for non-cash items DKK thousand 2021 2020 Depreciation 28,678 26,293 Warrant compensation expenses 68,577 16,273 Income tax receipt 1,426 0 Financial income -8,596 0 Financial expenses 17,436 5,327 Net loss on sale of fixed assets 2,258 0 Fair value adjustments -2,007 0 Exchange rate adjustments 19,451 9,623 Total adjustments 127,223 57,516 112 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Note 22-27

Free cash flow Free cash flow is calculated as the sum of cash flows from operating activities less purchase of property, plant and equipment. A positive free cash flow shows that the Group is able to finance its activities and that external financing or capital raises is thus not necessary for the Group’s operating activities. There- fore, Executive Management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure “Net cash flow from operat- ing activities.” The table below shows a reconciliation of free cash flow for 2021, 2020 and 2019: DKK thousand 2021 2020 2019 Cash (outflow)/inflow from operating activities -1,211,971 -688,716 -409,455 Less purchase of property, plant and equipment -22,133 -25,044 -21,036 Free cash flow -1,234,104 -713,760 -430,491 Alternative performance measures for the Group (non-audited) 113 Zealand Pharma  ∞  Annual Report 2021 Par Fin – Alternative performance measures

Zealand Pharma • Annual Report 2021 114

Statement of the Board of Directors and Executive Management.

The Board of Directors and Executive Management have today discussed and approved the Annual Report of Zealand Pharma A/S for the financial year January 1 – December 31, 2021.

The consolidated financial statements and parent company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements under the Danish Financial Statements Act.

We consider the accounting policies used to be appropriate. In our opinion, the financial statements give a true and fair view of the Group's and the parent company's financial position as of December 31, 2021, and of the results of the Group's and the parent company's operations and cash flows for the financial year January 1 – December 31, 2021.

In our opinion, the Management's review includes a fair review of the development of the Group's and the parent company's operations and economic conditions, the results for the year, and the Group's and the parent company's financial position, as well as a review of the principal risks and uncertainties to which the Group and the parent company are exposed.

In our opinion, the Annual Report of Zealand Pharma A/S for the financial year January 1 - December 31, 2021 identified as 549300ITB-B1ULBL4CZ12-2021-12-31-en.zip has in all material respects been prepared in compliance with the ESEF Regulation.

We recommend that the Annual Report be approved at the Annual General Meeting.

Søborg, March 10, 2022

Executive Management

Emmanuel Dulac
President and
Chief Executive Officer

Matthew Douglas Dallas
Senior Vice President and
Chief Financial Officer

Adam Sinding Steensberg
Executive Vice President,
Research & Development, and
Chief Medical Officer

Board of Directors

Alf Gunnar Martin Nicklasson
Chairman

Kirsten Aarup Drejer
Vice Chairman

Jeffrey Berkowitz
Board member

Frederik Barfoed Beck
Board member
Employee elected

Bernadette Connaughton
Board member

Leonard Kruimer
Board member

Alain Munoz
Board member

Anneline Nansen
Board member
Employee elected

Michael John Owen
Board member

Iben Louise Gjelstrup
Board member
Employee elected

Jens Peter Stenvang
Board member
Employee elected

Independent auditor’s report To the shareholders of Zealand Pharma A/S Report on the audit of the Consolidated Financial Statements and Parent Company Financial Statements Opinion We have audited the consolidated financial statements and the parent company financial statements of Zealand Pharma A/S for the financial year January 1 – December 31, 2021, which comprise income statement, statement of comprehensive income, statement of financial position, cash flow statement, statement of changes in equity and notes, including accounting policies, for the Group and the Parent Company. The consolidated financial statements and the parent company financial statements are prepared in accordance with International Financial Reporting Stand- ards as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements of the Danish Financial Statements Act. In our opinion, the consolidated financial statements and the parent company financial statements give a true and fair view of the financial position of the Group and the Parent Company at December 31, 2021 and of the results of the Group's and the Parent Company's operations and cash flows for the financial year January 1 – December 31, 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Stand- ards Board (IASB) and as adopted by the EU and additional requirements of the Danish Financial Statements Act. Our opinion is consistent with our long-form audit report to the Audit Committee and the Board of Directors. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the "Auditor's responsibilities for the audit of the consolidat- ed financial statements and the parent company financial statements" (hereinafter collectively referred to as "the financial statements") section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants' Inter- national Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark, and we have fulfilled our other ethical respon- sibilities in accordance with these requirements and the IESBA Code. To the best of our knowledge, we have not provided any prohibited non-audit services as described in article 5(1) of Regulation (EU) no. 537/2014. Material uncertainty related to going concern The financial statements have been prepared assuming that the Company will continue as a going concern. As dis- 115 Zealand Pharma  ∞  Annual Report 2021 Statement – Independent auditor cussed in Note 2 to the financial statements, the Company, with its current strategic plans, has identified a working capital deficit by September 2022 and substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and con- ditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. We have not modified our opinion in respect of this matter. Appointment of auditor We were initially appointed as auditor of Zealand Pharma A/S on April 2, 2020 for the financial year 2020. We have been reappointed by resolution of the general meeting on April 15, 2021 for the financial year 2021. Key audit matters A key audit matter is a matter that, in our professional judgement, was of most significance in our audit of the financial statements for the financial year 2021. The matter was addressed during our audit of the financial statements as a whole and in forming our opinion thereon. We do not provide a separate opinion on the matter. For the matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled our responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section, including in relation to the key audit matter below. Accordingly, our audit included the design and performance of procedures to respond to our assess- ment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements. Accounting for rebates and discounts related to the Company’s sales in the United States As disclosed in Note 3 to the consolidated financial state- ments, revenue from products sold by the Company in the United States (U.S.) is impacted by estimates related to managed care rebates, medicare part D rebates, and co- pay card redemption. The estimates for managed care rebates, medicare part D rebates, and co-pay card redemption and related liabilities are recognised as a reduction to gross product sales in the period in which the underlying sales are recognised. As of December 31, 2021, the liabilities for sales discounts and rebates amounts to DKK 27.8 million, as disclosed in Note 27 in the consolidated financial statements. Auditing managed care rebates and medicare part D re- bates, and co-pay card redemptions and related liabilities is complex due to the judgmental nature of management’s estimates, which involves multiple assumptions, as not all conditions are known at the time of sale. For both man- aged care rebates and the medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy's contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rates for sales units remaining in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements. How our audit addressed the key audit matter We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to develop the estimates around managed care rebates, medicare part D rebates, and co- pay card redemption. For example, we tested controls over management’s review of key assumptions, including payor mix for managed care rebates and medicare part D rebates, and settlement rates for sales units remaining in channel for co-pay card redemptions. Our procedures included, among others, checking cler- ical accuracy of management’s calculation of liabilities for managed care rebates, medicare part D rebates, and co-pay card redemptions. We assessed the assumptions applied by management, and compared them to appli- cable commercial policies, historical experience, and the terms in the rebate agreements with the pharmacy benefit managers and agreements with co-pay program partners. 116 Zealand Pharma  ∞  Annual Report 2021

We further examined subsequent settlement obligations to assess completeness and accuracy of the recorded liabil- ities. We performed an independent assessment on the key assumptions of the liabilities as of December 31, 2021, including the payor mix and expected settlement rates by developing our own point estimates through the use of his- torical trends to predict current year liabilities and compar- ing these to the actual liabilities recognised. In addition, we have assessed the adequacy of the Company’s disclosures on rebates and discounts related to the matter described above. Statement on the Management's review Management is responsible for the Management's review. Our opinion on the financial statements does not cover the Management's review, and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the Management's review and, in doing so, consider whether the Management's review is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated. Moreover, it is our responsibility to consider whether the Management's review provides the information required under the Danish Financial Statements Act. Based on the work we have performed, we conclude that the Management's review is in accordance with the finan- cial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the Man- agement's review. Management's responsibilities for the financial statements Management is responsible for the preparation of consol- idated financial statements and parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act and for such internal control as Manage- ment determines is necessary to enable the preparation of financial statements that are free from material misstate- ment, whether due to fraud or error. In preparing the financial statements, Management is re- sponsible for assessing the Group's and the Parent Com- pany's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so. Auditor's responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance as to whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and additional requirements applicable in Den- mark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial state- ments. As part of an audit conducted in accordance with ISAs and additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepti- cism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or er- ror, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. 117 Zealand Pharma  ∞  Annual Report 2021

Zealand Pharma • Annual Report 2021 118

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's and the Parent Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting in preparing the financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and the Parent Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and contents of the financial statements, including the note disclosures, and whether the financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements and the parent company financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with the ESEF Regulation

As part of our audit of the financial statements of Zealand Pharma A/S we performed procedures to express an opinion on whether the annual report for the financial year January 1 – December 31, 2021 with the file name 549300ITB-B1ULBL4CZ12-2021-12-31-en.zip is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements.

Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes:

- The preparing of the annual report in XHTML format;

- The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for financial information required to be tagged using judgement where necessary;

- Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human readable format; and

• For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation. Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material depar- tures from the requirements set out in the ESEF Regulation, whether due to fraud or error. The procedures include: • Testing whether the annual report is prepared in XHTML format; • Obtaining an understanding of the company’s iXBRL tagging process and of internal control over the tagging process; • Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements; • Evaluating the appropriateness of the company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified; • Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and • Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements. In our opinion, the annual report for the financial year Jan- uary 1 – December 31, 2021 with the file name 549300ITB- B1ULBL4CZ12-2021-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation. Copenhagen, March 10, 2022 EY Godkendt Revisionspartnerselskab Christian Schwenn Johansen Rasmus Bloch Jespersen State Authorised Public Accountant State Authorised Public Accountant mne33234 mne35503 119 Zealand Pharma  ∞  Annual Report 2021

Other information 120 Zealand Pharma ∞ Annual Report 2021 Other – COVER

Sources Company information Zealand Pharma A/S Sydmarken 11 2860 Søborg Denmark CVR no.: 20 04 50 78 Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 Zealand Pharma U.S., Inc. 44 Farnsworth Street 4th Floor Boston, MA 02210 info@zealandpharma.com www.zealandpharma.com Established 1998 Registered office Gladsaxe Auditors EY Godkendt Revisionspartnerselskab CVR no.: 30 70 02 28 2021 Achievements ¹ (Partnered with Alexion (AstraZeneca)) Peptide platform ¹ ( This includes Lixisenatide licensed to Sanofi and sold under the mark Lyxumia® in the EU and Adlyxin® in the US as well as Dasiglucagon) ² Kumanyika S et al., N Engl J Med (2020) 383:2197-2200 Zealand Pharma Pipeline ¹ Licensed to Boehringer Ingelheim. ² Licensed to AstraZeneca. Severe Hypoglycemia in diabetes/Zegalouge ¹ Interna tional Hypoglycemia Study Group. Glucose concentrations of less than 3.0 mmol/L (54 mg/dL) should be reported in clinical trials: a joint position statement of the American Diabetes Association and the European Association for the Study of Diabetes. Published in both Diabetes Care 2017 Jan; 40(1): 155-157 and Diabetologia 2017;6-:3-6. ² Siyed Y. Dasiglucagon in severe hypoglycemia: a profile of its use. Drugs & Therapy Per- spectives 2022. https://doi.org/10.1007/s40267-022-00894-x ³ Zegalogue (dasiglucagon). Prescribing information. Zealand Pharma A/S; April 2021 CHI ¹ Congenital Hyperinsulinism International. Available at: http://congenitalhi.org ² De Leon et al. Nat Clin Pract Endocrinol Metab 2007;3:57-68 ³ Yorifuji et al. Pediatrics International 2014;56:467 ⁴ Eljamel et al. Orphanet Journal of Rare Diseases 2018;13:123 Type 1 diabetes ¹ Hypoglycemia in the Diabetes Control and Complications Trial. The Diabetes Control and Complications Trial Research Group. Diabetes. 1997;46:271-286; ² Abraham et al. Pediatr Diabetes. 2018;19(Suppl. 27):178-192; ³ International Hypoglycaemia Study Group; Diabetes Care. 2015;38:1583-1591; ⁴ Edridge et al. PloS ONE. 2015:10:e0126427. ⁵ Chronic usage of other 2nd generation products is likely hindered by DMSO additive and inhalation format, respectively Obesity / Type 2 diabetes ¹ K umanyika S et al., N Engl J Med (2020) 383:2197-2200 Short Bowel Syndrome (SBS) ¹ Jeppesen P. Expert Opinion on Orphan Drugs (2013) 1(7):515-525 Corporate Matters ¹ The Nomination Committee is a sub-set of the board. ² Formalized of April 2021. ³ Resigned from company and as employee elected board member in September 2021 ⁴ Joined the board as of Gertrud Koefoed Rasmussen’s resignation in September 2021 Board of Directors and Corporate Management ¹ Resigned in 2006 and re-elected in 2007. ² Employee-elected board members are elected for a period of four years. 121 Zealand Pharma  ∞  Annual Report 2021 Other – Sources - Company info

Design and production: Noted Zealand Pharma A/S Sydmarken 11 DK-2860 Søborg Denmark Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 CVR no.: 20 04 50 78 zealandpharma.com